2022

PROXY STATEMENT

& NOTICE OF ANNUAL MEETING

RALPH LAUREN CORPORATION



"The clothes that I design and everything
I've done is about life and how people live
and how they want to live and
how they dream they'll live."

Ralph Lauren

A MESSAGE FROM OUR EXECUTIVE CHAIRMAN AND CHIEF CREATIVE OFFICER AND OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER

You are cordially invited to join our 2022 Annual Meeting of Stockholders to be held on Thursday, August 4, 2022, at 9:30 a.m., Eastern time. Our Annual Meeting will be a "virtual meeting" of stockholders, which will be conducted exclusively online via live webcast.

Your vote is very important. Whether you plan to participate in the Annual Meeting or not, please be sure to vote. Information concerning the matters to be considered and voted upon at the 2022 Annual Meeting is set out in the attached Notice of 2022 Annual Meeting and Proxy Statement.

DEAR STOCKHOLDER:

This year, our teams around the world delivered strong results that exceeded our expectations with growth across every brand, channel, category and region – demonstrating their agility and strength amid an environment that remained challenging.

Anchored by our Purpose and enduring creative vision, this progress was delivered by:

- Driving excitement and desirability for our brand – from returning to the runway to launching powerful collections like our partnership with two historically black colleges, Morehouse and Spelman Colleges;

- Leveraging the breadth of our unique lifestyle positioning to create and deliver products across a range of categories that our consumers can live in and feel confident in; and

- Expanding our connected retail points of sale across key cities globally, with notable openings this past year in Milan, Shanghai and Beijing.

We also continued to make meaningful strides in our citizenship and sustainability commitments this year – from launching products that support our circularity journey like our RLX CLARUS® Polo made with materials including recycled cotton, to advancing toward our

2023 target of having at least 20% of our global leadership team comprised of underrepresented race and ethnic groups.

There is still more work to be done, and we are committed to continuing to scale our impact through collaboration, innovation and partnership.

As we look ahead, though we continue to navigate an uncertain macro environment, we are confident that our clear plan and our talented and dedicated teams will enable us to drive continued momentum across multiple engines to deliver long-term growth and value creation for all our stakeholders.

Importantly, we look forward to continuing to inspire people to dream and creating products and experiences that instill a spirit of hope, optimism, timelessness and endless possibility.

Thank you for your support and interest in our Company. We look forward to connecting with you at our 2022 Annual Meeting and hope you can tune in to our Investor Day on September 19th.









Ralph Lauren
Executive Chairman and
Chief Creative Officer

New York, New York
June 24, 2022

Patrice Louvet
President and
Chief Executive Officer



RALPH LAUREN CORPORATION

NOTICE OF 2022 ANNUAL MEETING OF STOCKHOLDERS

PURPOSE OF THE MEETING

The 2022 Annual Meeting of Stockholders of Ralph Lauren Corporation, a Delaware corporation, will be held virtually via live webcast on Thursday, August 4, 2022, at 9:30 a.m., Eastern Time, at *www.virtualshareholdermeeting.com/RL2022*, or at any postponement or adjournment of the meeting, for the following purposes:

1. To elect 12 directors to serve until the 2023 Annual Meeting of Stockholders;

2. To ratify the appointment of Ernst & Young LLP ("Ernst & Young") as our independent registered public accounting firm for the fiscal year ending April 1, 2023;

3. To approve, on an advisory basis, the compensation of our named executive officers and our compensation philosophy, policies, and practices as described herein; and

4. To transact such other business as may properly come before the meeting and any adjournments or postponements thereof.

The foregoing items of business are described more fully in the accompanying Proxy Statement. Only holders of record of the Company's Class A and Class B Common Stock at the close of business on June 6, 2022 are entitled to notice of, and to vote at, the 2022 Annual Meeting of Stockholders and any adjournments or postponements thereof.

NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

We will be using the Securities and Exchange Commission's Notice and Access model, which allows us to make the proxy materials available on the Internet, as the primary means of furnishing proxy materials to stockholders. On or about June 24, 2022, we will mail to all stockholders a Notice of Internet Availability of Proxy Materials, which contains instructions for accessing our proxy materials on the Internet and voting by telephone or on the Internet. The Notice of Internet Availability of Proxy Materials also contains instructions for requesting a printed set of proxy materials. The Proxy Statement, Annual Report on Form 10-K for the fiscal year ended April 2, 2022, and Notice of Annual Meeting are available at: *http://investor.ralphlauren.com*.

YOUR VOTE IS IMPORTANT

Please vote promptly by signing, dating, and returning the enclosed proxy card or voting by telephone or on the Internet by following the instructions on your Notice of Internet Availability of Proxy Materials. In the event that a stockholder decides to participate in the online meeting, such stockholder may, if so desired, revoke the proxy by voting those shares when joining the meeting.

By Order of the Board of Directors,

AVERY S. FISCHER
Chief Legal Officer and Secretary

New York, New York
June 24, 2022



SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains, and oral statements made at the 2022 Annual Meeting of Stockholders and elsewhere from time to time by our representatives may contain, certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding, among other things, our current expectations about the Company's future results and financial condition, revenues, store openings and closings, strategic plans, employee reductions, margins, expenses, earnings, citizenship and sustainability goals, environmental and social goals, and plans for future executive remuneration, and are indicated by words or phrases such as "anticipate," "outlook," "estimate," "expect," "ensure," "project," "believe," "envision," "goal," "target," "can," "will," and similar words or phrases. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from the future results, performance or achievements expressed in or implied by such forward-looking statements. Forward-looking statements are based largely on the Company's expectations and judgments and are subject to certain risks and uncertainties, many of which are unforeseeable and beyond our control. The factors that could cause actual results to materially differ include, among others: the loss of key personnel, including Mr. Ralph Lauren, or other changes in our executive and senior management team or to our operating structure, including those resulting from the recent reduction to our global workforce in connection with our long-term growth strategy, and our ability to effectively transfer knowledge and maintain adequate controls and procedures during periods of transition; the impact to our business resulting from the COVID-19 pandemic, including periods of reduced operating hours and capacity limits and/or temporary closure of our stores, distribution centers, and corporate facilities, as well as those of our customers, suppliers, and vendors, and potential changes to consumer behavior, spending levels, and/or shopping preferences, such as willingness to congregate in shopping centers or other populated locations; the impact of economic, political, and other conditions on us, our customers, suppliers, vendors, and lenders, including potential business disruptions related to the war between Russia and Ukraine, civil and political unrest, and diplomatic tensions between the U.S. and other countries; the potential impact to our business resulting from supply chain disruptions, including those caused by capacity constraints, closed factories and/or labor shortages (stemming from pandemic diseases, labor disputes, strikes, or otherwise), scarcity of raw materials, and port congestion, which could result in inventory shortages and lost sales; the potential impact to our business resulting from inflationary pressures, including increases in the costs of raw materials, transportation, wages, healthcare, and other benefit-related costs; our ability to recruit and retain employees to operate our retail stores, distribution centers, and various corporate functions; the impact to our business resulting from changes in consumers' ability, willingness, or preferences to purchase discretionary items and luxury retail products, which tends to decline during recessionary periods, and our ability to accurately forecast consumer demand, the failure of which could result in either a build-up or shortage of inventory; our ability to successfully implement our long-term growth strategy; our ability to continue to expand and grow our business internationally and the impact of related changes in our customer, channel, and geographic sales mix as a result, as well as our ability to accelerate growth in certain product categories; our ability to open new retail stores and concession shops, as well as enhance and expand our digital footprint and capabilities, all in an effort to expand our direct-to-consumer presence; our ability to respond to constantly changing fashion and retail trends and consumer demands in a timely manner, develop products that resonate with our existing customers and attract new customers, and execute marketing and advertising programs that appeal to consumers; our ability to effectively manage inventory levels and the increasing pressure on our margins in a highly promotional retail environment; our ability to competitively price our products and create an acceptable value proposition for consumers; our ability to continue to maintain our brand image and reputation and protect our trademarks; our ability to achieve our goals regarding environmental, social, and governance practices, including those related to climate change and our human capital; our ability and the ability of our third-party service providers to secure our respective facilities and systems from, among other things, cybersecurity breaches, acts of vandalism, computer viruses, ransomware, or similar Internet or email events; our efforts to successfully enhance, upgrade, and/ or transition our global information technology systems and digital commerce platforms; the potential impact to our business if any of our distribution centers were to become inoperable or inaccessible; the potential impact on our operations and on our suppliers and customers resulting from man-made or natural disasters, including pandemic diseases such as COVID-19, severe weather, geological events, and other

catastrophic events; our ability to achieve anticipated operating enhancements and cost reductions from our restructuring plans, as well as the impact to our business resulting from restructuring-related charges, which may be dilutive to our earnings in the short term; the impact to our business resulting from potential costs and obligations related to the early or temporary closure of our stores or termination of our long-term, non-cancellable leases; our ability to maintain adequate levels of liquidity to provide for our cash needs, including our debt obligations, tax obligations, capital expenditures, and potential payment of dividends and repurchases of our Class A common stock, as well as the ability of our customers, suppliers, vendors, and lenders to access sources of liquidity to provide for their own cash needs; the potential impact to our business resulting from the financial difficulties of certain of our large wholesale customers, which may result in consolidations, liquidations, restructurings, and other ownership changes in the retail industry, as well as other changes in the competitive marketplace, including the introduction of new products or pricing changes by our competitors; our ability to access capital markets and maintain compliance with covenants associated with our existing debt instruments; a variety of legal, regulatory, tax, political, and economic risks, including risks related to the importation and exportation of products which our operations are currently subject to, or may become subject to as a result of potential changes in legislation, and other risks associated with our international operations, such as compliance with the Foreign Corrupt Practices Act or violations of other anti-bribery and corruption laws prohibiting improper payments, and the burdens of complying with a variety of foreign laws and regulations, including tax laws, trade and labor restrictions, and related laws that may reduce the flexibility of our business; the potential impact to our business resulting from the imposition of additional duties, tariffs, taxes, and other charges or barriers to trade, including those resulting from trade developments between the U.S. and China, and any related impact to global stock markets, as well as our ability to implement mitigating sourcing strategies; changes in our tax obligations and effective tax rate due to a variety of factors, including potential changes in U.S. or foreign tax laws and regulations, accounting rules, or the mix and level of earnings by jurisdiction in future periods that are not currently known or anticipated; our exposure to currency exchange rate fluctuations from both a transactional and translational perspective; the impact to our business of events of unrest and instability that are currently taking place in certain parts of the world, as well as from any terrorist action, retaliation, and the threat of further action or retaliation; the potential impact to the trading prices of our securities if our operating results, Class A common stock share repurchase activity, and/or cash dividend payments differ from investors' expectations; our ability to maintain our credit profile and ratings within the financial community; our intention to introduce new products or brands, or enter into or renew alliances; changes in the business of, and our relationships with, major wholesale customers and licensing partners; our ability to make strategic acquisitions and successfully integrate the acquired businesses into our existing operations; and other risk factors identified in the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission. These forward-looking statements are based largely on our expectations and judgments and are subject to a number of risks and uncertainties, many of which are unforeseeable and beyond our control. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

RALPH LAUREN CORPORATION REFERENCES

In this document, we refer to Ralph Lauren Corporation as the "Company," "we," "us" or "our." Our fiscal year ends on the Saturday immediately before or after March 31. All references to "Fiscal 2024" represent the fiscal year ending March 30, 2024. All references to "Fiscal 2023" represent the fiscal year ending April 1, 2023. All references to "Fiscal 2022" represent the fiscal year ended April 2, 2022. All references to "Fiscal 2021" represent the fiscal year ended March 27, 2021. All references to "Fiscal 2020" represent the fiscal year ended March 28, 2020. All references to "Fiscal 2019" represent the fiscal year ended March 30, 2019. All references to "Fiscal 2018" represent the fiscal year ended March 31, 2018. All references to "Fiscal 2017" represent the fiscal year ended April 1, 2017.



NON-U.S. GAAP FINANCIAL MEASURES

The Company uses non-U.S. generally accepted accounting principles ("U.S.- GAAP") financial measures, among other things, to evaluate its operating performance and in order to represent the manner in which the Company conducts and views its business. In addition, as discussed in the "Executive Compensation Matters" section of the Proxy Statement, the Talent, Culture & Total Rewards Committee uses non-U.S. GAAP measures to set and certify the achievement of certain performance-based compensation goals. The Company believes that excluding items that are not comparable from period to period helps investors and others compare operating performance between two periods. While the Company considers the non-U.S. GAAP measures useful in analyzing its results, they are not intended to replace, nor act as a substitute for, any presentation included in the consolidated financial statements prepared in conformity with U.S. GAAP and may be different from non-U.S. GAAP measures reported by other companies. See Appendix B to the Proxy Statement for reconciliation between the non-U.S. GAAP financial measures and the most directly comparable U.S. GAAP measures.



CONTENTS





PROXY SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. For more complete information about these topics, please review our Annual Report on Form 10-K for Fiscal 2022 and this entire Proxy Statement. We are mailing the Notice of 2022 Annual Meeting of Stockholders and instructions on how to access this Proxy Statement (or, for those who request it, a hard copy of this Proxy Statement and the enclosed form of proxy) to our stockholders on or about June 24, 2022.

ABOUT RALPH LAUREN

Ralph Lauren Corporation (NYSE: RL) is a global leader in the design, marketing, and distribution of premium lifestyle products in five categories: apparel, footwear & accessories, home, fragrances, and hospitality. For more than 50 years, Ralph Lauren has sought to inspire the dream of a better life through authenticity and timeless style. Its reputation and distinctive image have been consistently developed across a wide range of products, brands, distribution channels and international markets. The Company's brand names — which include Ralph Lauren, Ralph Lauren Collection, Ralph Lauren Purple Label, Polo Ralph Lauren, Double RL, Lauren Ralph Lauren, Polo Ralph Lauren Children and Chaps, among others — constitute one of the world's most widely recognized families of consumer brands. For more information, go to http://investor.ralphlauren.com.

SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of the Company, for use in connection with the Annual Meeting of the Company's Stockholders to be held on August 4, 2022 (the "2022 Annual Meeting"). This Proxy Statement, the accompanying Notice of Annual Meeting, proxy card, and the Company's 2022 Annual Report on Form 10-K, or alternatively a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability"), will be mailed to stockholders on or about June 24, 2022. The Board is soliciting your proxy in an effort to give all stockholders of record the opportunity to vote on matters that will be presented at the 2022 Annual Meeting. This Proxy Statement provides you with information on these matters to assist you in voting your shares.

VIRTUAL STOCKHOLDER MEETING

The 2022 Annual Meeting will be conducted exclusively online via live webcast, allowing all of our stockholders the option to participate in the live, online meeting from any location convenient to them, providing stockholder access to our Board and management and enhancing participation.

Stockholders at the close of business on June 6, 2022 will be allowed to communicate with us and ask questions in our virtual stockholder meeting forum before and during the meeting. All directors and key executive officers are expected to participate in the meeting, and we are committed to acknowledging each question we receive. We believe a virtual meeting is fundamental to our strategic priority "Leading with Digital," as well as to our citizenship and sustainability goals. For further information on the virtual meeting, please see the "Questions and Answers About the Annual Meeting and Voting" section on page 110.



2022 ANNUAL MEETING OF STOCKHOLDERS

Thursday, August 4, 2022
9:30 a.m. Eastern Time

Held virtually online via live webcast at
www.virtualshareholdermeeting.com/RL2022

Record Date:	• Close of business on June 6, 2022, (the "Record Date").	
Participating in the Annual Meeting:	• We invite you to join the 2022 Annual Meeting of Stockholders (the "2022 Annual Meeting" or "Meeting") online via live webcast. There will not be a physical meeting in New York City. You will be able to participate in the virtual Meeting online, vote your shares electronically, and submit your questions during the Meeting by visiting: *www.virtualshareholdermeeting.com/RL2022* (the "Annual Meeting Website"). Prior to the meeting, you may vote your shares and submit pre-meeting questions online by visiting *www.proxyvote.com* and following the instructions on your proxy card.	• Please note that stockholders will need their unique control number which appears on their Notice of Internet Availability, the proxy card (printed in the box and marked by the arrow), and the instructions that accompanied the proxy materials in order to access these sites. Beneficial stockholders who do not have a control number may gain access to the meeting by logging into their broker, brokerage firm, bank, or other nominee's website and selecting the stockholder communications mailbox to link through to the Meeting. Instructions should also be provided on the voting instruction card provided by your broker, bank, or other nominee.
Virtual Meeting Highlights:	• All of our stockholders will be able to hear directly from Mr. Ralph Lauren, our Founder and Executive Chairman, Mr. Patrice Louvet, our President and CEO, and others, regardless of location.	• To ensure access, all validated stockholders may submit questions in advance, beginning on June 24, 2022, by visiting *www.proxyvote.com,* and may submit questions during the Meeting by visiting the Annual Meeting Website at *www.virtualshareholdermeeting.com/RL2022*. All relevant questions received in accordance with the Meeting's Rules of Conduct (available on the Annual Meeting Website) during the course of the Meeting or solicited in advance, as well as the Company's responses, will be posted on *http://investor.ralphlauren.com* soon after the 2022 Annual Meeting.
	• Stockholders will be able to review the Rules of Conduct and other Meeting materials on the 2022 Annual Meeting Website.	• An audio replay of the 2022 Annual Meeting will be available on *http://investor.ralphlauren.com* until the 2023 Annual Meeting of Stockholders.
Voting:	• Only holders of record of the Company's Class A and Class B Common Stock at the close of business on June 6, 2022 are entitled to notice of, and to vote at, the 2022 Annual Meeting, or at any adjournments or postponements thereof.	• Please authorize a proxy to vote your shares as soon as possible. If you are a beneficial owner of shares of our common stock, your broker will NOT be able to vote your shares with respect to any of the matters presented at the Meeting other than the ratification of the selection of our independent registered public accounting firm, unless you give your broker specific voting instructions.
	• You do not need to participate in the 2022 Annual Meeting webcast to vote if you submitted your proxy in advance of the 2022 Annual Meeting.	• See the "Questions and Answers About the Annual Meeting and Voting" section on page 110 of this Proxy Statement for more information.



MATTERS TO BE VOTED ON

Item for Business	Board Recommendation	Further Details
1. Election of 12 Directors	FOR ALL	Page 20
2. Ratification of appointment of independent registered public accounting firm	FOR	Page 107
3. Advisory vote on executive compensation	FOR	Page 109

DIRECTOR NOMINEES

Name	Occupation	Age	Director Since	Independent	Other Current Public Company Directorships	Committees[1] A	T	N	F
Class A Directors									
Linda Findley	President and Chief Executive Officer *Blue Apron Holdings, Inc.*	49	2018	✓	1	●	●		●
Michael A. George	Formerly President and Chief Executive Officer *Qurate Retail, Inc.*	60	2018	✓	1	●	C		●
Hubert Joly[2]	Formerly Chairman of the Board of Directors and Chief Executive Officer *Best Buy Co., Inc.*	62	2009	✓	1		●		C
Class B Directors									
Ralph Lauren	Executive Chairman and Chief Creative Officer	82	1997		0				
Patrice Louvet	President and Chief Executive Officer	57	2017		1				
David Lauren	Chief Branding and Innovation Officer and Vice Chairman of the Board	50	2013		0				
Angela Ahrendts	Formerly Senior Vice President, Retail *Apple, Inc.*	62	2018	✓	2			●	●
John R. Alchin	Formerly Executive Vice President, Co-Chief Financial Officer, and Treasurer *Comcast Corporation*	74	2007	✓	1	C			●
Frank A. Bennack, Jr.	Executive Vice Chairman and Chairman of the Executive Committee *The Hearst Corporation*	89	1998	✓	0	●		●	
Debra Cupp	President, North America *Microsoft, Inc.*	51	N/A	✓	0				
Valerie Jarrett[3]	Chief Executive Officer *The Barack Obama Foundation*	65	2020	✓	3	●		C	
Darren Walker	President *Ford Foundation*	62	2020	✓	2			●	

1. "A" refers to the Audit Committee of the Board (the "Audit Committee"), "T" refers to the Talent, Culture & Total Rewards Committee of the Board (the "Talent Committee"), "N" refers to the Nominating, Governance, Citizenship & Sustainability Committee of the Board (the "Nominating Committee"), and "F" refers to the Finance Committee of the Board (the "Finance Committee").
2. As Lead Independent Director, Mr. Joly is invited to attend all Committee meetings.
3. Following the 2022 Annual Meeting, the Board expects to appoint Ms. Jarrett as the Chair of the Nominating Committee.



DIRECTOR NOMINEES HIGHLIGHTS

As presented in the chart below, we believe our Board nominees offer a diverse range of key skills and experiences to provide effective oversight of the Company and create long-term sustainable growth for our Company through successful execution of the Company's strategic plan. Below is a high-level summary which highlights certain of the Board nominees' skills, qualifications and experiences and is not intended to be an exhaustive list of each director nominee's contributions to the Board.

Balanced Mix of Skills, Qualifications and Experience

Attributes/Experiences	CEO[1]	International Experience	Additional Public Company Executive	Retail/ Consumer Products	E-commerce/ Digital/ Technology	Data protection/ Cyber/IT	Finance/ Capital Allocation	Consumer Insights/ Marketing/ Sales	Policy/ Regulatory/ Governance	Citizenship & Sustainability	Diversity[2]
Angela Ahrendts	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	G
John Alchin		✓	✓			✓	✓			✓	N, SO
Frank A. Bennack, Jr.	✓	✓				✓	✓	✓	✓	✓	
Debra Cupp		✓	✓	✓	✓	✓	✓	✓		✓	G
Linda Findley	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	G
Michael A. George	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Valerie Jarrett	✓		✓			✓	✓		✓	✓	G, RA
Hubert Joly	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	N
David Lauren		✓		✓	✓			✓		✓	
Ralph Lauren	✓	✓		✓				✓		✓	
Patrice Louvet	✓	✓	✓	✓	✓	✓	✓	✓		✓	N
Darren Walker	✓	✓	✓	✓			✓		✓	✓	RA, SO

1   Current or former CEO or President experience, public, private and non-profit
2   Types of Diversity: RA = Race; E = Ethnicity; G = Gender; N = Nationality; SO = Sexual Orientation



Diverse Board Representation
66%
33% female nominees **4** Women
42% diverse nominees **2** Race/Ethnicity **3** National Origin **2** LGBTQIA+
*Tenure and age are as of June 2022

Range of Tenures*
0-5
5+
Average Tenure: **<9 Years**

Mix of Ages*
45-55
56-65
66+
Average Age: **64.5**
66% are 65 or younger

For further information on these attributes and experiences, and a summary of individual skill sets, see page 20.



2022 BUSINESS HIGHLIGHTS

Fiscal 2022 Performance Highlights

Our ambition is for Ralph Lauren Corporation to become the world's leading lifestyle company, consistently bringing to life our Purpose of "Inspiring the dream of a better life, through authenticity and timeless style" and creating competitive sustained value for all our stakeholders (employees, consumers, investors, partners/suppliers and communities we live and operate in). Fiscal 2022 was a pivotal year with acceleration of our key strategic initiatives while managing through a still volatile global environment. When we started Fiscal 2022 in March 2021, the world still faced uncertainty with regard to the effects the COVID-19 pandemic would continue to have on the retail business and the year included tumultuous events with macro-economic challenges, supply chain disruptions, and geopolitical conflicts.

Through all of this, our iconic brand prevailed and we emerged stronger with our key financial results significantly beating our expectations set at the beginning of the year as well as consensus estimates. This was a result of our team's exceptional execution as well as last year's strategic realignment to fundamentally reposition our business for success post-pandemic, as we executed on our strategic priorities to elevate our brand and set ourselves up for long-term sustainable growth and value creation through key city ecosystem expansion, recruiting new high-value consumers and developing high-potential product categories.

Results of our strategic plan included:

- **Winning Over a New Generation of Consumers**

  - Invested strategically in innovative, digitally-amplified global brand-building campaigns, including our sponsorships of Team USA in the Summer and Winter Olympics, Wimbledon, the U.S. Open and Australian Open; Ralph Lauren Winter Escape on Roblox; and our launch as the official outfitter of G2 Esports.

  - Marketing investments increased to approximately 7% of total revenues in Fiscal 2022, up from 6% last year, to support our brand elevation and drive consumer engagement,

resulting in accelerated growth in global brand awareness and purchase intent.

- **Energizing Core Products and Accelerating Under-Developed Categories**

  - Delivered compelling product assortments, successfully capturing the consumer's interest in post-pandemic dressing, blending casual comfort with elevated looks — both core to the Ralph Lauren brand. Continued momentum in both core and high-potential categories, led by our outerwear, denim, footwear and home.

  - Drove further brand elevation with average unit retail ("AUR") growth of 15% across our direct-to-consumer network for full year Fiscal 2022, on top of a 26% increase in Fiscal 2021.

- **Driving Targeted Expansion in Our Regions and Channels**

  - Delivered double-digit growth across all geographies, despite continued disruptions related to COVID-19 and the global supply chain throughout the fiscal year.

  - All regions exceeded expectations led by North America, where our Next Great Chapter distribution reset is largely complete.

- **Leading with Digital**

  - Strong momentum in global digital revenue across both owned and wholesale digital channels and across all geographies in Fiscal 2022 driven by Connected Retail, new product initiatives and the launch of our full-catalog Ralph Lauren mobile app, with owned Ralph Lauren digital sales increasing more than 30% to the prior year and total digital ecosystem sales up more than 40%.

  - Operating margins in our owned digital business were consistent with the prior year and expanded more than 900 basis points to Fiscal 2020 pre-pandemic levels. Digital margins were accretive to total company margin rate as well as accretive within each reported region.

- **Operating with Discipline to Fuel Growth**

  - Fiscal 2022 adjusted operating profit margin expanded 860 basis points to last year to 13.4%, with gross margin expansion and operating



expense leverage on stronger revenues despite significantly increased marketing investments. Adjusted operating profit dollars increased 294% to last year and 32% to Fiscal 2020.

– Adjusted gross margin expanded 80 basis points driven by strong double-digit AUR growth and elevated product mix more than offsetting higher freight costs as we continue to successfully mitigate a dynamic inflationary environment.

– Continued progress on our citizenship and sustainability journey including the groundbreaking launch of our first product

using Clarus, a first-to-market patented technology using high-performance recycled cotton developed by our partner, Natural Fiber Welding; our commitment to achieve net zero greenhouse gas emissions by 2040 as part of our 2021 Global Citizenship & Sustainability Report, along with establishing new targets around circularity and diversity and inclusion.

– Completed the sale of Club Monaco and the transition of our Chaps brand to a licensed business in Fiscal 2022, enabling our teams to focus our resources on our core brands as part of our Next Great Chapter elevation strategy.

Total Shareholder Return ("TSR") Performance

Our TSR for recent periods, relative to our Fiscal 2022 compensation comparator group detailed on page 79 and the S&P 500, is set forth below. TSR is based on stock price appreciation, plus dividends reinvested, with starting and ending share prices based on average closing stock prices for the 20 trading days ending immediately prior to the beginning and end of the performance period. Results are varied with the Company outperforming our compensation comparator group for the one- and five-year periods ended Fiscal 2022 but behind the comparator group in the three-year period and behind the S&P 500 Index for the one-, three-, and five-year periods ended Fiscal 2022.





COMPENSATION OBJECTIVES, PRINCIPLES, AND PRACTICES

The key components of our executive compensation program for our named executive officers ("NEOs") consist of base salary, annual cash incentive, and long-term equity-based incentive opportunities. Our compensation plans are designed to link pay and performance, reward sustained business growth and results, and drive stockholder value. A majority of each NEO's compensation is variable in the form of annual cash incentive and long-term equity-based awards. Aligned with our strategic plan and based on the feedback received from our stockholders in Fiscal 2021, review and discussion with management and our independent consultants, and the Talent Committee, we returned to including traditional financial measures in both our short- and long-term incentive compensation plans in Fiscal 2022 as we began to emerge from the COVID-19 pandemic.

Key takeaways impacting executive compensation for Fiscal 2022 are:

- Our financial results for Fiscal 2022 significantly exceeded our expectations for key financial metrics included in our short-term plan resulting in maximum payouts:

  – Revenue was $6,218.5 million, or 112% of target, $1,817.7 million greater than Fiscal 2021 results of $4,400.8 million and exceeding pre-pandemic Fiscal 2020 results of $6,159.8 million.

  – Adjusted operating profit margin was 13.4%, or 119% of target, greater than Fiscal 2021 results of 4.8% and greater than Fiscal 2020 results of 10.3%.

  – Resumed returns to stockholders in the form of our quarterly dividend and share repurchases

following the peak of the COVID-19 pandemic. Our Board of Directors approved an additional $1.5 billion share repurchase program and announced an increase in the dividend.

  – Increased revenue and adjusted operating profit margin resulted in a 294% increase in adjusted operating income and 393% increase in adjusted earnings per share. Compared to Fiscal 2020 levels, adjusted operating income increased 32% while adjusted earnings per share increased 28%.

- We introduced environmental, social, and governance ("ESG") metrics in the form of a scorecard as our strategic goal modifier to our Fiscal 2022 short-term incentive plan to support our commitment to create positive social and environmental impacts across our Company, our industry and society. We met or exceeded all targets set in the beginning of Fiscal 2022.

- We outperformed our comparator group of companies with regard to one-year TSR. However, results for the Performance Share Units ("PSUs") based on three-year TSR for Fiscal 2020-2022 were below median relative to our TSR comparator group of companies resulting in below target payouts.

- As part of our long-term incentives, we granted PSUs in Fiscal 2022 based on three-year adjusted operating profit margin and three-year TSR relative to a comparator group of companies to support the Company's strategy to return to sustainable earnings growth.

- The chart on page 14 shows the balance of the variable and fixed elements that comprise the target total direct compensation for our NEOs.



TARGET TOTAL DIRECT COMPENSATION

EXECUTIVE CHAIRMAN / CHIEF CREATIVE OFFICER



Fixed 9%
Variable 91%
Salary 9%
Equity 59%
Bonus 32%

CEO



Fixed 9%
Variable 91%
Salary 9%
Equity 64%
Bonus 27%

OTHER NEOs[1]



Fixed 21%
Variable 79%
Salary 21%
Equity 51%
Bonus 28%

1. Does not include benefits received by Mr. Smith under the Expatriate Program.



GOVERNANCE HIGHLIGHTS

Our Board and management are committed to sound corporate governance. We have in place a comprehensive governance framework which incorporates the corporate governance requirements of the Sarbanes-Oxley Act of 2002, the U.S. Securities and Exchange Commission ("SEC"), the New York Stock Exchange ("NYSE"), and the Dodd-Frank Wall Street Reform and Consumer Protection Act. While we meet the eligibility requirements, we do not rely on the exceptions from certain of the NYSE's corporate governance listing requirements available to majority-controlled companies. In keeping with good corporate governance practices, we maintain a majority of independent directors, and our Board Committees are comprised solely of independent directors.

- **Independence** – Lead Independent Director and 75% independent Board

- **Board Leadership** – Separate Chairman and CEO roles

- **Annual Elections** – All directors are elected annually

- **Stock Ownership** – Director and executive stock ownership/holding requirements

- **Stockholder Engagement** – Longstanding commitment to stockholder outreach is conducted on an ongoing basis, and at least once annually, and actively informs corporate policies and practices

- **Accountability to Stockholders** – Various annual measures in support of stockholder feedback, including: annual election of directors, stockholder advisory vote on executive compensation, and the ability of stockholders to remove directors with or without cause.

- **Board Refreshment and Succession Planning** – Continued commitment to Board refreshment, including rotation of Committee Chairs at least every five years, formal annual evaluation of each director before standing for re-election and ongoing evaluation of new director candidates to ensure appropriate mix of skills, expertise, and backgrounds on the Board. This resulted in the nomination of two new diverse directors in Fiscal 2021, one long-tenured director not standing for re-election at the upcoming 2022 Annual Meeting, and the nomination of a new female director to replace her. In Fiscal 2022, the Board also refreshed the Lead Independent Director role and appointed Hubert Joly to serve as the new Lead Independent Director.

- **Citizenship & Sustainability** – Delegated environmental, social, and governance oversight to the renamed Nominating, Governance, Citizenship & Sustainability Committee

- **Talent & Culture** – Expanded oversight of our human capital talent development and corporate culture initiatives to the newly renamed Talent, Culture & Total Rewards Committee and expanded its responsibilities regarding these matters

- **Strategy Engagement** – Prioritized independent director access to management with deep focus on strategy and engagement with additional special meetings, including (i) special meetings of the Finance Committee to advise on strategic priorities including the Next Great Chapter Strategic Plan, the fiscal year plan and long range plan, and navigating the continued impacts of the COVID-19 pandemic; (ii) a special meeting of the Audit Committee focusing on cybersecurity; (iii) a special Board effectiveness executive session; and (iv) quarterly review and analysis of enterprise risk management with each Board Committee

- **Diversity Engagement** – Active engagement by the Board in the oversight of our corporate culture and deep focus on developing a diverse, equitable and inclusive culture that is aligned with our long-term mission and strategy

- **Education** – Expanded the Board education program and created an online Director Education Portal for internal Ralph Lauren classes on the Company and our business

Special Meetings – To ensure that the strength of our global business endures over the long-term, the Board and Committees convene additional special meetings throughout the fiscal year to provide management with oversight, input, and guidance regarding various matters, including navigating the evolving impacts of COVID-19, cybersecurity preparedness, our Fiscal 2023 and long range plans, and progress of corporate strategy including a reset of our Next Great Chapter Strategic Plan ("Next Great Chapter Reset").

STOCKHOLDER ENGAGEMENT

In Fiscal 2022, we continued our ongoing stockholder outreach efforts as we believe the input of our stockholders is an important driver in establishing our corporate governance, compensation, and citizenship and sustainability practices.



Through this ongoing outreach, we have received and considered valuable feedback regarding a variety of stockholder-related matters and we are pleased to highlight our recent achievements:

- **The return to quantitative financial measures in both the short-term and long-term incentive plans in Fiscal 2022 and the inclusion of environmental, social, and governance ("ESG") metrics in the short-term incentive plan.**

- **A new organizational structure to realign our teams to our accelerated strategic priorities and enable simpler, flatter team structures to enable greater consumer responsiveness.**

- **Regular materiality assessments to help identify and prioritize the citizenship and sustainability issues, risks and opportunities that matter most to our business and stakeholders. Our most recent assessment was conducted in Fiscal 2022.**

- **Business focused engagement calls held throughout the year on the Company's Next Great Chapter Strategic Plan and financial performance with existing and prospective stockholders.**

- **A longstanding commitment to stockholder outreach is conducted on an ongoing basis, and at least once annually, and actively informs corporate policies and practices.**

- **Board and Committee refreshment, enhanced focus on sustainability and citizenship, more robust global citizenship and sustainability and human capital management disclosures, and addition of ESG and diversity goals in the Fiscal 2022 bonus plan were driven in part by results of stockholder engagement, among other initiatives to oversee corporate citizenship, sustainability, social and environmental issues and impacts.**



GLOBAL CITIZENSHIP & SUSTAINABILITY

Our citizenship and sustainability strategy is built on timelessness and the values and purpose that have defined our business for more than half a century. These remain central to the authenticity of our ESG commitments for the next 50+ years.

As we progress on our journey and advance on our ESG goals, we continue to believe that, together with our industry, we can affect the change required to create a more sustainable and equitable future.

This year, the Company evolved its approach to ESG. Timeless by Design, Ralph Lauren's evolved Global Citizenship & Sustainability strategy is underpinned by the Company's work to: Create with Intent, Protect the Environment and Champion Better Lives. Through Timeless by Design, the Company will take its philosophy of creating enduring products and apply it across the value chain — from how it values the environment and champions the communities it serves from inspiration to manufacture, sale and the use and re-use of its products.

Below are illustrative highlights and achievements from the past fiscal year.

Create with Intent

- Strengthened commitments to advance a circular economy through our new *Live On* promise to enable our past and future products to live on responsibly by 2030. Our goals include:
  - Design for Circularity
    - By 2025, five of our iconic products to be Cradle to Cradle Certified®.
    - By 2025, to offer high quality products made with 100% recycled cotton.
    - By 2025, to set and implement circular principles into our design and development process.
  - Enable Circular Consumer Experiences
    - By 2025, to connect consumers with options to rent, repair and recirculate our products in select top cities.
  - Advance the Circular Economy
    - By 2025, to invest in scaling regenerative practices and innovative technologies to advance the circular economy.
- Significantly increased the volume of product that met our sustainability criteria. 77% of our units produced met one of our sustainable material criteria in Fiscal 2022 — up from 33% in Fiscal 2021.

- Announced our iconic cashmere sweater will be the first-of-its-kind luxury Cradle to Cradle Certified® product, available to consumers later this year.
- Widening the aperture of our design inspiration and brand storytelling to deliver on our commitment to expand our portrayal of the American dream through the Polo Ralph Lauren Exclusively for Morehouse and Spelman Colleges Collection.
- Committing an inaugural grant through The Ralph Lauren Corporate Foundation to establish the U.S. Regenerative Cotton Fund, supporting long-term, sustainable cotton production in the United States with the goal of eliminating 1 million metric tons of carbon dioxide equivalent from the atmosphere by 2026.

Protect the Environment

- Continued to progress against our goal to reduce absolute scope 1, 2 and 3 greenhouse gas ("GHG") emissions by 30% by 2030 (Science-Based Targets Initiative ("SBTi") — approved) and achieve net zero by 2040 from a Fiscal 2020 base year.
- Advanced our work in water stewardship through WWF's Noyyal-Bhavani Collective Action Program in India, focused on addressing industry impacts on freshwater in the region. This program's goal is that the Noyyal & Bhavani sub-basins are healthy river ecosystems that ensure water security for people and nature by 2030.
- Using the Zero Waste International Alliance definition of "zero-waste," continued to progress against our zero-waste goal for our distribution centers, achieving an 88% landfill diversion rate in Fiscal 2022 (our goal is 90% or more by calendar 2023) for our global distribution centers.
- Committed to setting new biodiversity goals in alignment with the forthcoming Science Based Targets for Nature guidance by the end of 2024. This marks an exciting new initiative for our Global Sustainability work, leveraging and building on many of our existing initiatives in climate, water stewardship and sustainable materials.

Champion Better Lives

- Donated more than $2.5 million in scholarship funds from The Ralph Lauren Corporate Foundation to institutions focused on providing equitable access to higher education.
- Since 2019, provided more than 42,000 workers, of which 66% are female, with access to health education programs, as part of our partnership with HERproject™.



- Deepened transparency on our human rights due diligence throughout our supply chain, sharing more details and progress on our goals in wage management and women's empowerment.

- Continued to double-match employee donations to CARE in support of ongoing relief efforts in Ukraine (we have ceased company operations in Russia).

Evolving our GC&S Approach

In addition, in June 2022, we unveiled Timeless by Design, our evolved approach to Global Citizenship & Sustainability. Timelessness has been at the heart of the Company and our brand since its founding and it was important to embed its philosophy of timelessness from inspiration through to products' use and reuse. Timeless by Design, reflects our distinguished position in our industry, one that underpins each of our strategic pillars. Central to this approach is our *Live On* promise: By 2030, Ralph Lauren will enable our past and future products to live on responsibly. This promise reflects our strengthened commitment to advance a circular economy and one that we believe will resonate strongly with our stakeholders.

We regularly conduct materiality assessments to help identify and prioritize the citizenship and sustainability issues, risks and opportunities that matter most to our business and stakeholders. Our most recent assessment was conducted in Fiscal 2022.



CREATE WITH INTENT
SUSTAINABLE MATERIALS
INTEGRATED CIRCULARITY
RESPONSIBLE DESIGN
RESPONSIBLE SOURCING
PROTECT THE ENVIRONMENT
CLIMATE
WASTE MANAGEMENT
WATER STEWARDSHIP
CHEMICAL MANAGEMENT
CHAMPION BETTER LIVES
DIVERSITY, EQUITY & INCLUSION
RIGHTS & EMPOWERMENT IN THE SUPPLY CHAIN
EMPLOYEE WELLBEING
COMMUNITY ENGAGEMENT & PHILANTHROPY
TIMELESS by DESIGN
RALPH LAUREN

Please see page 46 for more information. Our most recently published Global Citizenship & Sustainability Report covering Fiscal 2022 and related events prior to that period may be found on our corporate website at *https://corporate.ralphlauren.com/citizenship-and-sustainability*. The information contained in or linked to or from our Global Citizenship & Sustainability Report and on our corporate website is not incorporated by reference into this Proxy Statement and should not be considered part of this Proxy Statement.



RALPH LAUREN CORPORATION

PROXY STATEMENT FOR THE ANNUAL MEETING OF STOCKHOLDERS

GENERAL INFORMATION REGARDING THE ANNUAL MEETING OF STOCKHOLDERS AND PROXY MATERIALS

This Proxy Statement is furnished to the stockholders of Ralph Lauren Corporation, a Delaware corporation, in connection with the solicitation by its Board of Directors of proxies for its 2022 Annual Meeting to be held exclusively online via live webcast at *www.virtualshareholdermeeting.com/RL2021* on Thursday, August 4, 2022, at 9:30 a.m., Eastern Time, or at any adjournments or postponements thereof. A proxy delivered pursuant to this solicitation may be revoked by the person executing the proxy at any time before it is voted by giving written notice to our Secretary, by delivering a later dated proxy, or by voting online during the 2022 Annual Meeting. The address of our principal executive offices is 650 Madison Avenue, New York, New York 10022.

This Proxy Statement, the Annual Report on Form 10-K for the fiscal year ended April 2, 2022, and the Notice of Annual Meeting will be made available to our stockholders on our website, *http://investor.ralphlauren.com*, on or about June 24, 2022, and a full printed set of the proxy materials will be made available on request.



(PROPOSAL 1)
ELECTION OF DIRECTORS

Our Board is presently divided into two classes, with all directors being elected annually. Pursuant to our Amended and Restated Certificate of Incorporation, three Class A Directors will be elected by the holders of Class A Common Stock and nine Class B Directors will be elected by the holders of Class B Common Stock, each to serve until the 2023 Annual Meeting of Stockholders and until his or her successor is elected and qualified.

Over the last few years, the Board has undergone significant refreshment, resulting in broadened diversity of backgrounds, skills and experiences, in a lower average tenure, and younger average age. In the past few years, a number of directors joined the Board with key experiences and attributes, such as individuals with experience in international sales and operations and digital and commercial business and public company CEOs. In 2021, we were pleased to elect two new directors, Valerie Jarrett and Darren Walker, to our Board each of whom brings extensive experience and skills, including corporate citizenship, sustainability, regulatory governance, government affairs, and finance. At the 2022 Annual Meeting, one of our long-tenured directors, Judith McHale, will not be standing for re-election, and we have nominated Debra Cupp, President of Microsoft North America, to succeed her. Michael A. George, Hubert Joly, and Linda Findley have been nominated for election as Class A Directors. Ralph Lauren, Patrice Louvet, David Lauren, Angela Ahrendts, John R. Alchin, Frank A. Bennack, Jr., Debra Cupp, Valerie Jarrett, and Darren Walker have been nominated for election as Class B Directors.

In Fiscal 2017, we appointed our first formal Lead Independent Director to provide strong, independent leadership for the Board and serve as a liaison between our Board and management. In Fiscal 2022, the Board refreshed the Lead Independent Director role and

approved the appointment of Hubert Joly to serve as the new Lead Independent Director, which was effective following Mr. Joly's re-election as a director at the 2021 Annual Meeting of Stockholders. Mr. Joly brings extensive experience and proven leadership to the role as one of our longer-tenured directors and current Chair of our Finance Committee. Recently, the Board revised its Corporate Governance Policies to expand the role of the Lead Independent Director to include, among other things, leading the annual performance evaluation of the Board, leading the annual performance review of the CEO, reviewing with the Board succession planning for the CEO and other key management positions, and playing an increased role in crisis management oversight. This role is consistent with good governance practices for lead independent directors and will positively impact the Board's operations and decision-making. For more information on the directors, please see "Director Nominees" on page 9 in the Proxy Summary section, "Board of Directors Effectiveness" on page 38, and "Diversity and Director Nominating Procedures" on page 44.

We know of no reason why any nominee would be unable or unwilling to serve. If any nominee becomes unable or unwilling to serve for any reason, our Board, based on the recommendation of the Nominating Committee, may either reduce the number of directors or designate a substitute nominee. If a substitute nominee is designated, the persons named in the enclosed proxy will vote all proxies that would otherwise be voted for the named nominee or nominees for the election of such substitute nominee or nominees.

OUR BOARD RECOMMENDS A VOTE FOR EACH NOMINEE AS A DIRECTOR TO HOLD OFFICE UNTIL THE 2023 ANNUAL MEETING OF STOCKHOLDERS AND UNTIL HIS OR HER SUCCESSOR IS ELECTED AND QUALIFIED.



CLASS A DIRECTOR NOMINEES FOR ELECTION



Linda Findley

Age 49

Ms. Findley has been a director of the Company since August 2018. Ms. Findley has served as the President, Chief Executive Officer of Blue Apron Holdings, Inc. ("Blue Apron"), a public company, since April 2019. Prior to that, she served as COO of Etsy, Inc. ("Etsy"), where she oversaw product, design, marketing, and customer engagement and acquisition. Prior to Etsy, Ms. Findley was COO of Evernote, where she oversaw worldwide operations and led cross-functional teams in offices across 10 countries. Previously, she was based out of Hong Kong and led global marketing, business development, and customer service for Alibaba.com. She has also held leadership positions in communications firms including Fleishman-Hillard, Text 100, and Schwartz Communications. Ms. Findley holds a Master's degree in Journalism from UNC-Chapel Hill and an undergraduate degree in Corporate Communications from Elon University.

Experience, Qualifications, Attributes and Skills

Ms. Findley brings to our Board more than 25 years of experience in operations, international marketing, business development, public relations, and customer service. As President and CEO of Blue Apron, she is responsible for the corporate strategy and operations of the business. As COO of Etsy, she oversaw all revenue generating and go to market activities including product management, marketing, design, international expansion, and branding/communications. As COO of Evernote, she oversaw worldwide operations that drove revenue and global growth and led cross-functional teams in offices across 10 countries. With a strong emphasis on global growth, Ms. Findley's work at Etsy included growth across North America, Asia, Europe, Africa, Latin America, and Russia. She drives strategies and programs that balance global efficiency with local teams. These programs drove both user-growth and monetization strategies, as well as scalable customer experience management to maintain brand and positive user engagement.



Michael A. George

Age 60

Mr. George has been a director of the Company since May 2018. Mr. George previously served as the President of QVC, Inc. ("QVC") from November 2005 through March 2018 and as its Chief Executive Officer since April 2006 through March 2018. In 2018, he was named CEO of QVC's parent, Liberty Interactive, which was subsequently renamed Qurate Retail, Inc., a position he held through September 2021. Mr. George previously held various positions with Dell, Inc. ("Dell") from March 2001 to November 2005, most notably as the Chief Marketing Officer and Vice President and General Manager of Dell's U.S. consumer business. Prior to that, Mr. George was a senior partner at McKinsey & Company and led the firm's North American Retail Industry Group. Mr. George previously served on the board of directors of Brinker International and Qurate Retail, Inc. and chaired the board of directors of the National Retail Federation, currently serves on the board of directors of Autozone, a public company, and serves on the boards of several not-for-profit organizations. The Board has determined that Mr. George is an audit committee financial expert.

Experience, Qualifications, Attributes and Skills

Mr. George brings to our Board extensive management and business experience through his previous roles of President and Chief Executive Officer of QVC and Chief Executive Officer of Qurate Retail Group. His distinguished career, including his prior experience at Dell and McKinsey, provides him with critical perspective on operational and strategic issues facing the retail industry. As a result of his service as a member of the boards of other public companies and not-for-profit organizations, he also provides our Board with valuable insights regarding governance and other significant matters that come before our Board.





Hubert Joly

Age 62

Mr. Joly has been a director of the Company since June 2009 and will serve as the Lead Independent Director of the Board following his election at the 2022 Annual Meeting. He is the former Chairman and Chief Executive Officer of Best Buy Co., Inc. ("Best Buy") where he served from 2012 to 2020. In addition, Mr. Joly is currently a member of the Board of Directors of Johnson & Johnson, a public company, a senior lecturer at Harvard Business School, and a member of the board of trustees of the Minneapolis Institute of Art and the New York Public Library. Previously, he served as President and Chief Executive Officer of Carlson from 2008 to 2012, after he joined Carlson in 2004 as President and Chief Executive Officer of Carlson Wagonlit Travel. He also previously served as Executive Vice President, American Assets at Vivendi Universal from 2002 to 2004 and in various other positions at Vivendi Universal since 1999. He previously served on the boards of Carlson, The Rezidor Hotel Group, Carlson Wagonlit Travel, and the World Travel and Tourism Council.

Experience, Qualifications, Attributes and Skills

Mr. Joly brings to our Board extensive management and leadership experience obtained as Chairman and Chief Executive Officer of Best Buy, as a director of Johnson & Johnson, as a member of the faculty at Harvard Business School, and formerly as President and Chief Executive Officer of Carlson and Carlson Wagonlit Travel. His positions give him critical insights into the issues facing a large international corporation, as well as unique perspective on issues and opportunities facing a large multi-channel retailer. Based on his current and past positions at Best Buy, Johnson & Johnson, Harvard Business School, Carlson, Carlson Wagonlit Travel, Vivendi Universal, Electronic Data Systems, and McKinsey & Company, Mr. Joly possesses a deep understanding of international issues affecting us and he provides our Board with valuable insight in the areas of leadership, governance, finance, financial reporting, and strategic planning.



CLASS B DIRECTOR NOMINEES FOR ELECTION



Ralph Lauren

Age 82

Mr. R. Lauren founded our business in 1967 and, for over five decades, has cultivated the iconography of America into a global lifestyle brand. He is currently our Executive Chairman and Chief Creative Officer and has been a director of the Company since prior to our initial public offering in 1997. He had previously been our Chairman and Chief Executive Officer since prior to our initial public offering in 1997 until November 2015. In addition, he was previously a member of our Advisory Board or the Board of Directors of our predecessors since their organization.

Experience, Qualifications, Attributes and Skills

Mr. R. Lauren is an internationally recognized fashion designer. His unique role as our Founder and Chief Creative Officer, as well as his experience as our previous Chief Executive Officer, provides our Board with valuable leadership, including in the areas of design, brand management, and marketing. Mr. R. Lauren's contributions to us since the founding of our business have been instrumental in defining our image and direction. As one of the world's most innovative design leaders and a fashion icon, his career has spanned over five decades that have resulted in numerous unique tributes for his role within the fashion industry. He is uniquely qualified to bring strategic insight, experience, and in-depth knowledge of our business and the fashion industry to the Board.



Patrice Louvet

Age 57

Mr. Louvet has served as our President and Chief Executive Officer since July 2017. Prior to joining the Company, he served as the Group President, Global Beauty, of Procter & Gamble Co. ("P&G") since February 2015. Prior to that role, Mr. Louvet held successively senior leadership positions at P&G, including the roles of Group President, Global Grooming (Gillette), and President of P&G's Global Prestige Business. Before he joined P&G, he served as a Naval Officer, Admiral Aide de Camp in the French Navy from 1987 to 1989. Mr. Louvet graduated from École Supérieure de Commerce de Paris and received his M.B.A. from the University of Illinois. He has served as a member of the board of directors of Bacardi Limited, a private company, since July 2012 and will continue to serve until the end of the calendar year. He has been a member of the board of directors of the National Retail Federation since January 2020, serves on the board of trustees of the Hospital of Special Surgery, and recently joined the board of directors of Danone, a French public company, in April 2022. He is also on the CEO Advisory Council of the Fashion Pact, a coalition committed to advancing environmental sustainability in the fashion and textile industries.

Experience, Qualifications, Attributes and Skills

Mr. Louvet brings significant leadership and business experience to the Board. His over 25 years in the consumer products industry, with oversight of multiple major global business units, have provided him with a deep understanding of building and growing brands. His position as the Company's President and Chief Executive Officer provides our Board with valuable perspective into the issues and opportunities facing the Company. Mr. Louvet's extensive background in managing internationally renowned prestige brands, along with his substantial experience in driving business transformation and innovation, provides our Board with critical strategic insights into our global business.





David Lauren

Age 50

Mr. D. Lauren has been our Chief Branding and Innovation Officer, Strategic Advisor to the CEO, and Vice Chairman of the Board since April 2022. He served as our Chief Innovative Officer, Strategic Advisor to the CEO, and Vice Chairman of the Board from October 2016 to March 2022. From November 2010 to October 2016, he served as our Executive Vice President of Global Advertising, Marketing, and Communications. Prior to that, he served in numerous leadership roles at the Company with responsibility for advertising, marketing, and communications. He has been a director of the Company since August 2013. Mr. D. Lauren oversees the Company's innovation strategy, processes, and capabilities to drive its brand strength and financial performance across all channels. He has been instrumental in growing the Company's global digital commerce business and pioneering our technology initiatives. He serves on the board of directors of The National Museum of American History. Mr. D. Lauren is also the President of The Ralph Lauren Corporate Foundation (formerly known as The Polo Ralph Lauren Foundation). Before joining the Company in 2000, he was Editor-In-Chief and President of Swing, a general interest publication for Generation X. Mr. D. Lauren is the son of Mr. R. Lauren.

Experience, Qualifications, Attributes and Skills

Mr. D. Lauren brings strong leadership and business experience to our Board. He has been instrumental in the development of the Company's digital commerce business and the use of innovative marketing and branding to build the Company's global fashion image as it has expanded internationally. Mr. D. Lauren has been recognized as a leader on the use of new technologies in retail marketing and on using digital platforms to market luxury brands. His in-depth knowledge of these areas and his current position as our Chief Branding and Innovation Officer and Vice Chairman of the Board provides our Board with valuable insight and perspective into our global digital, digital commerce, and technology initiatives.



Angela Ahrendts

Age 62

Ms. Ahrendts has been a director of the Company since August 2018. She most recently served as the Senior Vice President, Retail of Apple Inc. ("Apple") from May 2014 through April 2019. Prior to Apple, Ms. Ahrendts joined Burberry Group plc in January 2006 where she served as a director and Chief Executive Officer beginning in July 2006. She also previously served as Executive Vice President at Liz Claiborne, Inc., as President of Donna Karan International, Inc., and as a member of the United Kingdom's Prime Minister's Business Advisory Council. Ms. Ahrendts currently serves on the board of directors of Airbnb, Inc. and WPP plc., both public companies, Charity: Water, and the How Institute for Society.

Experience, Qualifications, Attributes and Skills

Ms. Ahrendts brings to our Board substantial business and leadership experience. Her most recent position as Apple's Senior Vice President, Retail and Online Stores, and her prior positions at multiple major fashion and apparel companies, such as Burberry, a luxury fashion company, Liz Claiborne, and Donna Karan, give her extensive experience with strategy, real estate and development, operations of physical stores, online stores and contact centers, as well as profound insights into the opportunities and challenges facing our industry. Her extensive background in guiding the retail strategy of renowned international brands, as well as her proven leadership track record in driving successful brand and business transformations, enable her to provide our Board with critical perspective and insight on business, operational, and strategic issues facing the Company.





John R. Alchin

Age 74

Mr. Alchin has been a director of the Company since February 2007. He served as Executive Vice President and Co-Chief Financial Officer and Treasurer of Comcast Corporation ("Comcast"), a broadband cable provider offering a variety of consumer entertainment and communication products and services, from November 2002 to December 2007. Prior to that, he served as Executive Vice President and Treasurer of Comcast from January 2000 to November 2002. Mr. Alchin joined Comcast in 1990 as Senior Vice President and Treasurer. He is currently a member of the board of trustees of BNY Mellon Funds Trust, the board of trustees of the Philadelphia Museum of Art ("PMA"), the board of trustees of The Barnes Foundation, and the advisory group of Catalyst Investors. Mr. Alchin also serves on the audit committee of BNY Mellon Funds Trust and as Chairman of the PMA finance committee. Prior to serving on the board of trustees of BNY Mellon Funds Trust, he served as a member of the board of directors and on the audit committee of BNY Hamilton Funds, Inc. The Board has determined that Mr. Alchin is an audit committee financial expert.

Experience, Qualifications, Attributes and Skills

Mr. Alchin brings to the Board substantial business and financial experience. His experience as a Co-Chief Financial Officer and Treasurer of Comcast, a major broadband cable operator and content and programming supplier, provides our Board with valuable insight in the areas of corporate finance and capital formation, financial reporting, investor relations, and treasury functions. Mr. Alchin's financial expertise offers our Board a deep understanding of accounting and audit-related matters. In addition, his service as a member of the boards of various financial institutions provides our Board with perspective in the areas of corporate finance and governance matters.



Frank A. Bennack, Jr.

Age 89

Mr. Bennack has been a director of the Company since January 1998 and served as Lead Independent Director of our Board from Fiscal 2017 until the 2021 Annual Meeting. He is Executive Vice Chairman of The Hearst Corporation ("Hearst") and served as Hearst's Chief Executive Officer from 1979 to 2002 and then again from June 2008 to June 2013. Mr. Bennack has been the Chairman of the executive committee and Executive Vice Chairman of the board of directors of Hearst since 2002. He serves on the board and is Chairman Emeritus of Lincoln Center for the Performing Arts, Chairman Emeritus of the New York-Presbyterian Hospital, Chairman of The Paley Center for Media, and a Managing Director of the Metropolitan Opera. He has previously served on the boards of Hearst-Argyle Television, Inc., Wyeth Corporation, and JPMorgan Chase & Co. The Board has determined that Mr. Bennack is an audit committee financial expert.

Experience, Qualifications, Attributes and Skills

Mr. Bennack brings to our Board a distinguished career and extensive business experience as Executive Vice Chairman of Hearst, one of the nation's largest private companies engaged in a broad range of publishing, broadcasting, cable networking, and diversified communications activities. His current position as Hearst's Executive Vice Chairman and previous position as Chief Executive Officer gives him critical insights into the operational issues facing a large corporation and provides our Board with valuable experience in the areas of finance, financial reporting, and strategic planning. As a result of his current and past service as a member of the boards of other various public companies and non-profit organizations, he provides our Board with perspective with respect to governance and other important matters that come before our Board. Mr. Bennack has been a member of our Board since 1998, and therefore, his extensive knowledge of our business is a valuable aspect of his service on our Board.





Debra Cupp

Age 51

Deb Cupp is being nominated for election as a new director at our 2022 Annual Meeting. Ms. Cupp is currently the President of Microsoft North America, a division of Microsoft Corporation, a global technology company. Ms. Cupp leads a significant business responsible for the sales strategy, execution, and revenue growth for the Microsoft US and Canada business which spans enterprise, public sector, small and medium businesses, services, and partner communities. Previously, Ms. Cupp was Corporate Vice President of Worldwide Enterprise and Commercial Industries where she was responsible for the development and execution of Microsoft's strategy and go-to-market approach. Prior to joining Microsoft in late 2017, Ms. Cupp spent 6 years at SAP, serving most recently as the Senior Vice President and Managing Director of Success Factors for North America. In this position, she was responsible for leading the HR business by driving sales and go-to-market strategies, as well as overseeing operations for the field sales organization. Ms. Cupp also serves on the Board of Directors for Avanade, a private company and the leading provider of innovative digital and cloud services, business solutions, and design-led experiences on the Microsoft ecosystem.

Experience, Qualifications, Attributes and Skills

Ms. Cupp brings extensive cross-industry and leadership experience to our Board. Her experience working with large enterprise organizations and their digital transformation journeys enables her to provide unique and valuable insights to our Board about industry and customer trends, and the latest in digital innovation. Ms. Cupp is a collaborative and authentic leader with a proven track record of creating inclusive environments for her employees where progress and growth can be realized. As a veteran in the technology industry, Ms. Cupp has dedicated her career to helping customers of all sizes across public and private sectors use technology as an enabler to achieve their business goals. Her extensive experience, knowledge of these areas, and current position as President of Microsoft North America provides our Board with valuable insight and perspective into strategy and our global technology and digital initiatives.



Valerie Jarrett

Age 65

Ms. Jarrett was appointed as a director of the Company in October 2020. She is the Chief Executive Officer of The Barack Obama Foundation, a Senior Distinguished Fellow at the University of Chicago Law School, and a senior advisor to ATTN:. She serves as Board Chair of Civic Nation and Co-Chair of the United State of Women. She also serves on the boards of Lyft, Sweetgreen and the Walgreens Boots Alliance, each a public company, and Ariel Investments, the Economic Club of Chicago, Sesame Street Workshop and the John F. Kennedy Center for Performing Arts. The Board has determined that Ms. Jarrett is an audit committee financial expert.

Experience, Qualifications, Attributes and Skills

Ms. Jarrett brings to our Board insight into our business from her extensive experience in both the public and private sectors. Ms. Jarrett was the longest serving Senior Advisor to President Barack Obama. She oversaw the Offices of Public Engagement and Intergovernmental Affairs and Chaired the White House Council on Women and Girls. She served as the Chief Executive Officer of The Habitat Company in Chicago, Chairman of the Chicago Transit Board, Commissioner of Planning and Development, and Deputy Chief of Staff for Chicago Mayor Richard M. Daley. She also served as the director of numerous corporate and not-for-profit boards including Chairman and Chief Executive Officer of the Chicago Stock Exchange, Chairman of the University of Chicago Medical Center Board of Trustees, and Director of the Federal Reserve Bank of Chicago. Ms. Jarrett practiced law for ten years in both the private and public sectors, and has also received numerous awards and honorary degrees, including TIME's "100 Most Influential People" as well as the Abner J. Mikva Legal Legends Award.





Darren Walker

Age 62

Darren Walker has been a director of the Company since July 2020. Mr. Walker has served since 2013 as president of the Ford Foundation ("Ford"), one of the world's largest foundations with an endowment of $16 billion. He is also the co-founder and chair of the US Impact Investing Alliance, and serves as a member of the board of directors of PepsiCo, Inc. and Block, Inc., both public companies, and Carnegie Hall, National Gallery of Art, Lincoln Center for the Performing Arts, Friends of the High Line, and Friends of Art & Preservation in Embassies. Before joining Ford, Mr. Walker was vice president at the Rockefeller Foundation, overseeing global and domestic programs, and COO of the Abyssinian Development Corporation—Harlem's largest community development organization. Earlier, he had a decade-long career in finance at UBS and with the law firm Cleary Gottlieb Steen & Hamilton.

Experience, Qualifications, Attributes and Skills

Mr. Walker brings to our Board insight into the role of business in society gained through his role as President of Ford and leadership in many nonprofit and philanthropic organizations. Through his experience with an international network of diverse social and community initiatives, he provides the Board with a unique perspective on human capital management and talent development and insights on sustainability and public policy matters that are particularly valuable as the Company continues to focus on its sustainability and people and culture goals.

Director Not Standing for Re-Election

For close to two decades, we have benefited from the tremendous contributions of Judith A. McHale. During that time, she has provided strong leadership to the Board, including her service as the Chair of the Nominating Committee. Ms. McHale has been instrumental to many of our successes as a company, and we are extremely grateful for her commitment and dedicated service to the stockholders of Ralph Lauren Corporation.



CORPORATE GOVERNANCE

OVERVIEW OF CORPORATE GOVERNANCE

Our Board and management are committed to sound corporate governance. We have in place a comprehensive corporate governance framework which incorporates the corporate governance requirements of the Sarbanes-Oxley Act of 2002, the SEC, the NYSE, and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Wh
ile we meet the eligibility requirements, we do not rely on the exceptions from certain of the NYSE's corporate governance listing requirements available to majority-controlled companies. In keeping with good corporate governance practices, we maintain a majority of independent directors, and our Board Committees are comprised solely of independent directors.

To ensure that our Board reflects an appropriate mix of attributes, qualifications, experience, and skills and continues to provide effective oversight of the Company's strategy and performance, the Nominating, Governance, Citizenship & Sustainability Committee (the "Nominating Committee") of the Board focuses on director succession and tenure and seeks to combine continuity of experience with fresh perspectives provided by new directors through ongoing Board refreshment. Over the last few years, the Board has undergone significant refreshment, resulting in broadened diversity of backgrounds, skills and experiences, in a lower average tenure, and younger average age. In the past few years, a number of directors joined the Board with relevant experiences and key attributes, such as individuals with experience in international sales and operations and digital and commercial business and public company CEOs. In 2021, we were pleased to elect two new directors, Valerie Jarrett and Darren Walker, to our Board each of whom brings extensive experience and skills, including corporate citizenship, sustainability, regulatory governance, government affairs, and finance. At the 2022 Annual Meeting, one of our long-tenured directors, Judith McHale, will not be standing for re-election, and we have nominated Debra Cupp, President of Microsoft North America, to succeed her. Ms. Cupp brings

extensive experience in technology, sales and operations, digital and consumer engagement, corporate citizenship, and diversity and management expertise. The experience and backgrounds of Ms. Jarrett, Mr. Walker and Ms. Cupp greatly complement the depth of knowledge and experience on our Board.

In addition to refreshing the Board's composition, the Nominating Committee reviews Committee membership annually, and the Board regularly refreshes its committee membership assignments based upon the Nominating Committee's recommendations. While there is no strict committee rotation policy for Committee assignments, the Chairs of each Committee are rotated at least once every five years. Committee assignments and the designation of Committee Chairs are made based on Committee needs, director experience, interest and availability, and evolving legal and regulatory considerations. These practices promote strong Committee leadership and independence as well as director development and succession planning.

In Fiscal 2017, we appointed our first formal Lead Independent Director to provide strong, independent leadership for the Board and serve as a liaison between our Board and management. In Fiscal 2022, the Board refreshed the Lead Independent Director role and approved the appointment of Hubert Joly to serve as the new Lead Independent Director, which was effective following Mr. Joly's re-election as a director at the 2021 Annual Meeting of Stockholders. Mr. Joly brings extensive experience and proven leadership to the role as one of our longer-tenured directors and current Chair of our Finance Committee. Recently, the Board revised its Corporate Governance Policies to expand the role of the Lead Independent Director to include, among other things, leading the annual performance evaluation of the Board, leading the annual performance review of the CEO, reviewing with the Board succession planning for the CEO and other key management positions, and playing an increased role in crisis management oversight. This role is consistent with good governance practices for lead independent directors and will positively impact the Board's operations and decision-making.



After the 2022 Annual Meeting, our Board of Directors will be comprised of the following members:

- **our Executive Chairman;**

- **our Vice Chairman;**

- **our President and Chief Executive Officer;**

- **our Lead Independent Director; and**

- **eight other directors, all of whom are independent.**

We believe that our current Board structure with a robust Lead Independent Director and Board Committees comprised solely of independent directors provides appropriately strong leadership and oversight, as well as efficient and clear leadership, communication and administration.

We have a dual class capital structure, which we believe is in the best interests of the Company. Mr. R. Lauren founded Ralph Lauren Corporation in 1967 and is the controlling stockholder of the Company with a majority ownership of the Company's Class B Common Stock. As founder, Mr. R. Lauren is bound to the Company not just in an economic sense through his significant holdings of Class A and B Common Stock but also on the basis of heritage, stewardship and loyalty. As Executive Chairman and Chief Creative Officer, a role in which he remains a hands-on and active participant, he has led our vision, strategy, and development over the years into the strong and growing company we are today after more than 54 years. Mr. R. Lauren's reputation and influence with our employees and close relationship with our design teams also allows him to continue mentoring the next generation of dedicated talent and outstanding designers who are a critical part of our business growth and success.

Mr. R. Lauren's continued and deep involvement with the Company serves to provide a unique top-down culture that celebrates inclusion, diversity and equity. The Company's purpose-driven culture is a significant element of our human capital management and we believe has helped us to recruit, attract and retain top talent. His vision and commitment to the Company has contributed to our sustained and continued long-term growth, and the long history of Mr. R. Lauren's involvement in the Company has been one of its greatest strengths and benefit to stockholders.

Mr. R. Lauren and his family have a deep interest in the long-term growth and success of the Company. In 2016, the Board appointed Mr. R. Lauren's son, David Lauren, as Vice Chairman of the Board to further his engagement with our Company and the Board, and to lend his perspective to strategy, brand development, and innovation discussions at the Board level. The Lauren family ownership and direct involvement in the Company provides stability in the face of short-term market pressures or outside influences by providing a counterbalance to vulnerability relating to business cycles and related short-term disruptive effects. This enables the Board and management to focus on long-term sustainable growth to benefit our stockholders.

Our capital structure ensures that the Company has a solid and loyal investor base throughout economic downturns and crises. The long-term success of the Company for the benefit of our stockholders has been, and continues to be, the strong focus and engagement of the Board and management, including the Lauren family. As example, in response to the global COVID-19 pandemic, the Talent, Culture & Total Rewards Committee (the "Talent Committee") and Mr. R. Lauren mutually agreed that Mr. R. Lauren would forgo his Fiscal 2020 bonus, which would have been $6,000,000, and his entire Fiscal 2021 base salary. In addition, Mr. Louvet agreed that his Fiscal 2021 base salary would be reduced by 50% during the crisis and other NEOs reduced their Fiscal 2021 base salaries by 20%.

We believe our sustained financial performance benefitted stockholders under the current structure. In Fiscal 2022, we reinstated our quarterly dividend and increased it by 9% for Fiscal 2023. We also returned approximately $600 million to stockholders in Fiscal 2022 through dividends and share repurchase programs, with our share buybacks more than offsetting the dilutive effect of our share-based employee compensation plans.

The current capital structure has been in place since the Company became public in April 1997, and the Company has a history of clear disclosure regarding the two-class structure. There are two classes of voting stock consisting of Class A Common Stock (currently representing approximately 15% of the voting power), and Class B Common Stock (currently representing



approximately 85% of the voting power). The Class B Common Stock is convertible into Class A Common Stock. Pursuant to the Company's governing documents, each share of Class B Common Stock currently owned by Mr. R. Lauren or a member of his family (including ownership held through trusts and similar holding structures) will be automatically converted into one share of Class A Common Stock upon transfer to a person who is not Mr. R. Lauren, a member of his family, or an entity that is not owned by, or established for the benefit of, Mr. R. Lauren or members of his family. Following such conversion of all Class B Common Stock, the rights of holders of all outstanding common stock will be identical. Once converted into Class A Common Stock, the Class B Common Stock will never be reissued.

Class A stockholders have long been protected within this structure through the Company's adherence to sound corporate governance practices and principles that complement the share capital structure and reinforce the Company's strong commitment to both long-term sustainability and stockholder value. As previously noted, our Board has a majority of

independent directors and our Board Committees are comprised solely of independent directors. Unlike many dual-class structures, the Company's Class A stockholders elect their own directors without any influence from Class B stockholders. Our Board and management are also dedicated to stockholder engagement and regularly seek engagement with our largest Class A stockholders.

The Company's leadership also reflects the commitment to sound corporate governance practices. The Board has a strong Lead Independent Director and our CEO and Chairman positions are separate. Mr. Louvet joined the Company as President and Chief Executive Officer in 2017 and has been a member of the Board since that time. The Board of Directors believes it is appropriate for Mr. R. Lauren to be Chairman of the Board, in an executive capacity, as he continues, together with Mr. Louvet, to drive the strategic vision of our Company and to actively participate in setting our financial objectives and investment priorities. We believe that these corporate governance practices and those that are summarized on the following pages will continue to protect and preserve the interests of our stockholders.



Our corporate governance practices include:

Board Composition, Policies and Practices	• Separate Chairman and Chief Executive Officer roles • Senior Lead Independent Director with robust and defined responsibilities; role recently refreshed following the 2021 Annual Meeting of Stockholders • 75% of Board is independent • Board refreshment efforts to align with corporate strategy, including addition of three directors in Fiscal 2019 with CEO experience and strong digital commerce and retail expertise, the addition of two new diverse directors in Fiscal 2021 with extensive corporate citizenship, sustainability, regulatory governance, government affairs, and finance expertise, and the nomination of one new female director with extensive technology, digital, corporate citizenship, and management expertise at the 2022 Annual Meeting of Stockholders
Board Engagement	• Regular executive sessions of independent directors, with executive sessions scheduled both at the start and the end of each regular Board meeting • Annual Board and Committee self-evaluations and formal evaluation of each Director prior to Annual Meeting • Enhanced engagement in strategy, including special meetings to advise on strategic priorities, and increased access to various levels of management across all regions • Extensive involvement in COVID-19 pandemic risk management, including special meetings on mitigating financial, operational, and human capital risk exposures • Active engagement with human capital management, including diversity and inclusion initiatives as part of corporate culture oversight. Active engagement with citizenship and sustainability initiatives as part of the Board's environmental, social and governance ("ESG") oversight • Active engagement on enterprise risk management, including identifying and preparing to mitigate identified areas of risk • Dedicated session at each regular Board meeting for open discussion and Q&A between the Board and management
Board Committees	• Board Committees are entirely independent • All members of the Audit Committee are financially literate, and four of five members qualify as audit committee financial experts • Established 5-year term for Committee Chairs; new Chairs to be appointed in August 2023 • All current independent directors serve on at least one Committee • Renamed and enhanced Nominating Committee in Fiscal 2020 to oversee corporate citizenship, sustainability, social and environmental issues and impacts • Renamed and enhanced the Talent Committee in Fiscal 2022; oversight includes executive compensation, talent development, diversity, equity and inclusion, and succession planning and leadership development



Accountability to Stockholders	• All directors are elected annually
	• Stockholder advisory vote on executive compensation held annually
	• Class A directors may be removed by Class A stockholders with or without cause
	• Comprehensive Code of Business Conduct and Ethics that is designed to provide directors, senior management and employees with guidance on our Company's compliance policies. directors, members of the Company's Executive Leadership Team and all employees receive annual training on the Code of Business Conduct and Ethics with an annual training certification
	• Independent directors meet in Executive Session without management present at each Board and Committee meeting
	• Board maintains oversight of ESG so it can effectively govern and manage the ESG risks and opportunities that are integral to our corporate mission and core business strategy. Significant ESG risks are reviewed and evaluated by the Board and its Committees as part of their ongoing risk oversight of our Company
	• Each of the Board and its Committees annually evaluates its performance in a process led by the Lead independent Director and the Nominating Committee
	• Company stock ownership guidelines require our CEO, non-employee directors, named executive officers and certain other members of the Company's senior management team to own shares equal to a specified multiple of the non-employee director's annual retainer or such executive's base salary, as applicable. Further details on the guidelines for non-employee directors and for executives are provided below in the "Director Compensation – Stock Ownership Guidelines" and "Compensation Discussion & Analysis – Executive Stock Ownership Guidelines" sections, respectively
	• Policy prohibiting all directors, officers and employees from pledging, hedging or short selling Company stock
	• Board's balanced approach to refreshment results in an effective mix of experienced and new directors
	• Diverse Board, representing differences in skills, industry and geographic experience, background, race, ethnicity, gender and other unique characteristics
Stockholder Engagement	• Longstanding commitment to stockholder outreach is reflected in meetings with largest stockholders conducted on an ongoing basis (including with participation by our Lead Independent Director when requested) to discuss a variety of topics, including executive compensation, human capital, and ESG
	• Stockholder engagement actively informs corporate policies and practices
	• Business focused engagement calls are held throughout the year on the Company's Next Great Chapter Strategic Plan and financial performance with existing and prospective stockholders
	• Certain governance changes that have been driven in part by results of stockholder engagement include:
	– Board and Committee refreshment
	– Enhanced focus on global sustainability and citizenship
	– Company initiatives to oversee corporate citizenship, sustainability, social and environmental issues and impacts
	– More robust disclosure regarding global citizenship and sustainability and human capital management
	– The addition of ESG and diversity goals in the Fiscal 2022 bonus plan
	– Investor Day scheduled for September 19th, 2022



In addition, the key components of our corporate governance framework are set forth in the following documents:

- **our Amended and Restated Certificate of Incorporation;**

- **our Fourth Amended and Restated By-Laws;**

- **our Corporate Governance Policies;**

- **our Audit Committee Charter;**

- **our Nominating, Governance, Citizenship & Sustainability Committee Charter;**

- **our Talent, Culture and Total Rewards Committee Charter;**

- **our Finance Committee Charter;**

- **our Code of Business Conduct and Ethics; and**

- **our Code of Ethics for Principal Executive Officers and Senior Financial Officers.**

Each of the above documents is available on our investor relations website at *http://investor.ralphlauren.com* by clicking on "Corporate Governance." Copies of these documents are available to stockholders without charge upon written request to our Investor Relations Department, 650 Madison Avenue, New York, New York 10022. Only the Board or a Committee of the Board with specific delegated authority, as appropriate, may grant a waiver under our codes of ethics to any director or executive officer, and any such waiver, or any amendments to our codes of ethics, will be promptly posted on our website.



COMPANY LEADERSHIP STRUCTURE

Separate Chairman and CEO Roles

The Board believes that the Company's current leadership structure, in which the roles of the Chairman and the CEO are separate, is appropriate for the Company at this time, taking into consideration the Company's evolving needs, corporate strategy, operating environment, culture, and Mr. R. Lauren's vision for and commitment to the Company. The separation of the Chairman and CEO roles enables the CEO to focus on the business, operations, and strategy of the Company, and allows the Company to leverage the Chairman's experience, perspective, and vision to serve the best interests of our stockholders. This structure, together with a strong Lead Independent Director, has proven advantageous in a complex and dynamic consumer and retail landscape affected by global supply chain and inflationary pressures and as we transition out of the COVID-19 pandemic.

Lead Independent Director

At the end of Fiscal 2017, the Board appointed a Lead Independent Director to provide strong, independent leadership for the Board.

At the beginning of Fiscal 2022, the Board refreshed the Lead Independent Director role and approved the appointment of Hubert Joly to serve as the new Lead Independent Director, effective following Mr. Joly's re-election as a director at the 2021 Annual Meeting of Stockholders. Mr. Joly brings extensive experience and proven leadership to the role as a longer tenured member of our Board and current Chair of our Finance Committee.

Under our Corporate Governance Policies, key responsibilities of the Lead Independent Director include, among other duties:

- **preside at all meetings of the Board at which the Chairman or the Vice Chairman is not present and, when appropriate, at executive sessions of the independent directors;**

- **ultimately approve the agendas for Board meetings, following discussion with the CEO and the Chairman;**

- **consult with the Chairs of each Committee to determine the frequency of Committee meetings;**

- **lead the annual performance evaluation of the Board in partnership with the Chair of the Nominating Committee;**

- **lead the annual performance review of the CEO in partnership with the Chairs of the Nominating Committee and the Talent Committee;**

- **with input from the Nominating Committee and the Chair of the Talent Committee, annually review succession planning for the CEO and other key management positions with the Board;**

- **together with the Nominating Committee, actively engage in Board refreshment planning and succession planning for directors, including for the Lead Independent Director role;**

- **participate in appropriate training and orientation for new directors;**

- **serve as Interim Chairman, if necessary;**

- **serve as liaison between the independent directors and the Chairman, as appropriate;**

- **has the authority to call meetings of the independent directors, as appropriate;**

- **if requested by key stockholders, serve as a point of contact and communication for stockholders wishing to engage directly with the Board, other than through the Chairman;**

- **lead executive sessions of the Board and provide feedback to the Chairman and CEO regarding decisions and recommendations of the independent directors; and**

- **participate in crisis management oversight, as appropriate.**

DIRECTOR INDEPENDENCE AND NON-MANAGEMENT DIRECTOR MEETINGS

Our Board believes that a majority of our directors should be independent and has determined that all non-management director nominees are independent: Angela Ahrendts, John R. Alchin, Frank A. Bennack, Jr., Debra Cupp, Linda Findley, Michael A. George, Valerie Jarrett, Hubert Joly, and Darren Walker. Each of the



current members of our Audit Committee, Talent Committee, Nominating Committee, and Finance Committee detailed below are independent.

In considering the independence of our independent directors, we considered, among other factors, charitable contributions to entities affiliated with our independent directors and commercial transactions conducted, from time to time, in the ordinary course of business between us and certain entities affiliated with these directors. In the case of each of our independent directors, any such transactions have substantially the same terms as are prevailing at the time for comparable businesses and the indirect interest of the independent director in the charitable contribution or transaction, if applicable, was found to be immaterial and in amounts that do not impair the independence of the relevant

director under our Corporate Governance Policies and the NYSE's corporate governance listing standards. Our guidelines for determining director independence are set forth as Appendix A to this Proxy Statement.

At each of our regularly scheduled Board and Committee meetings, the non-management, independent directors participate in an executive session without any members of the Company's management present. In Fiscal 2022, our independent directors met together as a Board, without any management representatives present, at least once per quarter. Board meetings are structured so that the independent directors meet in executive session both at the start and at the end of each Board meeting. Our Lead Independent Director presided during these executive sessions of independent directors.

MEETINGS AND DIRECTOR ATTENDANCE

Type of Meeting	Number of Meetings and Director Attendance
2021 Annual Meeting of Stockholders	Although there is no formal attendance policy, our directors are expected to attend each Annual Meeting of Stockholders. 11 of the 12 directors serving in July 2021 attended the 2021 Annual Meeting of Stockholders.
Meetings of: • the Board; • the Audit Committee; • the Nominating Committee; • the Talent Committee; and • the Finance Committee.	In Fiscal 2022: • our Board met ten times; • our Audit Committee met sixteen times; • our Nominating Committee met five times; • our Talent Committee met five times; and • our Finance Committee met four times. Each member of our Board other than Mr. Frank Bennack attended at least 75% of the required meetings held by the Board and the Committees of the Board on which he or she served. Mr. Bennack attended 74% of the meetings of the Board and Committees on which he served. The Board and its Committees also act from time to time by unanimous written consent in lieu of meetings.

Special Meetings: To ensure that the strength of our global business endures over the long-term, the Board and Committees convene additional special meetings throughout the fiscal year to provide management with oversight, input, and guidance regarding various matters, including navigating the evolving impacts of COVID-19, cybersecurity preparedness, our Fiscal 2023 and long range plans, and progress of corporate strategy including the Next Great Chapter Reset.



INDEPENDENT COMMITTEES OF THE BOARD OF DIRECTORS

We require all four of our Board Committees to consist solely of independent directors — the Audit Committee, the Talent Committee, the Nominating Committee, and the Finance Committee. The table below indicates the current membership of our Committees prior to any composition changes slated to follow the 2022 Annual Meeting.

Director	Audit Committee	Talent Committee	Nominating Committee	Finance Committee
Angela Ahrendts			Member	Member
John R. Alchin	Chair			Member
Frank A. Bennack, Jr.	Member		Member	
Linda Findley	Member	Member		Member
Michael A. George	Member	Chair		Member
Valerie Jarrett	Member		Member	
Hubert Joly[1]		Member		Chair
Judith A. McHale[2]			Chair	Member
Darren Walker			Member	

1. As Lead Independent Director, Mr. Joly is invited to attend all Committee meetings.
2. Ms. McHale is not standing for re-election at the 2022 Annual Meeting. Ms. Jarrett will be nominated to serve as Chair of the Nominating Committee upon election as a director at the 2022 Annual Meeting of Stockholders.

 Chair   Member



Audit Committee

- **Role of the Audit Committee.** The Audit Committee appoints our independent registered public accounting firm, and approves in advance all audit and permitted non-audit services performed by them and the scope and cost of their annual audits. The Audit Committee reviews, among other things: (i) the results of the independent registered public accounting firm's annual audits and quarterly reviews; (ii) management's compliance with our major accounting and financial reporting policies; (iii) the adequacy of our financial organization and management's procedures and policies relating to our internal control over financial reporting; and (iv) our compliance with applicable laws relating to accounting practice. The Audit Committee has adopted a formal policy for the approval of the performance of all audit and non-audit services of the independent registered public accounting firm. This policy is described under "(Proposal 2) Ratification of Appointment of Independent Registered Public Accounting Firm."

- **Audit Committee Financial Experts.** The Board has determined that each member of the Audit Committee is financially literate and that four of the five members of the Audit Committee qualify as audit committee financial experts, as defined by the SEC: its Chair, Mr. Alchin; Mr. Bennack; Mr. George; and Ms. Jarrett.

- **Cybersecurity Oversight.** The Audit Committee reviews the Company's cybersecurity program on a quarterly basis and periodically convenes special meetings to conduct deeper preparedness, enterprise risk and business continuity reviews, including during Fiscal 2022. These special meetings are open to the full Board to attend. The Audit Committee anticipates it will continue to conduct these review sessions as may be appropriate and at least on an annual basis. In addition, the full Board receives a regular cybersecurity update at least once annually.

Talent Committee

- **Role of the Talent Committee.** The Talent Committee reviews and approves the compensation of executive officers and certain key members of our senior management and compensation plans

and arrangements with respect to such executive officers and members of senior management. It also reviews and approves our compensation programs, including corporate metrics and milestones related to any ESG factors included in the compensation plans, and may consult the Nominating Committee on ESG goals when establishing, monitoring, or reviewing performance goals. The Talent Committee also administers the compensation plans in which certain employees may participate, including our 2019 Long-Term Stock Incentive Plan (the "2019 Stock Incentive Plan"), our currently expired Amended and Restated 2010 Long-Term Stock Incentive Plan (the "2010 Stock Incentive Plan"), which replaced our 1997 Long-Term Stock Incentive Plan (the "1997 Stock Incentive Plan"), our current Executive Officer Annual Incentive Plan ("EOAIP"), and our Executive Incentive Plan.

In addition, the Committee maintains oversight in the development of succession plans for the NEOs, except for the Chief Executive Officer where the Nominating Committee maintains oversight, and for certain other specified employees, regularly meeting in executive session to evaluate internal and external candidates, presenting them to the full Board, and performing succession modeling. It also consults with the Nominating Committee regarding its review of succession planning for the Chief Executive Officer. The Committee also oversees and provides feedback and guidance on certain of our programs relating to our diversity, equity and inclusion, talent development and retention, employee engagement and other human capital management strategies and initiatives. The Talent Committee consults, as needed, with third-party compensation consultants, independent legal counsel and other advisors to assist the Committee with its duties related to compensation and human capital management and has sole authority to terminate and replace any such consultants or advisors. From time to time, the Committee may form and delegate its authority to subcommittees when appropriate.

The Talent Committee oversees any stock ownership guidelines applicable to senior management and non-employee directors, and reviews and recommends to the Nominating



Committee any changes to the compensation of the non-employee directors.

- **Talent Committee Interlocks and Insider Participation.** The Talent Committee is composed entirely of directors who are not our current or former employees, each of whom meets the applicable definition of "independent" under the listing standards of the NYSE and SEC rules and regulations. None of the members of the Talent Committee during Fiscal 2022 (i) had any relationships requiring disclosure by us under the SEC's rules requiring disclosure of related party transactions or (ii) was an executive officer of a company of which any one of our executive officers is a director. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our Board or Talent Committee. There are no Talent Committee interlocks.

Nominating Committee

- **Role of the Nominating Committee.** The Nominating Committee identifies individuals qualified to become directors, recommends director nominees to the Board, develops and recommends corporate governance policies to the Board, recommends non-employee director compensation to the Board, reviews related party transactions, exercises oversight of the evaluation of the members of the Board and Committees, recommends to the Board policies and principles for Chief Executive Officer succession, selection and performance reviews, and reviews the Company's programs, policies, and practices relating to corporate governance, citizenship, sustainability, and social and environmental issues and impacts.

  The Nominating Committee works closely with the Lead Independent Director on governance issues including the annual performance evaluation of the Board, Board refreshment planning and the succession of the Lead Independent Director position. The Nominating Committee and Lead Independent Director also work closely with the Chair of the Talent Committee on the annual review of succession planning for the CEO and other key management positions. In addition, the Chair of the Nominating Committee works with the Lead

Independent Director and the Chair of the Talent Committee to review the annual performance evaluation and compensation of the CEO.

Finance Committee

- **Role of the Finance Committee.** The Finance Committee was established by the Company in Fiscal 2018 to oversee the Company's financial condition, policies, practices, and activities in support of the Company's long-range plan. The Finance Committee provides oversight to management regarding: (i) the establishment of strategic growth pillars for the Company; (ii) the alignment of the Company's financial resources with its strategic objectives; and (iii) the development and execution of the Company's growth strategy.

Special Engagement Meetings

On occasion, the Board and Committees will convene special meetings throughout the fiscal year to focus on a particular risk or issue that is relevant to the Company and to provide the Board with oversight, input, and guidance regarding such issues and risks.

BOARD OF DIRECTORS EFFECTIVENESS

Independent Board Assessment

The Company conducts regular independent assessments of its Board and Board effectiveness. In Fiscal 2018 and Fiscal 2021, the Nominating Committee engaged an independent third-party consultant to conduct individual interviews with each director, including management members of the Board, and to perform an objective analysis of the Board's governance structure, evaluation process, and overall effectiveness.

Since receiving the results of these independent third-party assessments, the Nominating Committee has conducted Board Effectiveness Reviews to monitor the progress of implementation of certain recommendations from the assessment, such as:

- **August 2018 refreshment of Committee assignments and Chairs, which revitalized the skill sets represented on each Committee;**

- **Continued commitment to Board refreshment, including continuously evaluating new director candidates to ensure diversity on our Board and appropriate mix of skills and expertise and the departure of four long-tenured directors in the last 3 years;**



- **As part of the commitment to Board refreshment, implementation of a formal annual evaluation to ensure each director has the appropriate mix of characteristics, experience, and skills to serve the Company and its stockholders effectively before the Board nominates any director for re-election at the Annual Meeting;**

- **Rotation of Committee Chairs at least every five years;**

- **Expansion of the Board education program and creation of an online Director Education Portal for internal Ralph Lauren classes on the Company and our business;**

- **Director Orientation program for new directors, consisting of one-on-one meetings with senior management and extensive written materials to familiarize the new directors with the Company's business, financial performance, strategic plans, compensation programs, and corporate governance policies and practices; and**

- **Additional training provided to directors who assumed new leadership positions, e.g., Committee Chairs, in connection with Committee composition refreshment.**

Notably, these independent assessments have led to a focus on Board exposure to management and continue to prioritize deep engagement with business strategy.

In Fiscal 2022, some of the actions in which the Board engaged include, among others:

- **Opportunities for Board discussions with members of the executive leadership team, the creative design management team, as well as various levels of management across all regions;**

- **Special meetings of the Finance Committee focusing on the Next Great Chapter Strategic Plan, the fiscal year plan and long range plan, and navigating the continued impact of the COVID-19 pandemic;**

- **Quarterly review and analysis of cybersecurity preparedness and a special meeting of the Audit Committee (inviting the full Board) focusing on preparedness for cyberattacks;**

- **Quarterly review and analysis of enterprise risk management with each Board Committee;**

- **A special Board effectiveness executive session;**

- **A dedicated session at each Board meeting for the directors and management to engage in an open discussion and Q&A outside of the regular management presentations;**

- **Regular presentations by senior executives on our Next Great Chapter Strategic Plan pillars and progress indicators at the quarterly Board and Committee meetings; and**

- **Opportunities to review the Company's competitive landscape and to assess firsthand the execution and impact of the Company's Next Great Chapter Strategic Plan.**

Board Effectiveness is a continuing focus, and the Nominating Committee anticipates performing an independent assessment every two years to obtain an independent review and analysis of its performance. The next assessment will be conducted in Fiscal 2023. When the Nominating Committee engages a third party to assist it, the Committee approves the fees that we pay for these services.

Focus on Strategy, Diversity and Succession Planning

Our Board is actively engaged with the Company's strategy, and during Fiscal 2021 and 2022, the Board was actively engaged in monitoring the impact of the COVID-19 pandemic on the Company's strategy. Our entire Board acts as a strategy committee as it reviews and oversees progress on the Company's Next Great Chapter Strategic Plan quarterly, including during executive sessions without Company management present.

Annually, the Board conducts an in-depth review of the Company's long-term strategic plan, performance, and capital structure. The Finance Committee additionally takes a more in-depth and active role in strategy as it receives regular updates on strategy key performance indicators ("KPIs") and quarterly reviews the alignment between our risk management program and our strategic priorities.

These discussions have also been traditionally enhanced with experiences scheduled outside the regular



meetings at our headquarters, such as market or store visits, which provided our directors with an opportunity to see the Company's operations at work, to assess firsthand the execution and impact of the Company's strategy, and to engage with senior leaders throughout the Company to deepen their understanding of our business. While visits were paused during COVID-19, the Company anticipates restating visits to the field when safe and appropriate. Furthermore, a full-day strategy meeting is scheduled periodically for the Finance Committee, and all members of the Board are invited to attend.

Strategy remains at the forefront of our robust succession planning process. With a focus on evolving the Board with respect to the Company's strategy, the Nominating Committee regularly reviews the skills and experience of the Board in consideration of the Board's needs for the upcoming year regarding strategy, the appropriate size, and the current composition of the Board in light of independence, diversity of backgrounds, skill sets, age, availability of service, and tenure of its members, among other attributes.

Given the global economic and social conditions of unrest in recent years, our Board was actively engaged in the oversight of our corporate culture and is continuously focused on developing a diverse culture that is aligned with our long-term mission and strategy. Since 2020, the Board has received regular updates on our continued efforts to strengthen our diversity, equity, and inclusion ("DE&I") efforts across all race, ethnicity, gender, sexual orientation, disability and other demographics to ensure that equal leadership and development opportunities were available for all employees. The Board has also been regularly informed of the work of our management Global DE&I Steering Committee that is directly accountable for executing on our DE&I strategies to provide a robust structural framework to advise and act upon all diversity, equity, and inclusion commitments.

The Board is also actively engaged in succession planning with regard to senior management, including the Executive Chairman and the President and Chief Executive Officer. The Chair of the Talent Committee and the Chair of the Nominating Committee work with the Lead Independent Director to review succession planning for the Chief Executive Officer, Executive Chairman and certain other specified employees

annually. In addition, the Talent Committee also regularly reviews and considers succession plans for the NEOs, and reports on such plans and potential candidates during executive session of the full Board. The Talent Committee members and members of senior management regularly meet to evaluate internal and external candidates, acquaint such candidates with members of the Board, and perform succession modeling.

Board and Committee Evaluations

Pursuant to the Company's Corporate Governance Policies and the Charters of each of the Board's Committees, the Board and each of its Committees conducts an evaluation at least annually.

Our processes enable directors to provide anonymous and confidential feedback on topics including:

- Board/Committee information and materials, including updates provided during the COVID-19 pandemic;

- Board/Committee meeting mechanics;

- Board/Committee composition and structure, including diversity and mix of skills, qualifications, viewpoints, and experience;

- Board/Committee responsibilities and accountability, including with respect to strategy, risk management, operating performance, CEO and management succession planning, corporate governance, citizenship and sustainability, and corporate culture;

- Board meeting and executive session conduct and culture; and

- Overall performance of Board members.

To promote effectiveness of the Board, the results of the Board evaluation are reviewed and addressed by the Nominating Committee in executive session and then by the full Board in an executive session led by the Lead Independent Director with input from the Chair of the Nominating Committee. The results of each Committee's evaluation are discussed at an executive session of the applicable Committee and further discussed by the full Board as appropriate. Before the Board nominates any director for re-election at the



Annual Meeting, the Nominating Committee conducts a formal annual evaluation to ensure each director has the appropriate mix of characteristics, experience, and skill set to serve the Company and its stockholders effectively.

These evaluations, as well as the Fiscal 2018 and 2021 independent third-party assessment described above, have had a meaningful impact on Board refreshment and succession planning. As a testament to the effectiveness of these assessments, in Fiscal 2019 and Fiscal 2020, the Board added three new independent directors, two of whom are female, continued to prioritize deep Board engagement with Company strategy, enhanced access to global management across various levels, refreshed the composition of the Committees of the Board, and enhanced director education. Board refreshment continued in Fiscal 2021 with the addition of two new diverse directors and in Fiscal 2022 with the nomination of an additional female director. These refreshment efforts demonstrate the Board's focus on ensuring that each member of the Board brings the necessary skills and areas of expertise to contribute to discussions on the Company's strategic initiatives and to oversee the risks that face our business and as they evolve.

BOARD OF DIRECTORS OVERSIGHT OF RISK

Our management is responsible for understanding and managing the risks that we face in our business, and the Board is responsible for overseeing management's overall approach to risk management. The involvement of the full Board in reviewing our strategic objectives and business plans is a significant element of the Board's assessment of management's approach and tolerance for risk. In addition, the Committees of the Board report to the full Board at regularly scheduled Board meetings on any identified material risks within that Committee's area of responsibilities.

In Fiscal 2022, each Committee reviewed a quarterly Enterprise Risk Management report setting forth the risks overseen by each Committee of the Board.

The Audit Committee has responsibility for oversight of the Company's financial statements and financial reporting related risks, including those related to our

accounting, auditing, and financial reporting practices, as well as cybersecurity risks. In addition to the Committee's quarterly review of the Company's cybersecurity program, the Audit Committee held a special meeting on cybersecurity during Fiscal 2022.

The Finance Committee has responsibility for oversight of the Company's financial condition and the assessment of financial strategic risks, including the adequacy of any policies, procedures, and controls designed by management to assess and manage these risks.

The Talent Committee has responsibility for the oversight of our compensation policies and practices, including conducting annual risk assessments, and evaluating and approving our executive compensation and benefit plans and programs.

The Nominating Committee has responsibility for the oversight of the Company's governance structure, including succession planning, and has been enhanced to oversee ESG risks applicable to the Company, including citizenship and sustainability issues, and reports regularly to the full Board on these risks and opportunities. In addition to the Committee's quarterly review of the Company's citizenship and sustainability risk, in June 2022, the Committee reviewed the Company's annual Global Citizenship & Sustainability Report and its Climate Risk Report, also presented to the full Board.

The Board also receives regular reports from our CEO, COO and CFO, Chief Legal Officer, Chief People Officer, and other key members of senior management regarding various enterprise risk management issues, including operational, strategic, legal, and regulatory, cybersecurity and global information systems, internal audit, financial and reputational risks.

It is also informed and engaged when new risks arise. For example, in response to the COVID-19 pandemic, the Board received reports from a cross-functional team of executive officers and members of management to assess risks to our business and to implement the steps necessary to navigate the impact of the COVID-19 pandemic on our employees, consumers, and the communities in which we operate globally. The input of the Board and the Finance Committee was actively



sought in special meetings throughout Fiscal 2021 and 2022 to counsel management on strategies to position the Company to navigate the impacts of the COVID-19 pandemic and emerge in a strong position post COVID-19 with the Next Great Chapter Reset.

The Company believes that the Board's leadership structure, discussed in detail under "Company Leadership Structure" on page 34 of this Proxy Statement, supports the risk oversight function of the Board by providing for a separate role for the Chairman of the Board and the CEO, and open communication between management and the Board facilitated by a Lead Independent Director. In addition, seasoned independent directors chair each of the Board's four Committees, which provide in-depth focus on certain categories of risks.

OVERVIEW OF ENVIRONMENTAL, SOCIAL, AND GOVERNANCE RISK OVERSIGHT

We believe that delivering the next 50 years for our Company means carefully managing our impact on the environment and society, and our performance is inextricably linked to the sustainability of the world in which we operate. As a result, the full Board considers sustainability to be an important element of our business strategy and the Board's strategic oversight. Recently, we have made strides in ensuring this oversight is robust, with the following enhancements in our programs, policies, and practices:

- **Nominating Committee.** In May 2019, the former Nominating Committee was renamed the "Nominating, Governance, Citizenship & Sustainability Committee," and the enhanced Committee oversees, and receives regular quarterly reports on, ESG issues and liaises directly with members of management on such risks and opportunities.

- **Chief Global Impact & Communications Officer.** In Fiscal 2020, the Company created a new role and appointed its first Chief Supply Chain and Sustainability Officer to lead the Company's citizenship and sustainability strategy. The Chief Supply Chain and Sustainability Officer chaired our Global Citizenship & Sustainability Senior Steering Committee, comprised of leaders from across the Company. We also established internal working groups across all business functions to define and

implement our citizenship and sustainability initiatives. In April 2022, the Company re-organized its sustainability function by consolidating global sustainability, citizenship and human rights areas under the new Chief Global Impact & Communications Officer. The Company anticipates this change will permit the Company to have central oversight over these areas in a more coordinated manner and will better be able to measure these initiatives to maximize impact.

- **Sustainability KPIs.** The Nominating Committee receives regular updates on the sustainability metrics and goals presented in our Global Citizenship & Sustainability Reports and reports to the Board on such progress. The Board also receives an annual sustainability KPI update as well as copies of the Company's sustainability reports, including the annual Global Citizenship & Sustainability Report and Climate Risk Report. For Fiscal 2022, ESG metrics in the form of a scorecard were selected by the Talent Committee to serve as a strategic modifier goal which, if met, would adjust bonuses for the NEOs (other than Mr. R. Lauren) upwards by up to 10%. Using the ESG metrics in this way reflects the Company's view of the importance of our citizenship and sustainability strategy to create positive social and environmental impacts across our Company, our industry and society.

- **Audit Committee and Finance Committee.** As part of the larger oversight of enterprise risk management, both the Audit Committee and the Finance Committee provide high-level monitoring of any sustainability risks, as applicable, and the Finance Committee directly engages on strategy initiatives, including those impacting sustainability and corporate citizenship.

- **Talent Committee.** In addition to overseeing the compensation of our executive officers and certain key members of our senior management, the Talent Committee regularly reviews the Company's people and development strategy, including with regard to our employee diversity, respect, and inclusion initiatives.

For more information, please see the map of the Company's sustainability risks in our most recently published Global Citizenship & Sustainability Report covering Fiscal 2022 and significant events prior to publication in Fiscal 2023 available on our corporate website at *https://www.corporate.ralphlauren.com*.



ANALYSIS OF RISKS ARISING FROM COMPENSATION POLICIES AND PROGRAMS

At the beginning of Fiscal 2022, consistent with its annual review process, the Talent Committee reviewed an assessment by management of our compensation programs and practices for our employees, including our executive and non-executive programs and practices. This annual assessment focused on program design features and controls to evaluate whether such programs encourage unnecessary or excessive risk taking, and how policies and programs are structured to mitigate any such risks. In Fiscal 2022, the Talent Committee changed the design of our performance-based compensation plans and returned to utilizing financial measures in our executive compensation programs as we began to emerge from the COVID-19 pandemic.

Selected key elements of our compensation programs that were reviewed include the following:

- **Pay Mix and Structure.** Our executive compensation programs appropriately balance both short-term and long-term performance through our annual cash incentive bonus program and long-term equity awards. Equity awards granted in Fiscal 2022 deliver value to employees through stock price appreciation and Company performance. A significant portion of variable pay is delivered through equity awards with vesting schedules covering multiple years, thus emphasizing long-term Company performance and retention.

- **Incentive Caps.** Our executive annual cash incentive bonus plan as well as our non-executive bonus plans do not allow for unlimited payouts. We believe that the range of payouts should be capped to avoid encouraging decisions that maximize short-term gain at the expense of long-term viability. In addition to the caps on all cash incentive bonus awards, the payout on performance share units ("PSUs") cannot exceed a fixed percentage above target levels.

- **Performance.** To strengthen the relationship between pay and performance, our executive annual cash incentive bonus plan and our non-executive commission and bonus plans are subject to the achievement of pre-established performance goals, which are established independently of plan participants at the beginning of each fiscal year. In Fiscal 2022, for our short- and

long-term executive compensation programs, including the annual cash incentive bonus program and the PSUs in the long-term plan, we returned to utilizing quantitative financial metrics. This helped to align with the Company's strategy to return to sustainable revenue and earnings growth as we emerge from the COVID-19 pandemic. The annual short-term program utilized Fiscal 2022 Revenue and Operating Profit Margin and the PSUs in the long-term program utilized three-year Operating Profit Margin and three-year Total Shareholder Return ("TSR") relative to a comparator group of companies. In addition, we introduced ESG metrics in our short-term incentive compensation plan as the strategic goal modifier to link short-term incentive payouts to the Company's progress on key ESG goals such as climate, water and diversity.

- **Change in Control Policy.** The change in control arrangements for our NEOs provide for cash payments only upon actual termination of employment. All unvested equity awards are subject to "double-trigger" vesting so that acceleration of vesting does not occur unless the executive's employment is actually terminated under certain limited circumstances following a change in control. Our employment agreements do not provide for any excise tax gross-up provisions.

- **Ownership Guidelines.** We have stock ownership guidelines for our directors, the NEOs, and select other members of our senior management group that are intended to align the interests of these individuals with our stockholders. As a result, such individuals may be less likely to take short-term risk if a meaningful portion of their personal financial investment is linked to our long-term holdings. Further details on the guidelines for non-employee directors and for executives are provided below in the "Director Compensation – Stock Ownership Guidelines" and "Compensation Discussion & Analysis – Executive Stock Ownership Guidelines" sections, respectively.

- **Clawback Policy**. We have a clawback policy applicable to our NEOs. Under our clawback policy, the Talent Committee may, in its reasonable discretion, require an NEO to reimburse us for the amount of any payment previously received by such officer under our cash incentive bonus plan as well as our long-term equity plan if, as a result of such



officer's intentional misconduct or gross negligence, we are required to restate our financial statements.

- **Anti-Hedging and Anti-Pledging Policies.** Our NEOs as well as Board members are prohibited from pledging Company securities as collateral for a loan or from holding Company securities in a margin account. In addition, all employees and Board members are prohibited from hedging Company securities, whether or not issued by the Company, including by way of forward contracts, equity swaps, collars, exchange funds, or other financial instruments that are designed to hedge or offset any decrease in the market value of the Company's securities.

As a result of this review, the Talent Committee determined that any risks that may result from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on our Company.

DIVERSITY AND DIRECTOR NOMINATING PROCEDURES

Our Board is comprised of individuals with diverse backgrounds, skill sets and business experiences, including financial expertise, active leadership, CEO experience in a variety of industries, international experience, product and channel experience, strong retail and digital commerce experience, and corporate citizenship, sustainability, regulatory governance and government affairs expertise. Our Board members also have extensive experience on the boards of other companies and organizations, which provides an understanding of different business strategies and challenges. In seeking new Board members, we focus on adding diverse backgrounds and new skills and experiences necessary to oversee the Company's business strategy and initiatives and fulfill the Board's risk oversight obligations. In Fiscal 2021, we continued to focus on diversity of backgrounds, skill sets and experiences on our Board with the additions of Valerie Jarrett and Darren Walker, each of whom brings extensive relevant experiences and skills, including in corporate citizenship, sustainability, regulatory governance, government affairs, finance and philanthropy.

As part of our current Board refreshment efforts, Ms. McHale, a long-tenured member of our Board, will not stand for re-election at the 2022 Annual Meeting, and we have nominated Debra Cupp, President of

Microsoft North America, to replace her. Ms. Cupp was recommended for election to our Board by a third-party search firm, and brings extensive experience in technology, sales and operations, digital and consumer engagement, corporate citizenship, and diversity and management expertise. These Board refreshment changes are aligned with the strategic initiatives of our Chairman and our CEO and are complementary to the depth of knowledge and experience currently on our Board.

The Nominating Committee identifies and evaluates candidates for nomination as directors and submits its recommendations to the full Board for its consideration. The Nominating Committee, guided by the membership criteria established by the Board in our Corporate Governance Policies, seeks highly qualified candidates who combine a broad spectrum of experience and expertise with a reputation for integrity. We maintain a majority of independent directors, and the Board considers a number of factors in selecting director candidates. Although we do not have a formal policy concerning diversity considerations, the Nominating Committee seeks nominees with a broad range of experience from a variety of industries and professional disciplines, such as finance, professional services, retail, digital commerce, technology, and corporate citizenship, along with a diversity of gender, race, ethnicity, national origin, age, geographic location and other characteristics that reflect our Company's values and are relevant to our business strategy in determining the appropriate composition of the Board and identifying director nominees. When the Nominating Committee identifies an area in which the Board may benefit from greater representation, it may focus its candidate search on particular experience, background, or diversity characteristics, including gender, racial, ethnic, and geographical attributes.

In addition, the Board considers the contributions the individual can make to the Board and management as we strive for a body of directors reflecting different genders, racial and ethnic backgrounds, among others, and professional experiences and expertise necessary for the Board to fulfill its responsibilities and leading to a more effective oversight and decision-making process. In the Board's annual self-evaluation, one of the factors that the Board expressly considers is whether the membership of the Board provides an adequate mix of characteristics, experience, and skills to serve the Company and its stockholders effectively.



Board Nominee Skills and Diversity Matrix

As presented in the chart below, we believe our Board nominees offer a diverse range of key skills and experiences to provide effective oversight of the Company and create long-term sustainable growth for our Company through successful execution of the Company's strategic plan. Below is a high-level summary which highlights certain of the Board nominees' skills, qualifications and experiences and is not intended to be an exhaustive list of each director nominee's contributions to the Board.

Balanced Mix of Skills, Qualifications and Experience

Attributes/Experience	CEO[1]	International Experience	Additional Public Company Executive	Retail/ Consumer Products	E-commerce/ Digital/ Technology	Data protection/ Cyber/IT	Finance/ Capital Allocation	Consumer Insights/ Marketing/ Sales	Policy/ Regulatory/ Governance	Citizenship & Sustainability	Diversity[2]
Angela Ahrendts	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	G
John Alchin		✓	✓			✓	✓			✓	N, SO
Frank A. Bennack, Jr.	✓	✓				✓	✓	✓	✓	✓	
Debra Cupp		✓	✓	✓	✓	✓	✓	✓		✓	G
Linda Findley	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	G
Michael A. George	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Valerie Jarrett	✓		✓			✓	✓		✓	✓	G, RA
Hubert Joly	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	N
David Lauren		✓		✓	✓			✓		✓	
Ralph Lauren	✓	✓		✓				✓		✓	
Patrice Louvet	✓	✓	✓	✓	✓	✓	✓	✓		✓	N
Darren Walker	✓	✓	✓	✓			✓		✓	✓	RA, SO

1 Current or former CEO or President experience, public, private and non-profit
2 Types of Diversity: RA = Race; E = Ethnicity; G = Gender; N = Nationality; SO = Sexual Orientation

Diverse Board Representation



66%

33% female nominees — **4** Women

42% diverse nominees — **2** Race/Ethnicity | **3** National Origin | **2** LGBTQIA+

*Tenure and age are as of June 2022

Range of Tenures*




0-5

5+

Average Tenure: **<9 Years**

Mix of Ages*




45-55

56-65

66+

Average Age: **64.5**
66% are 65 or younger



Role of Nominating Committee in Director Nomination

The Nominating Committee solicits and receives suggestions for, as well as comments upon, director candidates from other directors, including the Executive Chairman of the Board and the Lead Independent Director, and usually engages third parties either to assist in the search for director candidates or to assist in gathering information regarding director candidates' background, experience, and skills.

The Nominating Committee will consider candidates recommended by our directors, members of management and stockholders, and will evaluate candidates properly recommended by stockholders on the same basis as other candidates. Candidates should have experience in positions with a high degree of responsibility and be leaders in the companies or institutions with which they are affiliated. Upon receiving a stockholder recommendation, the Nominating Committee will initially determine the need for additional or replacement members of the Board and then evaluate the candidate based on the information it receives with the stockholder recommendation or that it may otherwise acquire, and may, in its discretion, consult with the Executive Chairman, the Lead Independent Director and other members of our Board. If the Nominating Committee determines that a more comprehensive evaluation is warranted, it may obtain additional information about the director candidate's background and experience, including by means of interviews with the candidate.

Our stockholders may recommend candidates at any time, but the Nominating Committee requires recommendations for election at an annual meeting of stockholders to be submitted to the Nominating Committee no later than 120 days before the first anniversary of the date of the proxy statement sent to stockholders in connection with the previous year's Annual Meeting of Stockholders in order to be considered for nomination by the Nominating Committee. The Nominating Committee believes this deadline is appropriate and in our best interests and those of our stockholders because it ensures that it has sufficient time to evaluate properly all proposed

candidates. Therefore, to submit a candidate for consideration for nomination at the 2023 Annual Meeting of Stockholders, a stockholder must submit the recommendation, in writing, by February 24, 2023. The written notice must include:

- all information relating to each potential candidate whom the stockholder is recommending that would be required to be disclosed in a solicitation of proxies for the election of such person as a director pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended ("Exchange Act"), including such person's written consent to being named in the proxy statement as a nominee and to serve as a director if elected;

- the name and address of the stockholder giving the notice, as they appear on the Company's books, and of the beneficial owner of those shares; and

- the class and number of shares which are owned beneficially or of record by the stockholder and the beneficial owner.

Recommendations must be sent to the Nominating, Governance, Citizenship & Sustainability Committee, Office of the Corporate Secretary/Legal Department, Ralph Lauren Corporation, 100 Metro Boulevard, Nutley, New Jersey, 07110.

Our stockholders may directly nominate an individual for election as a director at an annual meeting of stockholders by complying with the nominating procedures set forth in our Fourth Amended and Restated By-laws, which are described below under the caption "Additional Matters — Stockholder Proposals for the 2022 Annual Meeting of Stockholders."

GLOBAL CITIZENSHIP & SUSTAINABILITY

This year, we introduced Timeless by Design, our evolved approach to Global Citizenship & Sustainability to embed our philosophy of timelessness from inspiration through to products' use and reuse. We continue to set ambitious goals and integrate our ESG strategy into every part of our business across three strategic pillars: Create with Intent, Protect the Environment and Champion Better Lives. Following are highlights from Fiscal 2022.



Create With Intent

Since the inception of our Company, we've always believed in creating things that last. We are embracing our philosophy of timelessness to create more responsibly — with more sustainable materials, according to circular design principles and by instilling cultural sustainability practices.

In Fiscal 2022, we strengthened our commitment to advance a circular economy with our *Live On* promise: By 2030, we will enable our past and future products to live on responsibly. This promise is supported by five initial goals, which we are targeting to achieve by 2025: make five of our iconic products Cradle to Cradle Certified®; offer high-quality products made with 100% recycled cotton; connect consumers with options to rent, repair and recirculate our products in select top cities; invest in scaling regenerative practices and innovative technologies to advance the circular economy; and set and implement circular principles into our design and development process.

As part of our efforts, this past year we joined the Ellen MacArthur Foundation, the world's leading circular economy network to support the Make Fashion Circular vision where products (including apparel, footwear and accessories) are used more, made to be made again and crafted from safe and recycled or renewable materials. Later this year, we plan to bring to market a Cradle to Cradle Certified® cashmere sweater. Furthermore, in Fiscal 2022, we made a second investment in Natural Fiber Welding, Inc. ("NFW"), the leading sustainable material science start-up. We also worked with NFW to develop the CLARUS™ performance cotton Polo shirt, the first-to-market patented platform that transforms virgin and recycled cotton in ways previously not possible.

In addition to adopting circular principles, we are striving to embed environmental and cultural sustainability, inclusivity and celebration into the products we design and stories we tell. In 2020, we launched Design with Intent, a workstream aiming to identify and pursue opportunities to be intentional and impactful in all that Ralph Lauren represents — from product inception to marketing and along the customer journey, including store design and e-commerce. In early 2022, we took the step to elevate this workstream of passionate individuals throughout our organization to

a functional department of the same name. Now deeply embedded within our Company's organizational design, our Design with Intent department is being resourced with expert insight into culturally cognizant design and product development to think holistically about the stories we champion through product creation and storytelling.

In Fiscal 2022, we continued to increase transparency and traceability of our material use by:

- Continuing to map our supply chain to enable material origin visibility across the textile and garment supply chain to inform our sourcing strategy, provide greater assurance of sustainability impacts and mitigate risk. We are piloting technologies to digitally trace U.S.-grown cotton as well as certified fibers in our supply chain. In addition, we are using FIBRETRACE®, a technology which relies on luminescent pigments within the fiber to enable physical traceability, piloting on transitional cotton sourced from India.

- Continuing to work towards developing systems to measure the total volume (by weight) of materials used in our product, which will enable us to systematically track our usage more accurately and thus analyze the sustainable attributes and the impact of our material usage.

Cotton accounts for more than 80% of our total material use. In Fiscal 2022, 84% of our cotton products met at least one of our defined sustainability attributes. Ralph Lauren Home transitioned 95% of core bedding and bath and new fashion bedding to a sustainable cotton quality. This last year, we also sourced more than 19,000 metric tons of cotton lint as Better Cotton, while supporting the not-for-profit's holistic efforts to make cotton a more climate-resilient, socially viable and, ultimately, more sustainable crop.

Additionally, in Fiscal 2022, we expanded our chemical transparency tool rollout to cover the broader supply chain and increase visibility of chemical products used in our manufacturing as well as their conformance status with the ZDHC Manufacturing Restricted Substances List ("MRSL"). We incorporated the chemical transparency, MRSL conformance status and wastewater test results into our Supplier Engagement Strategy, which allows manufacturing facilities to be evaluated and scored based on their performance in sustainable chemical



management practices. It also helps us build greater transparency in tracking progress and encourages continuous improvement at the facility level to ensure progress is made in the adoption of safer chemistry as we work to achieve our goal of full MRSL conformance and elimination of hazardous chemicals by 2025.

In Fiscal 2022, we accelerated the elimination of PFAS/PFC (perfluoroalkyl and polyfluoroalkyl substances) from our products through collaboration with our manufacturing partners to develop PFAS-free water repellent materials. We are in the final phase and are on track for full elimination by the end of calendar year 2022.

Protect the Environment

We are committed to working to address the most pressing environmental issues facing our industry and society, and through scalable innovation and strong partnerships, we are working across our supply chain to reduce our climate and water impacts and avoid waste.

In June 2021, we set a 2030 goal to reduce our Scope 1, 2, and 3 GHG emissions by 30% against our Fiscal 2020 baseline. SBTi has verified that this target is aligned with GHG reductions required to keep global temperature rise to 1.5°C for Scope 1 and 2 and well below 2°C for Scope 3. We plan to increase the ambition of this 2030 target alongside our industry to align with a 1.5°C scenario across Scope 1, 2, and 3. Beyond 2030, we intend to achieve net zero GHG emissions by 2040. We plan to seek SBTi approval for our new 2030 target and our net zero target by the end of calendar year 2022. To accompany these commitments, we published a Net Zero Commitment Statement that details how we will achieve these targets.

To make the Company more resilient to evolving risks presented by climate change, we have developed a cross-functional Climate Risk Taskforce. The Taskforce meets semiannually to identify and describe key climate risks, communicate climate risks to key stakeholders–including our leadership team and Board of Directors–and ensure key actions are being taken to address risks. We align our climate risk disclosures with the recommendations of the Task Force on Climate-Related Financial Disclosure ("TCFD"), as summarized in the TCFD Index of our Global Citizen & Sustainability Report and our annual CDP Climate response.

In Fiscal 2022, we continued our partnership with the Apparel Impact Institute ("Aii") to roll out the Carbon Leadership Program with manufacturing facilities in our supply chain to develop bespoke 2025 and 2030 carbon and water reduction roadmaps. We enrolled 24 fabric mill and vertical facilities (those with both material and finished goods production in the same location), representing approximately 45% of our raw material business spend, as well as 9 strategic finished goods facilities into our first cohort of the Program. In Fiscal 2020, we enrolled five tier 2 fabric mills in the Aii's Mill/Impact Program to help these mills reduce their overall environmental impact, including carbon and energy use. In Fiscal 2022, they completed an 18-month program focusing on efficiency and optimization. Through the completion of these optimization projects, our facilities achieved an estimated annual total savings of 42,692 tons of CO_2.

We remain on track to accomplish our goal of at least a 20% reduction in total water use across our operations and value chain by 2025. In Fiscal 2022, we joined WWF's Noyyal-Bhavani Collective Action Program to help address industry impacts on freshwater in the region in collaboration with WWF-India and two other corporate partners. The collective action program's goal is that, by 2030, the Noyyal & Bhavani sub-basins are healthy river ecosystems that ensure water security for people and nature. The collective action program aims to address shared basin challenges through: a strong foundation of science-based actions; pilots to help inform policy making in the region, which is responsible for 90% of total cotton knitwear exports from India; and clear key performance indicators which measure the impact on the landscape.

Essential to our overall water stewardship strategy is supporting watershed health through conservation interventions–including wetland restoration, stakeholder engagement and the adoption of preferable land use management practices. We expect to invest in a number of water conservation programs in the coming year, as well as further our partnerships with local organizations focused on community access and water, sanitation and hygiene solutions.

Also, in Fiscal 2022, we submitted our first CDP water response (an unscored version of the questionnaire) with plans to increase our disclosures to a more extensive, scored version in the future.



We committed to integrating zero-waste principles across our business, focusing on reducing waste at its source and diverting waste from landfill through increased recycling. As we work to become a more circular business, we're aiming to reduce excess inventory, keep materials in use for longer periods and minimize waste generated at our facilities. In Fiscal 2022, we diverted 88% of waste from landfill at our global distribution centers and are on track to meet our calendar 2023 goal of 90% or more.

We are taking steps toward reducing inventory waste by preventing the production of excess product. Among our efforts to accomplish this, in Fiscal 2022, we expanded a pilot project to minimize overproduction of wholesale orders in multiple markets. Using supply and demand balancing, we ensured wholesale orders occur only after confirmation of customer orders. By refining our sales models, we reduced production by approximately 267,000 units to avoid excess production.

Champion Better Lives

We strive to help create a more equitable world and positively impact the lives of the people in our workforce, communities and supply chain. It is important that we unite and inspire the communities within our Company, as well as those we serve by amplifying voices and perspectives, to create a culture of belonging, equality, inclusion and fairness for all.

This is realized through our global Diversity, Equity & Inclusion ("DE&I") strategy, employee well-being initiatives, our philanthropic efforts and community engagement and worker empowerment programs to support well-being of the people in our supply chain.

DE&I

In Fiscal 2022, we maintained our gender parity in leadership representation goals for leaders at the VP level and above. We also introduced the Ralph Lauren Pin of Solidarity – a timeless, tangible symbol of allyship and unity with Black, African and African American communities. All of the profits from the sale of each pin benefits the UNCF Ralph Lauren Scholarship Program, created to support the educational endeavors of Black college students throughout the U.S. The pin went on sale in five major markets throughout Europe in April 2022 with all of the profits supporting the UK-based

Stephen Lawrence Day Foundation. This past year, we launched a disability equity strategy focused on six key pillars, including integrating accessible design practices into our product offerings, building on our Valuable 500 pledge to add disability awareness to our Board's DE&I agenda.

Employee Well-Being

The physical, emotional, social and financial needs of our employees and their families are important to us. THRIVE, our global wellness program, provides access to benefits such as flexible work arrangements, sabbaticals and other support. In Fiscal 2022, we launched the THRIVE app to give employees real-time access to tools to help them set measurable wellness goals and track their progress. During Fiscal 2022, we further expanded our medical benefits in the U.S. to a larger portion of our part-time employees, to provide additional benefits for our frontline employees. We introduced a new healthcare benefit for our Puerto Rico retail employees and in our U.S. distribution center which allows them to benefit from a reduction in total cost of care. Additionally, we launched a multi-year plan to increase hourly wages for our store and distribution center employees.

Philanthropy

We strive to make a meaningful difference in our communities through our dedication to social and environmental causes and our global employee volunteerism.

In October 2021, Ralph Lauren established a Global Social Partnerships and Philanthropy department. This department seeks to make the dream of a better life reality through strategically aligned relationships, partnerships and initiatives that champion equity, provide scholarships and deliver volunteering moments that make a positive, sustainable community impact.

The Ralph Lauren Corporate Foundation received the Lifetime Achievement Award from nonprofit Delivering Good in November 2021 that honored its commitment to extending product life cycles through national donation aggregators (such as Delivering Good), and internationally with World Vision to ensure we create less waste and reduce our carbon imprint in post-production.



Furthermore, in October 2021, The Ralph Lauren Corporate Foundation and the Soil Health Institute announced the creation of the U.S. Regenerative Cotton Fund as a unique, farmer-facing, science-based initiative that will support long-term, sustainable cotton production in the United States. The fund's goal is to eliminate one million metric tons of carbon dioxide equivalent from the atmosphere by 2026 through innovation in agriculture.

In December 2021, The Ralph Lauren Corporate Foundation pledged $2 million to support scholarships for students at Morehouse College, Spelman College and 10 additional historically Black colleges and universities ("HBCUs") through the United Negro College Fund.

Rights and Empowerment in the Supply Chain

At Ralph Lauren, we are committed to conducting our global operations ethically with respect for the dignity of all people who make our products, putting factory workers at the center of our approach to human rights and worker empowerment. Our Human Rights Policy outlines our efforts in detail. Specifically, in Fiscal 2022, we joined a multi-stakeholder initiative in India implemented by local non-governmental organization Social Awareness and Voluntary Education, to help create a textile and garment industry that respects human rights, empowers workers and promotes fair recruitment practices in mills and factories across Tamil Nadu, in the south of India. Furthermore, we have a long-standing partnership with Business for Social Responsibility to sponsor the HERproject™, a collaborative initiative to empower low-income women working in global supply chains, that has provided more than 42,000 workers with access to health education programs.

Further detail and additional highlights can be found in our most recently published Global Citizenship &

Sustainability Report covering Fiscal 2022 and related events prior to that period may be found on our corporate website at https://corporate.ralphlauren.com/citizenship-and-sustainability. The information contained in or linked to or from our Global Citizenship & Sustainability Report and on our corporate website is not incorporated by reference into this Proxy Statement and should not be considered part of this Proxy Statement.

DIRECTOR COMMUNICATIONS

Stockholders and interested parties may contact any of our directors, including the Executive Chairman of the Board, the Lead Independent Director, the Chairs of the Board's independent Committees, any Committee of the Board, the Board's non-management directors as a group or the entire Board, by writing to them as follows:

Name(s)/Title(s), c/o Legal Department and Office of the Corporate Secretary, Ralph Lauren Corporation, 650 Madison Avenue, New York, New York 10022.

Communications received in this manner will be handled in accordance with the procedures approved by our non-management directors, who have also requested that certain items that are unrelated to the duties and responsibilities of the Board should be excluded, such as spam, junk mail and mass mailings, product complaints, product inquiries, new product suggestions, resumés and other forms of job inquiries, surveys and business solicitations or advertisements. In addition, material that is threatening, illegal, or similarly unsuitable will be excluded, with the provision that any communication that is filtered out will be available to any non-management director upon request.



AUDIT COMMITTEE REPORT

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to the Company's consolidated financial statements, the Company's compliance with legal and regulatory requirements, the Company's system of internal control over financial reporting, and the qualifications, independence, and performance of the Company's internal and independent registered public accounting firm. The Audit Committee has the sole authority and responsibility to select, evaluate, and, when appropriate, replace the Company's independent registered public accounting firm. The Audit Committee currently is composed of five independent directors and operates under a written charter adopted by the Audit Committee and ratified by the Board.

Management is responsible for the Company's financial reporting process, including the Company's internal control over financial reporting, and for the preparation of the Company's consolidated financial statements in accordance with U.S. GAAP. Ernst & Young, as the Company's independent registered public accounting firm for Fiscal 2022, was responsible for auditing those financial statements and expressing its opinion as to the fairness of the financial statement presentation in accordance with U.S. GAAP, and the effectiveness of the Company's internal control over financial reporting. The Audit Committee's responsibility is to oversee and review these processes. The Audit Committee is not, however, professionally engaged in the practice of accounting or auditing and does not provide any expert or other special assurance as to such financial statements concerning compliance with laws, regulations, or U.S. GAAP or as to auditor independence. The Audit Committee relies, without independent verification, on the information provided to us and on the representations made by management and the independent registered public accounting firm.

In this context, the Audit Committee has met and held discussions with management and Ernst & Young, the Company's independent registered public accounting firm for Fiscal 2022. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with U.S. GAAP, and the Audit Committee has reviewed and discussed with management, the Company's internal auditors, and Ernst & Young the Company's consolidated financial statements for Fiscal 2022 and

the Company's internal control over financial reporting. The Audit Committee also discussed with Ernst & Young the matters required to be discussed by Auditing Standard No. 1301 (formerly known as Auditing Standards No. 16), as amended (Communications with Audit Committees). Ernst & Young provided to the Audit Committee the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young's communication with the Audit Committee concerning independence, and the Audit Committee discussed their independence with them. In determining Ernst & Young's independence, the Audit Committee considered whether their provision of non-audit services to the Company was compatible with maintaining independence. The Audit Committee received regular updates on Ernst & Young's fees and the scope of audit and non-audit services it provided. All such services were provided consistent with applicable rules and the Company's pre-approval policies and procedures.

Based on our discussions with management, the Company's internal auditors, and Ernst & Young, and our review of the audited financial statements, including the representations of management and Ernst & Young with respect thereto, and subject in all cases to the limitations on our role and responsibilities referred to above and set forth in the Audit Committee Charter, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements for Fiscal 2022 be included in the Company's Annual Report on Form 10-K.

The Audit Committee also approved, subject to stockholder ratification, the selection of Ernst & Young as the Company's independent registered public accounting firm for Fiscal 2023.

Members of the Audit Committee

John R. Alchin *(Committee Chair)*

Frank A. Bennack, Jr.

Linda Findley

Michael A. George

Valerie Jarrett



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of the Record Date by: (i) each of our NEOs, (ii) each director and director nominee, (iii) each stockholder who is known by us to beneficially own in excess of five percent of any class of our voting securities, and (iv) all directors and executive officers as a group. Except as otherwise indicated, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned by such person. The rules of the SEC consider a person to be the "beneficial owner" of any securities over which the person has or shares voting power or investment power. In addition, a person is deemed to be the beneficial owner of securities if that person has the right to acquire beneficial ownership of such securities within 60 days, including through conversion or exercise of an option or other right. Unless otherwise indicated below, the address of each stockholder is 650 Madison Avenue, New York, New York 10022. As of the Record Date, there were 633 holders of record of our Class A Common Stock.

	Class A Common Stock		Class B Common Stock [1]		Voting Power of Total Common Stock %
	Number	%	Number	%	%
Ralph Lauren	347,646[2]	*	24,881,276[3]	100%	84.9%
Patrice Louvet	60,343[4]	*	—	—	*
Jane Nielsen	47,607[5]	*	—	—	*
Andrew Howard Smith	3,034[6]	*	—	—	*
David Lauren	28,772[7]	*	—[8]	—	*
Angela Ahrendts	5,978[9]	*	—	—	*
John R. Alchin	24,088[10]	*	—	—	*
Frank A. Bennack, Jr.	27,847[11]	*	—	—	*
Debra Cupp	0	—	—	—	—
Linda Findley	5,978[12]	*	—	—	*
Michael A. George	11,563[13]	*	—	—	*
Valerie Jarrett	1,501[14]	—	—	—	—
Hubert Joly	26,258[15]	*	—	—	*
Judith A. McHale	12,040[16]	*	—	—	*
Darren Walker	3,457[17]	—	—	—	—
BlackRock, Inc.	4,895,772[18]	10.9%	—	—	1.7%
The Vanguard Group	4,890,367[19]	10.9%	—	—	1.7%
Barrow Hanley Global Investors	4,504,976[20]	10.0%	—	—	1.5%
JPMorgan Chase & Co.	3,811,698[21]	8.5%	—	—	1.3%
All directors and executive officers as a group (15 persons)	606,112[22]	1.4%	24,881,276[3]	100%	84.9%

* Less than 1.0%

1. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon transfer to a person who is not Mr. R. Lauren or a member of his family, or an entity that is not owned by, or established for the benefit of, Mr. R. Lauren, or members of his family.

2. For Mr. Lauren, does not include (i) unvested performance-based stock awards with respect to 82,149.73 shares of our Class A Common Stock, which are subject to upward or downward adjustment, (ii)

485,348.68 vested time-based restricted stock units ("RSUs") (the underlying shares of our Class A Common Stock for these RSUs will not be delivered until Mr. R. Lauren's separation of service from the Company or, if earlier, upon a change in control (as defined in Mr. R. Lauren's employment agreement)), and (iii) 161,735.04 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on August 15, 2023).

3. Includes (i) 12,282,954 shares of Class B Common Stock held by a revocable trust of which Mr. R. Lauren is the sole trustee and sole beneficiary, (ii) an aggregate of 4,225,388 shares of Class B



Common Stock held by trusts established for the benefit of Mr. R. Lauren's descendants and of which Mrs. R. Lauren is a trustee and of which Mr. R. Lauren has the power to remove and replace the trustees, provided that Mr. R. Lauren may not serve as the replacement trustee and the replacement trustee is not related or subordinate to Mr. R. Lauren, (iii) 2,370,956 shares of Class B Common Stock held by a trust established for the benefit of Mrs. R. Lauren's descendants and of which Mr. R. Lauren has the power to remove and replace the trustees, provided that Mr. R. Lauren and Mrs. R. Lauren may not serve as the replacement trustees, and (iv) 5,842,342 shares of Class B Common Stock held by the Lauren Family, L.L.C., a limited liability company of which Mr. R. Lauren has the power to remove and replace the managers, provided that any such replacement manager is not related to or subordinate to Mr. R. Lauren and Mr. R. Lauren may not serve as manager. The current managers of the Lauren Family, L.L.C. are Andrew Lauren, Mr. D. Lauren and Dylan Lauren, all children of Mr. R. Lauren and Mrs. R. Lauren. Actions by the Lauren Family, L.L.C. require the consent of a majority of the managers.

4. For Mr. Louvet, includes 34,913 RSUs vesting within 60 days of the Record Date, the Class A shares for which will be delivered on July 3, 2022. Does not include (i) unvested performance-based stock awards with respect to 36,139 shares of Class A Common Stock, a portion of which are subject to upward or downward adjustment, (ii) 53,833 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered August 15, 2023), (iii) 35,888 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered in two equal annual installments on August 15, 2022 and August 15, 2023), and (iv) 38,793 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered in three equal annual installments beginning on August 15, 2022).
5. For Ms. Nielsen, does not include (i) unvested performance-based stock awards with respect to 27,377 shares of Class A Common Stock, which are subject to upward or downward adjustment, (ii) 7,709 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on March 31, 2023), (iii) 21,533 unvested RSUs the underlying shares of our Class A Common Stock for these RSUs will be delivered August 15, 2023), (iv) 14,356 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered in two equal annual installments on August 15, 2022 and August 15, 2023), and (v) 16,164 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered in three equal annual installments beginning on August 15, 2022).
6. Mr. Smith resigned from his executive officer role on April 2, 2022 and was not an executive officer on June 6, 2022. For Mr. Smith, reported ownership is as of April 2, 2022, the date on which he ceased to be subject to the reporting requirements of Section 16 of the Exchange Act and does not include (i) unvested RSUs of 56,409 and (ii) unvested PRSUs of 5,337, each of which were forfeited per the terms of the applicable awards as he resigned prior to the vesting of the awards.
7. For Mr. D. Lauren, does not include (i) unvested performance-based stock awards with respect to 2,918 shares of Class A Common Stock, a portion of which are subject to upward or downward adjustment, (ii) 3,948 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered August 15, 2023), (iii) 2,632 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered in two equal annual installments on August 15, 2022 and August 15, 2023), and (iv) 3,132 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered in three equal annual installments beginning on August 15, 2022).
8. An aggregate amount of 5,842,342 shares of Class B Common Stock are held by Lauren Family, L.L.C., a limited liability company of which Mr. D. Lauren is one of the three current managers. The other two current managers of the Lauren Family, L.L.C. are Mr. R. Lauren's other children, Andrew Lauren, and Dylan Lauren. Actions by the Lauren Family, L.L.C. require the consent of a majority of the managers. Mr. R. Lauren has the power to remove and replace the managers, provided that any such replacement manager is not related to or subordinate to Mr. R. Lauren and Mr. R. Lauren may not serve as manager.
9. For Ms. Ahrendts, includes 1,459 RSUs vesting within 60 days of the Record Date, the Class A shares for which will be delivered on July 29, 2022.
10. For Mr. Alchin, includes 1,459 RSUs vesting within 60 days of the Record Date, the Class A shares for which will be delivered on July 29, 2022.
11. For Mr. Bennack, includes 1,459 RSUs vesting within 60 days of the Record Date, the Class A shares for which will be delivered on July 29, 2022.
12. For Ms. Findley, includes 1,459 RSUs vesting within 60 days of the Record Date, the Class A shares for which will be delivered on July 29, 2022.
13. For Mr. George, includes 1,459 RSUs vesting within 60 days of the Record Date, the Class A shares for which will be delivered on July 29, 2022.
14. For Ms. Jarrett, includes 1,459 RSUs vesting within 60 days of the Record Date, the Class A shares for which will be delivered on July 29, 2022.
15. For Mr. Joly, includes 1,459 RSUs vesting within 60 days of the Record Date, the Class A shares for which will be delivered on July 29, 2022.
16. For Ms. McHale, includes 1,459 RSUs vesting within 60 days of the Record Date, the Class A shares for which will be delivered on July 29, 2022.
17. For Mr. Walker, includes 1,459 RSUs vesting within 60 days of the Record Date, the Class A shares for which will be delivered on July 29, 2022.
18. According to a Schedule 13G/A filed on February 10, 2022, The Vanguard Group ("Vanguard") is the beneficial owner of 4,890,367 shares of Class A Common Stock with the shared power to vote or direct the vote over 60,302 shares of Class A Common Stock, sole dispositive power over 4,728,475 shares of Class A Common Stock and shared dispositive power over 161,892 shares of Class A Common Stock. The address for Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.
19. According to a Schedule 13G/A filed on June 9, 2022, BlackRock, Inc. ("BlackRock") may be deemed the beneficial owner of 4,895,772 shares of Class A Common Stock beneficially owned by its subsidiaries, BlackRock Life Limited, BlackRock International Limited, BlackRock Advisors, LLC, Aperio Group, LLC, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors, BlackRock Asset Management North Asia Limited, BlackRock (Singapore) Limited and BlackRock Fund Managers Ltd, with the sole power to vote or direct the vote over 4,615,892 shares of Class A Common Stock and sole dispositive power over 4,895,772 shares of Class A Common Stock. BlackRock's address is 55 East 52nd Street, New York, New York 10055.
20. According to a Schedule 13G filed on February 11, 2022, Barrow Hanley Global Investors ("Barrow Hanley") is the beneficial owner of 4,504,976 shares of Class A Common Stock with the sole power to vote or direct the vote over 3,142,553 shares of Class A Common stock, shared power to vote or direct the vote over 1,362,423 shares of Class A Common Stock and sole dispositive power over 4,504,976 shares of Class A Common Stock. The address for Barrow Hanley is 2200 Ross Avenue, 31st Floor, Dallas, Texas 75201-2761.
21. According to a Schedule 13G/A filed on January 18, 2022, JPMorgan Chase & Co. may be deemed the beneficial owner of 3,811,698 shares of Class A Common Stock beneficially owned by its subsidiaries, J.P. Morgan Trust Company of Delaware, J.P. Morgan Securities LLC, JPMorgan Chase Bank, National Association, JPMorgan Asset Management (UK) Limited, J.P.Morgan (Suisse) SA,



J.P. Morgan Investment Management Inc., and J.P. Morgan Private Investments Inc., with the sole power to vote or direct the vote over 3,651,616 shares of Class A Common Stock, shared power to vote or to direct the vote 42,627 shares of Class A Common Stock, sole dispositive power over 3,770,563 shares of Class A Common Stock and shared power to dispose or to direct the disposition of 40,670 shares of Class A Common Stock. JPMorgan Chase & Co.'s address is 383 Madison Avenue, New York, NY 10179.

22. Includes RSUs vested, as of the Record Date or within 60 days thereafter representing 48,044 shares of Class A Common Stock. Does not include (i) 148,583.73 unvested performance-based stock awards, a portion of which are subject to upward or downward adjustment, (ii) 359,723.04 unvested RSUs, (iii) 56,409 unvested and forfeited RSUs and 5,337 unvested and forfeited PRSUs and (iv) 485,348.68 vested RSUs (the underlying shares of our Class A Common Stock for these RSUs will not be delivered to Mr. R. Lauren until his separation of service from the Company or if earlier, upon a change in control), granted under the 1997 Stock Incentive Plan.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires our directors and executive officers to file initial reports of ownership and reports of changes in ownership of our Class A Common Stock with the SEC and to provide copies of these reports to us. These filing requirements also apply to certain beneficial owners of more than 10% of our Class A Common Stock. To our knowledge, based solely on our review of the copies of Section 16(a) reports furnished to us during and with respect to Fiscal 2022 and on written representations from certain reporting persons, all reportable transactions during Fiscal 2022 were reported on a timely basis with the exception of transactions of an aggregate of 47 shares inadvertently acquired in purchases and 5 shares inadvertently disposed in sales by Valerie Jarrett's financial advisor for her account in 2021. The reporting person had no knowledge of such purchases and sales and, as a result, failed to report such transactions on Form 4. Ms. Jarrett filed a Form 5 on April 19, 2022 reporting the transactions.



DIRECTOR COMPENSATION

For Fiscal 2022, the compensation for non-employee directors was as follows:

Type of Compensation	Compensation Amount
Annual retainer for each non-employee director[1]	$87,500
Additional annual retainer for Lead Independent Director[1]	$50,000
Additional annual retainer for the Chair of each Board Committee[1]	• Chair of the Audit Committee: $30,000 • Chair of the Talent Committee: $30,000 • Chair of the Nominating Committee: $20,000 • Chair of the Finance Committee: $20,000
Annual retainer for member of each Board Committee[1]	• Audit Committee Member: $15,000 • Talent Committee Member: $15,000 • Nominating Committee Member: $10,000 • Finance Committee Member: $10,000
Annual equity award[2]	Target equity value of $160,000, which is delivered in the form of restricted stock units of Class A Common Stock. These restricted stock units vest on the one year anniversary of the grant.

1. The annual retainers are paid to the non-employee directors in quarterly installments in arrears.
2. The annual equity award to non-employee directors is awarded on the date of the Annual Meeting of Stockholders each year to those non-employee directors who join the Board on the date of the Meeting or have served as directors in the preceding fiscal year.

STOCK OWNERSHIP GUIDELINES

Our Board and Talent Committee believe it is important for our NEOs, key members of our senior management team, and our non-employee directors to build and maintain a long-term ownership position in the Company, to further align their financial interests with those of our stockholders, and to encourage the creation of long-term value. The Talent Committee has established stock ownership guidelines for our non-employee directors, our NEOs, and select other members of our senior management group. Further details on the guidelines for NEOs and certain members of our senior management group are provided in "Compensation Discussion and Analysis—Executive Stock Ownership Guidelines."

The current stock ownership guidelines for the non-employee directors are as follows:

- **Ownership requirement is defined as a multiple of annual cash retainer. The target for directors is set at five times the annual cash retainer.**

- **There is a hold-and-retain requirement of 50% of net equity proceeds acquired through the vesting of restricted shares and RSUs and the exercise of stock options until the stock ownership target is attained.**

- **In addition to counting shares owned outright by the director or his or her family members, unvested restricted shares and RSUs count toward the achievement of ownership targets.**



- **As of the Record Date, all non-employee directors who were covered under stock ownership guidelines prior to June 30, 2021 exceeded their Fiscal 2022 stock ownership target.**

We reimburse our non-employee directors for reasonable travel and other related expenses to attend Board and Committee meetings and for director education courses. Non-employee directors are also provided with a merchandise discount on most of our products.



DIRECTOR COMPENSATION TABLE

The following table provides information concerning the compensation of those individuals who served as our non-employee directors during Fiscal 2022. Directors who are our employees receive no compensation for their services as directors and do not serve on any Committees of the Board.

Name	Fees Earned or Paid in Cash [1] ($)	Stock Awards [2] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Angela Ahrendts	107,500	160,023	—	—	—	—	267,523
John R. Alchin	142,500	160,023	—	—	—	—	302,523
Frank A. Bennack, Jr	145,000	160,023	—	—	—	—	305,023
Linda Findley	127,500	160,023	—	—	—	—	287,523
Joel L. Fleishman[3]	47,500	—	—	—	—	—	47,500
Michael George	157,500	160,023	—	—	—	—	317,523
Valerie Jarrett	110,000	160,023	—	—	—	—	270,023
Hubert Joly	170,000	160,023	—	—	—	—	330,023
Judith A. McHale	127,500	160,023	—	—	—	—	287,523
Darren Walker	97,500	160,023	—	—	—	—	257,523

1. Reflects the amount of fees paid in arrears for Fiscal 2022 per the retainers set forth in the table above based on timing of appointments to the Board or Committees, as applicable.
2. We granted annual stock-based awards to non-employee directors on the same day as the annual stockholders meeting in the amount of $160,023, representing the aggregate grant date fair value of the annual grant, made on July 29, 2021, of 1,433 restricted stock units of the Company's Class A Common Stock, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification topic 718.
3. Mr. Fleishman departed the Board of Directors following the 2021 Annual Meeting of Stockholders but received compensation in connection with his service in the second quarter of Fiscal 2022 from June 27, 2021 to September 25, 2021.



DIRECTOR EQUITY TABLE

At the end of Fiscal 2022, each individual who served as a non-employee director during Fiscal 2022 held options to purchase shares of our Class A Common Stock, restricted shares, and/or restricted stock units of our Class A Common Stock as follows:

	Options [1]	Restricted Stock	Restricted Stock Units [3]
Angela Ahrendts	—	—	1,449.91
John R. Alchin	—	—	1,449.91
Frank A. Bennack, Jr.	—	—	1,449.91
Linda Findley	—	—	1,449.91
Joel L. Fleishman[2]	—	—	—
Michael George	—	—	1,449.91
Valerie Jarrett	—	—	1,449.91
Hubert Joly	—	—	1,449.91
Judith A. McHale	—	—	1,449.91
Darren Walker	—	—	1,449.91

1. We have not granted options to non-employee directors since April 1, 2014. All remaining outstanding options expired April 1, 2021.
2. Mr. Fleishman no longer served on the Board of Directors following the 2021 Annual Meeting of Stockholders.
3. Includes Dividend Equivalent Units that are subject to the same vesting provisions as the underlying restricted stock units and are accrued in the form of additional restricted stock units each quarter and credited to each non-employee director's holdings.



COMPENSATION DISCUSSION & ANALYSIS

NAMED EXECUTIVE OFFICERS

This Compensation Discussion and Analysis ("CD&A") explains our executive compensation programs for the following individuals, all of whom were deemed to be NEOs during Fiscal 2022.

Name	Title
Ralph Lauren	Executive Chairman and Chief Creative Officer
Patrice Louvet	President and Chief Executive Officer ("CEO")
Jane Nielsen	Chief Operating Officer and Chief Financial Officer ("COO and CFO")
David Lauren	Chief Branding and Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and President of The Ralph Lauren Corporate Foundation
Howard Smith[1]	Former Chief Commercial Officer

[1]   Mr. Smith resigned from the Company effective April 2, 2022.

The CD&A includes the following:

CD&A Section	What's included?
Executive Summary	Highlights of our executive compensation program, including Fiscal 2022 compensation decisions, how we connect pay with performance and company achievements, and an overview of our executive compensation governance practices
Stockholder Feedback and Talent Committee Response	Our stockholder engagement process and the Talent, Culture & Total Rewards Committee (the "Talent Committee") consideration of Say on Pay votes, and a preview of our Fiscal 2023 executive compensation program
Governance	Summary of the factors considered by the Talent Committee in compensation goal setting, the key participants in our executive compensation process and the role each plays in decision-making
Key Components of Executive Compensation	A description of the principal components of our executive compensation program, including pay mix and specific details regarding decisions made within each element
All Other Compensation, Executive Stock Ownership Guidelines, and Related Considerations	A summary of employee benefits and perquisites, Fiscal 2022 stock ownership guidelines, and other related compensation considerations

EXECUTIVE SUMMARY

Fiscal 2022 Performance Highlights

Our ambition is for Ralph Lauren Corporation to become the world's leading lifestyle company, consistently bringing to life our Purpose of "Inspiring the dream of a better life, through authenticity and timeless style" and creating competitive sustained value for all our stakeholders (employees, consumers, investors, partners/suppliers and communities we live and operate in). Fiscal 2022 was a pivotal year with acceleration of our key strategic initiatives while managing through a still volatile global environment. When we started Fiscal 2022 in March 2021, the world still faced uncertainty with regard to the effects the COVID-19 pandemic would continue to have on the retail business and the year included tumultuous events with macro-economic challenges, supply chain disruptions, and geopolitical conflicts.



Through all of this, our iconic brand prevailed and we emerged stronger with our key financial results significantly beating our expectations set at the beginning of the year as well as consensus estimates. This was a result of our team's exceptional execution as well as last year's strategic realignment to fundamentally reposition our business for success post-pandemic, as we executed on our strategic priorities to elevate our brand and set ourselves up for long-term sustainable growth and value creation through key city ecosystem expansion, recruiting new high-value consumers and developing high-potential product categories.

Results of our strategic plan included:

- **Winning Over a New Generation of Consumers**

  - Invested strategically in innovative, digitally-amplified global brand-building campaigns, including our sponsorships of Team USA in the Summer and Winter Olympics, Wimbledon, the U.S. Open and Australian Open; Ralph Lauren Winter Escape on Roblox; and our launch as the official outfitter of G2 Esports

  - Marketing investments increased to approximately 7% of total revenues in Fiscal 2022, up from 6% last year, to support our brand elevation and drive consumer engagement, resulting in accelerated growth in global brand awareness and purchase intent

- **Energizing Core Products and Accelerating Under-Developed Categories**

  - Delivered compelling product assortments, successfully capturing the consumer's interest in post-pandemic dressing, blending casual comfort with elevated looks — both core to the Ralph Lauren brand. Continued momentum in both core and high-potential categories, led by our outerwear, denim, footwear and home

  - Drove further brand elevation with average unit retail ("AUR") growth of 15% across our direct-to-consumer network for full year Fiscal 2022, on top of a 26% increase in Fiscal 2021

- **Driving Targeted Expansion in Our Regions and Channels**

  - Delivered double-digit growth across all geographies, despite continued disruptions related to COVID-19 and the global supply chain throughout the fiscal year

  - All regions exceeded expectations led by North America, where our Next Great Chapter distribution reset is largely complete

- **Leading with Digital**

  - Strong momentum in global digital revenue across both owned and wholesale digital channels and across all geographies in Fiscal 2022 driven by Connected Retail, new product initiatives and the launch of our full-catalog Ralph Lauren mobile app, with owned Ralph Lauren digital sales increasing more than 30% to the prior year and total digital ecosystem sales up more than 40%

  - Operating margins in our owned digital business were consistent with the prior year and expanded more than 900 basis points to Fiscal 2020 pre-pandemic levels. Digital margins were accretive to total Company margin rate as well as accretive within each reported region

- **Operating with Discipline to Fuel Growth**

  - Fiscal 2022 adjusted operating profit margin expanded 860 basis points to last year to 13.4%, with gross margin expansion and operating expense leverage on stronger revenues despite significantly increased marketing investments. Adjusted operating profit dollars increased 294% to last year and 32% to Fiscal 2020

  - Adjusted gross margin expanded 80 basis points driven by strong double-digit AUR growth and elevated product mix more than offsetting higher freight costs as we continue to successfully mitigate a dynamic inflationary environment

  - Continued progress on our citizenship and sustainability journey including the groundbreaking launch of our first product using Clarus, a first-to-market patented technology using high-performance recycled cotton developed by our partner, Natural Fiber Welding; our commitment to achieve net zero greenhouse gas emissions by 2040 as part of our 2021 Global Citizenship & Sustainability Report, along with establishing new targets around circularity and diversity and inclusion



– Completed the sale of Club Monaco and the transition of our Chaps brand to a licensed business in Fiscal 2022, enabling our teams to focus our resources on our core brands as part of our Next Great Chapter elevation strategy

Aligned with our strategic plan and based on the feedback received from our stockholders in Fiscal 2021, review and discussion with management and our independent consultants, and the Talent Committee, we returned to including traditional financial measures in both our short- and long-term incentive compensation plans in Fiscal 2022 as we began to emerge from the COVID-19 pandemic.

- Our financial results for Fiscal 2022 significantly exceeded our expectations for key financial metrics included in our short-term plan resulting in maximum payouts:

  – Revenue was $6,218.5 million, or 112% of target, $1,817.7 million greater than Fiscal 2021 results of $4,400.8 million and exceeding pre-pandemic Fiscal 2020 results of $6,159.8 million.

  – Adjusted operating profit margin was 13.4%, or 119% of target, greater than Fiscal 2021 results of 4.8% and greater than Fiscal 2020 results of 10.3%.

  – Resumed returns to stockholders in the form of our quarterly dividend and share repurchases following the peak of the COVID-19 pandemic. Our Board of Directors approved an additional $1.5 billion share repurchase program and announced an increase in the dividend.

  – Increased revenue and adjusted operating profit margin resulted in a 294% increase in adjusted operating income and 393% increase in adjusted earnings per share. Compared to Fiscal 2020 levels, adjusted operating income increased 32% while adjusted earnings per share increased 28%.

- We introduced environmental, social, and governance ("ESG") metrics in the form of a scorecard as our strategic goal modifier to our Fiscal 2022 short-term incentive plan to support our commitment to create positive social and environmental impacts across our Company, our

industry and society. We met or exceeded all targets set in the beginning of Fiscal 2022.

- We outperformed our comparator group of companies with regard to one-year Total Shareholder Return ("TSR"). However, results for the Performance Share Units ("PSUs") based on three-year TSR for Fiscal 2020-2022 were below median relative to our TSR comparator group of companies resulting in below target payouts.

- For the past several years, our Company has exerted significant efforts in our Employee Value Proposition ("EVP") positioning ourselves as a best place to work and a company of choice supporting our culture of inclusion and employee well-being enabling us to recruit and retain top talent. The safety and well-being of our employees continues to be our priority as we put hybrid ways of working into practice with flexible work arrangements as part of our new ways of working and launched THRIVE, a global wellness program to support our employees' goals for social, physical, emotional and financial well-being. As a result of our efforts, our Company's Fiscal 2022 recognition achievements and distinctions include being named to:

  – **Forbes**: World's Best Employers, The Best Employers for Diversity, Best Employers for Women, America's Best Employers

  – **Human Rights Campaign**: Best Place to Work for LGBTQ Equality for the third consecutive year

  – **Disability Equality Index**: Best Place to Work for Disability Inclusion

  – **Parity.org**: Best Companies for Women to Advance

  – **Barron's**: Top 100 Most Sustainable Company for the second year in a row

  – **Newsweek**: Americas Most Trusted Companies 2022

- In 2021 and 2022, we were the Official Outfitter of Team USA in the Summer and Winter Olympic games with apparel reimagined for a more sustainable future as we celebrated the Olympic spirit with fans globally. Amplified across key platforms, these events drove brand awareness and brand value on a global scale.



- We progressed on our responsibility to make an impact in our communities and our planet through The Ralph Lauren Corporate Foundation as we:

  – Announced the launch of the U.S. Regenerative Cotton Fund in partnership with the Soil Health Institute to support long-term, sustainable cotton production in the U.S.

- Pledged $2 million donation in scholarships for students at Historically Black Colleges and Universities with a commitment to match employee donations to these or other eligible organizations supporting racial equity.

- Supported Ukraine relief efforts.

Total Shareholder Return ("TSR") Performance

Our TSR for recent periods, relative to our Fiscal 2022 compensation comparator group detailed on page 79 and the S&P 500, is set forth below. TSR is based on stock price appreciation, plus dividends reinvested, with starting and ending share prices based on average closing stock prices for the 20 trading days ending immediately prior to the beginning and end of the performance period. Results are varied with the Company outperforming our compensation comparator group for the one- and five-year periods ended Fiscal 2022 but behind the comparator group in the three-year period and behind the S&P 500 Index for the one-, three-, and five-year periods ended Fiscal 2022.



Returned Cash to Stockholders

Balancing investments in our core business with returning cash to stockholders is an important part of our long-term strategy. Our long-term capital priorities include:

1. Investing in our business, particularly in key strategic areas across digital, marketing, global store expansion and new capabilities

2. Using excess free cash flow to return capital to stockholders in the form of our quarterly cash dividend and share repurchases

3. Considering strategic mergers and acquisitions dependent on the ability to deliver long-term value

With regard to returning cash to stockholders, beginning in the first quarter of Fiscal 2022, we reinstated our regular quarterly cash dividend of



$0.6875 per share resulting in an annual dividend of $2.75 per share, in-line with pre-pandemic levels. We resumed our share repurchase program in the second half of Fiscal 2022 with 3.7 million shares of Class A repurchased. In February 2022, the Board of Directors authorized an additional new $1.5 billion stock repurchase program.

In May 2022, we announced that we will be increasing the quarterly cash dividend to $0.75 per share resulting in an annual dividend of $3.00 per share.

Compensation Program Philosophy & Objectives

Our employees are at the center of everything we do. The goal of our competitive executive compensation program is to attract, inspire and reward passionate, talented and creative employees who are dedicated to our Purpose of "Inspiring the dream of a better life, through authenticity and timeless style." Our compensation programs are designed to reward sustained business growth and results and are intended to drive stockholder value through the following principles:

- **Strong pay-for-performance alignment by rewarding progress on our highest priority strategic and financial goals, balancing the interests of our five stakeholder groups: Our Employees, Our Customers, Our Stockholders, Our Partners/Suppliers, and Our Communities.**

- **Achieve competitive compensation practices and levels on total compensation and for each compensation element.**

- **Strike the right balance of variable and fixed pay by awarding a meaningful portion of compensation in variable rather than fixed pay, with a significant portion in the form of long-term equity awards.**

- **Maintain globally consistent bonus and stock targets to support movement of talent and internal pay equity.**

- **Reward and motivate top talent, including high performers and those with high potential.**

- **Inspire creativity and collaboration ("one team", "one strategy").**

- **Design a simple, consistent, and transparent plan.**

How We Connected Pay to Performance for Fiscal 2022

Based on the feedback from our stockholders we received in Fiscal 2021, and aligned with our strategic priorities with review and discussion from our management team and outside consultants, and as determined by the Talent Committee, we changed the design of our performance-based compensation plans in Fiscal 2022 and returned to utilizing financial measures in both our short- and long-term incentive

compensation plans to align with our strategic priorities and our desire to return to sustainable revenue and earnings growth as we began to emerge from the COVID-19 pandemic. Given our strategic focus on ESG, we also introduced ESG metrics in our short-term incentive plan as the strategic goal modifier whereby the short-term incentive payout can be adjusted up or down 5% or 10% of payout based on metrics tied to the Company based on progress on key performance indicators ("KPIs"), comprised of sustainability and citizenship goals.



Fiscal 2022 Payout of Short-Term Annual Incentive Bonus: Executive Officer Annual Incentive Plan ("EOAIP")

In Fiscal 2022, we delivered better than expected financial results resulting in maximum payouts in our short-term incentive plan.



75%

Total Company Operating Profit Margin
- Target: 11.3%
- Actual results: 13.4%
- Performance Results as a % of Target: 119%

25%

Total Company Revenue
- Target: $5,544.0 million
- Actual results: $6,218.5 million
- Performance Results as a % of Target: 112%

Amount Paid as a % of Target

200% for all NEOs

The strategic goal modifier can adjust the bonus payout up 5% or 10% if goals are exceeded or down 5% or 10% if goals are not achieved. For our strategic modifier goal, the Talent Committee reviewed the progress against KPI goals set for each ESG metric and determined that overall, our strategic goal was slightly above target, as six KPIs met the target goal and four KPIs exceeded the target goal. After considering the maximum bonus payout of 200% prior to the strategic goal modifier, the Talent Committee determined that, despite exceeding the strategic goal target, no adjustment, either up or down, would be made to the bonus payout. Details of the strategic goal modifier can be found under "Key Components of Executive Compensation: Annual Cash Incentive Awards – Fiscal 2022".

Fiscal 2022 Long-Term Equity-Based Incentives Program Design

We returned to including financial metrics in our program design in the Fiscal 2022 long-term equity-based incentives granted to support the Company's strategy to return to sustainable earnings growth. The Fiscal 2022 long-term equity-based incentive awards are summarized below.

Fiscal 2022 Awards Granted	Performance Measure	Performance Period
PSUs – Operating Profit Margin[1,3]	Adjusted Operating Profit Margin	Fiscal 2022 – Fiscal 2024
PSUs – Relative TSR[1]	Relative TSR	Fiscal 2022 – Fiscal 2024
Restricted Stock Units ("RSUs")[2]	N/A Time-based	N/A Three-year pro-rata vesting

1. Represents 50% of annual equity award for Mr. R. Lauren and 25% of annual equity award for the other NEOs for each respective fiscal year of the performance period.
2. Represents 50% of annual equity award for NEOs except for Mr. R. Lauren.
3. Metric was also utilized as part of the one-time stock award granted June 2021 for Ms. Nielsen and Mr. Smith per the terms of their respective employment agreements.



Fiscal 2022 Payouts of Long-Term Equity-Based Incentives Program

Although we delivered strong TSR results in Fiscal 2022 relative to our comparator group of companies, our three-year TSR results for Fiscal 2020 – 2022, which was the primary metric in our long-term program, was below median compared to our comparator group of companies, resulting in lower than target payouts for our Fiscal 2020 PSUs.

The Fiscal 2020 awards that vested in May 2022 are summarized below.

LTI Award	Performance Measure	Weight	Performance Results as a % of Target	Total Amount Paid as a % of Target
Fiscal 2020 PSUs-ROIC [1,3]	Fiscal 2020 Return on Invested Capital ("ROIC")	One-third	100%	
	Fiscal 2020-2022 Relative TSR	Two-thirds	75%	83%
Fiscal 2020 PSUs-TSR [1,3]	Fiscal 2020-2022 Relative TSR	100%	75%	75%
Fiscal 2020 PSUs-EPS [2,3]	Fiscal 2020 adjusted EPS	One-third	100%	
	Fiscal 2020-2022 Relative TSR	Two-thirds	75%	83%

1   Represents 50% of annual equity award for Mr. R. Lauren and 25% of annual equity award for the other NEOs for each respective fiscal year.
2   These shares were part of a special one-time award for Ms. Nielsen and Mr. Smith in conjunction with their respective promotions in Fiscal 2020 and per the terms of their respective employment agreements.
3   Mr. Smith resigned prior to the vesting of these awards and thus forfeited these awards per the terms of the awards.



Overview of Executive Compensation Governance Practices

We seek to maintain high standards with respect to the governance of our executive compensation programs. Key features of our compensation policies and practices that aim to drive performance and align with stockholder interests are highlighted below.

Our Compensation Practices (What we do)

☑ **At-Risk Compensation:** Our incentive-based compensation represents a significant portion of our executives' compensation (90% or more for both our Executive Chairman and Chief Creative Officer and our President and CEO).

☑ **Annual Review:** We conduct an annual review of our executive compensation program to ensure it rewards executives for performance against clear metrics that align with our Next Great Chapter Strategic Plan and stockholder interests, retains top talent, and discourages unnecessary risk taking by our executives.

☑ **Stock Ownership Guidelines:** We require our NEOs and other select members of our senior management to own a meaningful amount of our Common Stock, worth one to six times their base salary, depending on their positions.

☑ **Regular Review of Programs with Top Institutional Investors:** We annually review our compensation programs with our top institutional investors for their feedback and consideration.

☑ **Double Trigger Vesting:** We provide for double-trigger vesting following a change-in-control for equity awards for all participants in our long-term incentive plan.

☑ **Regular Review of Share Utilization:** We regularly evaluate share utilization levels and review the dilutive impact of stock compensation.

☑ **Clawback Policy:** Our NEOs are subject to a robust recoupment policy in the event the Company is required to restate its financial statements, providing the right to recoup granted, earned, and vested awards with a look-back period.

☑ **Independent Consultant:** We work with an independent compensation consultant retained by the Talent Committee.

☑ **Fixed Share Authorization:** Our long-term incentive plan does not provide for an evergreen feature that would automatically replenish the shares for issuance.

☑ **Independent Talent Committee:** Our Talent Committee is composed solely of independent directors

☑ **Caps on Incentive Payouts:** We have caps on maximum payouts under our short-term and long-term incentive plans.

Our Prohibited Compensation Practices (What we don't do)

☒ **No Guaranteed Increases:** We do not guarantee salary increases or annual incentives for our NEOs.

☒ **No Repricing Without Stockholder Approval:** We do not reprice or exchange for cash underwater stock options without stockholder approval.

☒ **No Hedging or Pledging:** We prohibit the hedging or pledging of the Company's stock by directors, officers, or other employees of the Company.

☒ **No Discount Grants:** We do not provide for grants of any equity below fair market value.

☒ **No Excise Tax Gross ups:** We do not provide any tax gross ups under our long-term incentive plan.



STOCKHOLDER FEEDBACK AND THE TALENT COMMITTEE RESPONSE

Say on Pay Advisory Vote

In making executive compensation decisions during Fiscal 2022, the Talent Committee considered the results of the non-binding, advisory proposal on our executive compensation philosophy, policies, and practices ("Say on Pay") as set forth in our 2021 Proxy Statement. At our 2021 Annual Meeting of Stockholders, we received 97% stockholder support for our executive compensation program.

Stockholder Outreach

We are committed to ongoing stockholder outreach efforts as the input from our stockholders is an important driver of our corporate governance and compensation practices. We actively seek to engage with our stockholders to ensure that we are responsive to their views and priorities in shaping our compensation plan designs and adopting best practices. The Talent Committee receives an annual report on engagement with our stockholders and the Board receives regular investor feedback from our various analyst meetings.

In Fiscal 2022, subsequent to the 2021 Annual Meeting of Stockholders, we invited approximately 20 of our top stockholders to discuss our compensation and governance practices. Our Lead Independent Director was available to attend our stockholder outreach meetings upon request. The focus of these investor-led calls were to:

- *Share our Employee Value Proposition ("EVP")* – The ability to recruit, grow and retain our teams is critical to the success of our Company. Recent accomplishments to position ourselves as a company of choice and best place to work include:

  - Attending to the physical and mental wellness of our employees by providing flexible work arrangements and launched THRIVE in February 2022, a global wellness program.

  - Increasing representation of underrepresented groups in our global leadership team

  - Receiving numerous awards in 2021 and 2022 as a best place to work.

- *Give an update on our diversity, citizenship and sustainability efforts*

  - We are committed to the goal that our employee race and ethnicity mix reflects the population make-up of the communities we serve from the Board to our leadership team and across the entire company. Our Global Leadership Team ("GLT") represents approximately 160 of our top leaders. People of color as a percentage of our GLT has progressively increased each year, from 12% in Fiscal 2020 to 13% in Fiscal 2021 and is currently 17%, meeting our Fiscal 2022 goal. We are on target to achieving and surpassing our GLT people of color goal of 20% by end of Fiscal 2023.

  - We continued to make progress in the area of sustainable materials sourcing with 33% of our units meeting our sustainable material criteria.

  - In the areas of carbon and energy, we announced a new goal in 2021 as part of our climate strategy, which looks to achieve net zero emissions across our value chain by 2040.

  - In the area of Human Rights and citizenship, we are focused on worker well-being, committing to increasing women in supervisory roles by 25% in our factories and have a robust 360 degree wage management program in place to ensure equitable and fair practices and policies exist within any vendor or supplier that touches our brand.

- *Review our compensation programs and the changes we made as we began to emerge from the COVID-19 pandemic*

  - Based on the feedback received from our stockholders in Fiscal 2021, and aligned with our strategic priorities and based on review and discussion with management and our independent consultants, and the Talent Committee, we returned to including traditional financial measures in both our short- and long-term incentive compensation plans in Fiscal 2022 and also included ESG metrics as a strategic goal modifier in the short-term plan. We included revenue and adjusted operating profit margin in the short-term plan and three-year cumulative adjusted operating profit margin in the long term plan as well as three-year relative TSR compared to our comparator group of companies. These financial metrics were selected with the purpose of driving sustainable long-term growth and value creation. During our investor conversations, we received positive feedback for our reinstatement of financial metrics in place of the non-financial metrics we utilized during the COVID-19 pandemic in Fiscal 2021. The investors generally responded positively to our new ESG scorecard which supports our focus on diversity, sustainability and citizenship. ESG is increasingly embedded in our Company's culture, value and strategy.

- *Discuss Board Evolution*

  - In Fiscal 2018, we performed a formal assessment of the Board by an independent third party and strengthened our governance practices. We rotated Committee members and Committee Chairs, established a 5-year term limit for Committee Chairs, established a formal annual evaluation of each director and engaged directly with each Board member to assess skill sets, experiences and diversity before he or she stands for election at the Annual Meeting.

  - In August 2020, Ms. Linda Findley joined the Talent Committee adding international retail and digital experience, as well as gender diversity, to this Committee.

  - In Fiscal 2021, we performed another formal Board assessment by an independent third party, which we generally perform every two years, to continue to review our Board effectiveness and Board refreshment initiatives. In Fiscal 2021, this resulted in the departure of

two long-tenured directors and the election of two new diverse director candidates, Darren Walker and Valerie Jarrett. Mr. Walker, currently President of the Ford Foundation, brings international legal, finance and philanthropy experiences to our Board and Valerie Jarrett, currently Chief Executive Officer of The Barack Obama Foundation, brings experience from both the public and private sectors as well as civic leadership experience, recently serving as Senior Advisor to President Barack Obama.

- In Fiscal 2022, Mr. Joel Fleishman did not stand for election after his term expired.

- The result of these changes has been Board refreshment that has lowered the average tenure on our Board, lowered the average director age, and increased the gender and ethnic diversity of our Board.

- In Fiscal 2022, we refreshed the Board's Lead Independent Director and appointed Mr. Hubert Joly, former Chairman and CEO of Best Buy and Chair of our Finance Committee in this role to replace Mr. Frank Bennack who continues to serve on our Board.

- In May 2019, the Nominating & Governance Committee was renamed the Nominating, Governance, Citizenship & Sustainability Committee, and its duties expanded to oversee and provide guidance with respect to the Company's ESG framework.

- In January 2022, the former Compensation and Organizational Development Committee was renamed the Talent, Culture & Total Rewards Committee to reflect its expanded role as it relates to company culture, talent and succession planning.

Looking Forward to Fiscal 2023

Based on feedback received from our stockholders in Fiscal 2022, the Talent Committee, in conjunction with management and its third-party independent compensation consultant, reviewed and approved changes to the design of the Fiscal 2023 compensation programs to align with our strategic priorities to elevate our brand and set ourselves up for long-term sustainable growth and value creation.

For our Fiscal 2023 short-term incentive plan, in addition to the financial metrics of total Company revenue and total Company adjusted operating profit margin, we will also include division home revenue and a digital value chain metric in order to bring focus to certain critical strategy priorities. We will continue to use ESG metrics in the form of a scorecard as the strategic goal modifier with KPIs tied to the Company making progress on key sustainability and citizenship goals, including climate, water and diversity.



The financial measures used in our Fiscal 2023 long-term equity PSU program will be based on three-year ROIC and three-year relative TSR for Fiscal 2023-2025. The change from adjusted operating profit margin to ROIC was made to provide a clear link to value creation for stockholders over time, reward management for successful decisions on capital allocation and investments and to differentiate the measures in the bonus and equity programs to avoid overlap. The comparator group used for relative TSR will be unchanged from the comparator group used in Fiscal 2022 since we believe it remains appropriate.

EXECUTIVE COMPENSATION GOVERNANCE

Compensation Goal Setting

We are a high performing organization and we strive to set challenging goals for our short-term and long-term incentive compensation. The financial goals set for our Fiscal 2022 executive compensation plans were aligned with and supported our multi-year Next Great Chapter Strategic Plan as we continued to focus on winning over a new generation of customers, energizing core products and accelerating under-developed categories, driving targeted expansion in our regions and channels, leading with digital, and operating with discipline to fuel growth. Our senior management establishes overall parameters for growth and profitability after assessing our business opportunities and risks given the global consumer and retail landscape. The Next Great Chapter Strategic Plan is further refined to reflect input from our business units. The Finance Committee reviews progress against the Next Great Chapter Strategic Plan at several points throughout the fiscal year, including review of KPIs, and recommends the proposed annual and multi-year Next Great Chapter Strategic Plan to the Board of Directors for approval once the Finance Committee determines the plan to be in the best interests of the Company. Our Board of Directors oversees the strategic planning process and approves the final plan, ensuring that the assumptions are thoroughly reviewed. The Next Great Chapter Strategic Plan is subject to further review and approval by the Finance Committee of the Board.

Our incentive plan targets are set at levels that align with the approved Next Great Chapter Strategic Plan and the financial guidance we provide to investors. At the time the financial goals are established, the Talent Committee, in consultation with its third-party independent compensation consultant, considers a variety of qualitative and quantitative factors, including the financial impact of incentive payouts above and below target before establishing minimum and maximum financial goals and the corresponding payout levels for incentives.

Determination of Compensation for Executives

- **Market Data.** We organize our business into the following three reportable segments: North America, Europe, and Asia. Our primary products include apparel for men, women and children, footwear, accessories, home furnishings, fragrance, and hospitality. As a result, we believe our product breadth, multichannel distribution, and global reach are unique among luxury and apparel companies.

  Accordingly, while the Talent Committee considers, among other things, competitive market compensation paid by other companies in our industry in establishing compensation programs, the Talent Committee does not set executive compensation at, or near, any particular target percentile within a peer group. Instead, the Talent Committee considers compensation market data across multiple comparator groups in setting our executive compensation levels.

- **Other Considerations.** In addition to market data, the Talent Committee considers several other factors in determining executive compensation levels, including internal pay equity, nature and scope of responsibility, individual employee's current performance and expected future contributions, succession planning considerations relative to development and retention, and our performance, financial plans, and budget. In order to succeed in the execution of our Next Great Chapter Strategic Plan, we will require the ability to attract and retain high level executive talent.

Role of the Talent, Culture & Total Rewards Committee

In January 2022, the former Compensation and Organizational Development Committee was renamed the Talent, Culture & Total Rewards Committee (the "Talent Committee") to reflect its expanded role as it relates to company culture, talent and succession



planning. In addition to its responsibilities to, among other things, review and administer our compensation plans and to maintain oversight of the development of succession plans for certain key executive positions within our senior management, the Talent Committee oversees the Company's strategies and programs for talent development and retention, diversity, equity and inclusion, employee engagement and other human capital management strategies and initiatives.

The Talent Committee is also responsible for reviewing and approving employment agreements, as applicable, for each of our NEOs, which include their salary, bonus, and certain other compensation components. In determining the long-term incentive component of the compensation for each of our NEOs pursuant to each of their employment agreements, as applicable, the Talent Committee considered, among such other factors as it deemed relevant, our performance, long-term stockholder returns, the value of similar incentive awards to executive officers at comparable companies and the awards given to each of our NEOs in prior years. As noted above under "Executive Compensation Governance – Determination of Compensation for Executives – Market Data," while the Talent Committee considers market information, the Talent Committee believes that considerations unique to our Company have a greater impact in setting executive compensation. On an annual basis, the Talent Committee also reviews and approves the corporate performance goals and objectives relevant to the compensation payable to our NEOs. Subject to previously approved applicable obligations in an employment agreement, the Talent Committee also reviews and approves, on an annual basis, the compensation of key members of our senior management, and reviews and approves the corporate performance goals and objectives relevant to the compensation payable to each of them. In addition, the Talent Committee regularly reviews the design and structure of our executive compensation programs to ensure that management's interests are closely aligned with stockholders' interests and that the compensation programs are designed to further our strategic priorities, including ESG and our fair treatment and diversity and inclusion efforts.

The Talent Committee is also responsible for gathering and reviewing data, and making recommendations to

the Nominating Committee, regarding the appropriate level of non-employee director compensation. The Nominating Committee then recommends non-employee director compensation to the Board.

Role of the Compensation Consultants

We engage compensation consultants to assist in reviewing our overall compensation strategy and total compensation package and to provide input on the competitive market for executive talent, evolving executive and director compensation market practices, program design and regulatory compliance. The Talent Committee retains an independent outside compensation consulting firm, Korn Ferry, to provide guidance in connection with the development and evaluation of compensation philosophy, policies and practices and significant executive compensation decisions. The Talent Committee has the sole authority to retain and terminate the independent compensation consulting firm and approve the firm's fees and other retention terms.

In Fiscal 2022, the Talent Committee engaged Korn Ferry to provide independent advisory services. The Talent Committee meets with Korn Ferry regularly and as needed, in the Talent Committee's sole discretion, and the consultant assists the Talent Committee by:

- attending Talent Committee meetings;

- meeting with the Talent Committee without management present;

- providing third-party data, advice and expertise on proposed executive compensation and awards and plan designs;

- reviewing briefing materials prepared by management and outside advisers and advising the Talent Committee on the matters included in these materials, including the consistency of proposals with the Talent Committee's compensation philosophy and comparisons to programs at other companies;

- preparing its own analysis of compensation matters, including positioning of programs in the competitive market and the design of plans consistent with the Talent Committee's compensation philosophy; and



- advising the Talent Committee on compensation decisions based on the unique circumstances in Fiscal 2022.

Korn Ferry also provides other services to Ralph Lauren Corporation which must be approved by the Talent Committee. Fees for these other corporate services collected during Fiscal 2022 were $1.16 million which included fees collected related to the employee engagement survey, digital services, leadership and talent consulting services and change management advisory services. The Talent Committee has made an assessment under the factors set forth in the NYSE rules

and concluded that Korn Ferry is independent and that the firm's work for the Talent Committee does not raise any conflicts of interest. In making this assessment, the Committee considered the other services that Korn Ferry provides to management and other Korn Ferry policies and processes in place.

Management continued to retain the services of Compensation Advisory Partners, LLC ("CAP"), as its compensation consultant. CAP's role is to assist management in the development and analysis of executive compensation matters.

Factors in Determining Compensation for Executives

Determining Compensation for Mr. R. Lauren, our Executive Chairman and Chief Creative Officer. The Talent Committee, in consultation with its independent compensation consultant and independent outside counsel, determined the compensation structure under Mr. R. Lauren's employment agreement amended as of June 16, 2021, to extend its term by an additional five years. The key terms of Mr. R. Lauren's employment agreement, except for the extended term, are identical to his previous agreement effective as of the beginning of Fiscal 2018. Mr. R. Lauren serves as both Chief Creative Officer and Executive Chairman. These factors were considered when setting Mr. R. Lauren's compensation opportunity during Fiscal 2022 and the terms set forth in his employment agreement. Mr. R Lauren's role is unique and critical, and his compensation package is based on several factors including:

Chief Creative Officer

As the chief designer, Mr. R. Lauren's compensation package is also based on the Company's review of the compensation of other Chief Creative Officers. The Talent Committee believes that Mr. R. Lauren's leadership, aesthetic vision, direction and the public's association of his name and likeness with our branded products are unparalleled and integral components of our success, and that his contributions to our longstanding, consistent achievement over five decades have been, and continue to be, instrumental in creating long-term stockholder value.

Executive Chairman

As Executive Chairman of the Board, Mr. R. Lauren works with the CEO to set overall vision, strategy, financial objectives, and investment priorities for the business. Mr. R. Lauren also continues to coach and mentor our design team and provide guidance in areas that are important to the Company, including growth in new business categories, creative talent, branding, advertising, and marketing.

Strategic Vision

Mr. R. Lauren not only drives the vision and strategy of a unique, complex, global organization with distribution channels in multiple product categories and countries, but he is also the founder, creator and name behind our brands for over 54 years and the value of the impact of his leadership to the creative talent of the organization is very significant.

Celebrated Achievements

Mr. R. Lauren's unique, critical role as Chief Creative Officer brings to us his extraordinary and rare talent that is unrivaled by others in our industry. His career has resulted in numerous tributes for his contributions to the fashion industry, including the Council of Fashion Designers of America's four highest honors:
- **Lifetime Achievement Award;**
- **Womenswear Designer of the Year Award;**
- **Menswear Designer of the Year Award; and**
- **Retailer of the Year Award.**



Determining Compensation for Mr. Louvet, our President and Chief Executive Officer. Effective August 1, 2021, Mr. Louvet received an increase to his annual base salary, annual stock award value and maximum bonus payout (from 150% to 200% of target). This is the first increase to his compensation since his hire date in 2017. In determining the compensation for Mr. Louvet, the Talent Committee, in consultation with its independent compensation consultant considered, among other things, Mr. Louvet's strong global brand leadership as he successfully navigated the Company through the challenges of the COVID-19 pandemic and a volatile macroeconomic environment, strategic corporate realignment initiatives, and successfully delivered on the Company's Next Great Chapter Strategic Plan. Under Mr. Louvet's leadership, the Company's Fiscal 2022 revenue and adjusted operating profit exceeded pre-pandemic levels.

Determining Compensation for our Other NEOs. Effective August 1, 2021, Ms. Nielsen received an increase to her annual stock award value and Mr. D. Lauren received an increase to his annual base salary and annual stock award value. Ms. Nielsen received her last increase on March 31, 2019 and in determining her compensation, the Talent Committee considered her strong support during the COVID-19 pandemic as the Company returned to profitable growth in a volatile macroeconomic environment. Mr. D. Lauren received his last increase on April 6, 2015 and in determining his compensation the Talent Committee considered Mr. D. Lauren's increased scope of responsibilities as he assumed responsibility for branding. In determining the compensation of these NEOs, the Talent Committee also considered the impact and leadership structure required to support the ongoing global transformation and long-term growth of our business in an increasingly complex global environment.

Employment Agreements

All our NEOs have employment agreements other than Mr. D. Lauren. Employment agreements for our NEOs were reviewed and approved by the Talent Committee, in consultation with its independent compensation consultant and the Talent Committee's independently retained legal advisors when requested and reviewed and approved with Mr. R. Lauren and Mr. Louvet or his predecessor with respect to our other NEOs. The terms of Mr. D. Lauren's compensation arrangement were determined based on his role in the organization and were also reviewed and approved by the Talent Committee.

The guidelines for salary, bonus, and certain other compensation components for each NEO with an employment agreement are set forth in his or her respective employment agreement. The agreements also provide for certain benefits, including those in the event of various termination or change in control situations. We believe that providing for certain benefits in change in control situations enhances the value of the business by preserving the continuity of management during these potential situations and by focusing our senior executives on our long-term priorities.

See "Executive Employment Agreements and Compensatory Arrangements," "Summary Compensation Table" and "Potential Payments Upon Termination or Change in Control" below for a more detailed description of the payments and benefits provided under each NEO's employment agreement and other compensatory arrangements.



KEY COMPONENTS OF EXECUTIVE COMPENSATION

The principal elements of our senior executive compensation programs are summarized in the following table and described in more detail below.

Compensation Element	Performance-Based	Fiscal 2022 Objective
Base Salary		Provide a competitive, fixed level of cash compensation to attract and retain talented and skilled employees.
Annual Cash Incentive Awards	☑	Motivate and reward employees to achieve or exceed current-year financial and other strategic goals with variable cash compensation earned based on achieving pre-established annual goals.
Long-Term Equity-Based Incentive Awards	☑	Align each employee's interest with those of our stockholders and encourage executive decision-making that maximizes value creation over the long-term with variable equity compensation earned based on achieving pre-established long-term goals and retention of key talent.



Compensation Programs Pay Mix

The charts below show the components and allocation of the variable and fixed elements that comprise the target total direct compensation for our NEOs at the end of Fiscal 2022. Total direct annual compensation represents base salary plus target bonus and target annual equity in place at the end of Fiscal 2022.

TARGET TOTAL DIRECT COMPENSATION

EXECUTIVE CHAIRMAN / CHIEF CREATIVE OFFICER

Fixed 9%
Salary 9%
Bonus 32%
Equity 59%
Variable 91%

CEO

Fixed 9%
Salary 9%
Bonus 27%
Equity 64%
Variable 91%

OTHER NEOs[1]

Fixed 21%
Salary 21%
Bonus 28%
Equity 51%
Variable 79%

1. Does not include benefits received by Mr. Smith under the Expatriate Program.



Compensation Element: Base Salary

We pay base salaries to attract and retain talented executives and to provide a fixed base of cash compensation. Base salaries for each of our NEOs are determined and approved by the Talent Committee. In general, base salaries may be reviewed periodically by the Talent Committee and are provided in each NEO's employment agreement, other than for Mr. D. Lauren, who does not have an employment agreement.

As of the end of Fiscal 2022, the annual base salaries for our NEOs were as follows:

Name / Title	Fiscal 2021 Base Salary ($)	Fiscal 2022 Base Salary ($)	% Increase
Ralph Lauren *Executive Chairman and Chief Creative Officer*	—	1,750,000	NA[1]
Patrice Louvet *CEO*	1,250,000	1,350,000	8%[2]
Jane Nielsen *COO and CFO*	1,050,000	1,050,000	0%
David Lauren *Chief Branding and Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and President of The Ralph Lauren Corporate Foundation*	850,000	950,000	12%[3]
Howard Smith *Former Chief Commercial Officer*	1,050,000	1,050,000	0%

1. Mr. R. Lauren did not receive a base salary in Fiscal 2021 as he voluntarily agreed to forgo his base salary in light of the COVID-19 pandemic.
2. Mr. Louvet's base salary was increased effective August 1, 2021.
3. Mr. D. Lauren's base salary was increased effective August 1, 2021.

Compensation Element: Short-Term Annual Cash Incentive Awards

In Fiscal 2022, all our NEOs participated in the Executive Officer Annual Incentive Plan ("EOAIP"), a stockholder-approved, short-term cash incentive bonus plan, in which the Talent Committee determines the eligible EOAIP participants from among our executive officers. The EOAIP is designed to promote strong executive decision-making and achievement that supports the realization of significant overall Company financial goals. Key features of the EOAIP are as follows:

Payouts	Payouts are based on different levels of achievement, which include threshold, target and maximum levels, established by the Talent Committee each year.
	In Fiscal 2022, the Talent Committee determined that the following performance levels were applicable to EOAIP participants:

Threshold	The minimum level of performance that is required before the bonus plan pays out at 50% of the target level.
Target	100% achievement of financial goals and strategic goals as determined by the Committee.
Maximum	200% achievement at a superior level of performance.



Talent Committee Process and Authority	**Process:** Each year, we engage in an extensive and deliberate process to establish our performance measures and performance targets which are subject to the Talent Committee approval in consultation with its independent consultant. At the end of the fiscal year, the following approval process takes place:

- After our independent auditors issue their audit opinion for the completed fiscal year, the Talent Committee determines the extent to which, if at all, financial performance has been achieved against pre-established targets;

- Based upon the degree of achievement, the Talent Committee approves the annual cash incentive bonuses payable to each NEO under the EOAIP, as applicable; and

- The Talent Committee believes that the performance of each of our NEOs is represented by the Company's financial and other strategic performance results. Individual performance is not considered in determining their bonuses.

Authority: The Talent Committee has the authority to:

- Determine the eligible EOAIP participants from among our executive officers;

- Establish the performance goals at the beginning of the fiscal year and payout schedules, including any adjustments;

- Establish the required achievement levels against pre-determined performance goals under the EOAIP; and

- Exercise discretion to reduce or eliminate, but not increase, the bonus amounts payable under the EOAIP.

Annual Cash Incentive Awards – Fiscal 2022

As approved by the Talent Committee at the beginning of our fiscal year, the corporate performance measures selected for the short-term incentive plan were Fiscal 2022 Total Company Revenue and Total Company Operating Profit Margin. The Talent Committee believes that these measures align with stockholders' interests, promote sustainable long-term stockholder value, and are aligned to the objectives of our Next Great Chapter Strategic Plan. The Fiscal 2022 financial targets were set at a level that would require a challenging level of performance aligned to support the financial guidance set forth in the Fiscal 2022 strategic plan communicated to stockholders.

Bonus Payouts for Fiscal 2022. Each of our NEOs was eligible for a bonus in Fiscal 2022 when we reached threshold performance of the full year financial measure targets including adjustments approved by the Talent Committee at the beginning of the fiscal year.

The following table outlines our Fiscal 2022 EOAIP target goals and actual performance as measured against those goals.

Performance Period	Total Company Performance Measure	Goals ($ millions except Adjusted Operating Profit Margin %)				Actual Compensation Awarded as a % of Target
		Threshold 50%	**Target 100%**	**Maximum 200%**	**Actual results**	
Fiscal 2022	Adjusted Operating Profit Margin (75% weight)[1]	10.7%	11.3%	11.9%	**13.4%**	200% for all NEOs
	Revenue (25% weight)	$5,266.8	$5,544.0	$5,821.2	**$6,218.5**	

1   Reference Appendix B for a reconciliation of adjusted operating profit margin to most directly comparable GAAP measure.

ESG metrics were set in the form of a scorecard as the Strategic Modifier Goal. Each of the NEOs, except for Mr. R. Lauren, may have their respective bonuses adjusted upwards 5% or 10% or downwards 5% or 10% based on the achievement of previously established strategic goals, up to a maximum bonus payout of 200% of target, including strategic goal adjustment. For Fiscal 2022, ESG metrics in the form of a scorecard were selected by the Talent Committee as our strategic goal to support the importance of our citizenship and sustainability strategy to create positive social and environmental impacts across our Company, our industry and society.



Progress made against KPIs set in the form of a scorecard for the ESG strategic goal modifier are noted in the chart below. Each KPI was determined by the Talent Committee to be meeting or exceeding the Fiscal 2022 goal set resulting in overall assessed progress of slightly above target. After consideration of the maximum bonus payout of 200% prior to the strategic goal modifier, the Talent Committee determined that, despite exceeding the strategic goal target, no adjustment to the bonus payout, up or down, would be made for Fiscal 2022.

ESG Scorecard	KPI	Fiscal 2022 Progress against KPI Goal
Sustainability	GHG Emission reduction over Fiscal 2020 baseline	• Met
	Sustainable Material increase in percent of units meeting criteria[1]	• Exceeded
	Waste Diversion from Landfill increase in percent of water diverted across global distribution centers	• Met
	Water use reduction over Fiscal 2020 baseline	• Met
	Chemical Use Transparency increase in percent transparency by business	• Exceeded
Citizenship	People of Color increase in percent in Global Leadership Team	• Met
	Maintain Gender Parity global goal at VP levels and above as recommended by Parity.org:	• Met
	Implement Responsible Purchasing Practices with a formal policy, internal education, and action plans.	• Met
	Diverse Suppliers increase in percent to transition our high spend projects/work efforts to non-merchandising suppliers of diversity	• Exceeded
	D&I Employee Survey achievement at or above high performing norm for our industry	• Exceeded

1   % of units that meet one or more of four sustainable materials definitions: Organic cotton, recycled cotton, Better Cotton, transitional cotton, recycled polyester, recycled wool, RWS wool, recycled cashmere, SFA certified cashmere, RWS down, recycled down, LWG certified tannery.

The table below sets forth the target bonus and actual Fiscal 2022 cash bonus for each of our NEOs:

Name / Title	Target Bonus ($)	Actual Fiscal 2022 Bonus ($)
Ralph Lauren[1] *Executive Chairman and Chief Creative Officer*	6,000,000	12,000,000
Patrice Louvet[1,2,3] *CEO*	3,948,120	7,896,240
Jane Nielsen[1,2] *COO and CFO*	1,837,500	3,675,000
David Lauren[1,2,3] *Chief Branding and Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and President of The Ralph Lauren Corporate Foundation*	687,030	1,374,060
Howard Smith[1,2,4] *Former Chief Commercial Officer*	1,575,000	3,150,000

1. Target bonus amounts payable to Messrs. R. Lauren, Louvet, and Smith and Ms. Nielsen are set forth in their respective employment agreements. Target bonus amount payable to Mr. D. Lauren, who does not have an employment agreement, is based on his role in the organization and was approved by the Talent Committee.
2. Includes the effect, if any, of the strategic goal modifier which may adjust the bonuses upwards 5% or 10% or downwards 5% or 10%, up to a maximum bonus payout of 200% of target, including the strategic goal modifier adjustment. For Fiscal 2022, the Talent Committee determined that the strategic goal modifier was slightly ahead of target but determined no adjustment to the bonuses based on maximum payout.
3. Target bonus and actual Fiscal 2022 bonus reflects a pro-rated amount for increase in salary effective August 1, 2021 for each of Mr. Louvet and Mr. D. Lauren.
4. Mr. Smith resigned from the Company effective April 2, 2022 but was entitled to his Fiscal 2022 bonus per the terms of the EOAIP.



Compensation Element: Long-Term Equity-Based Incentives – Fiscal 2022

Long-term equity-based incentives are intended to align executive and stockholder interests and encourage strong executive decision-making that maximizes stockholder value creation over the long-term. The values, mix, and type of annual grants for each senior executive are discussed by management and the Talent Committee and ultimately approved by the Talent Committee, in consultation with its independent consultant, unless the terms have been previously approved and set forth in an employment agreement.

The determination of the mix and type of Mr. R. Lauren's Fiscal 2022 annual grant was provided under his employment agreement.

In Fiscal 2022, all equity awards to our NEOs were granted under our 2019 Stock Incentive Plan. These awards all provide the recipient with the opportunity to receive shares of our Class A Common Stock over a specified period. The achievement of our performance goals for performance-based equity awards is subject to adjustment to exclude the effect of certain unbudgeted events and unusual items or transactions, as permitted under the 2019 Stock Incentive Plan, in accordance with the adjustment rules established by the Talent Committee at the beginning of each fiscal year. RSUs granted to all NEOs, with the exception of Mr. R. Lauren, are time-based awards vesting on a pro-rata basis over three years on the anniversary date of the grant.

The Fiscal 2022 awards consisted of:

Fiscal 2022 Awards Granted	Performance Measure	Performance Period
PSUs – Operating Profit Margin[1,3]	Adjusted Operating Profit Margin (OPM)	Fiscal 2022 – Fiscal 2024
PSUs – Relative TSR[1]	Relative TSR	Fiscal 2022 – Fiscal 2024
RSUs[2]	N/A Time-based	N/A Three-year pro-rata vesting

1. Represents 50% of annual equity award for Mr. R. Lauren and 25% of annual equity award for the other NEOs for each respective fiscal year.
2. Represents 50% of annual equity award for NEOs except for Mr. R. Lauren who receives 100% of his award in the form of PSUs as provided under his employment agreement.
3. Metric was also utilized as part of the one-time stock award granted June 2021 for Ms. Nielsen and Mr. Smith per the terms of their respective employment agreements.

Details regarding the PSUs and RSUs are outlined below.

- **PSUs-Operating Profit Margin ("OPM").** Adjusted OPM is used as a performance measure to align our executives to a transparent profitability measure which is important to the long-term sustainable growth of our Company. Awards granted in Fiscal 2022 may pay out from 0% to 200% of target based on three-year cumulative adjusted OPM results (Fiscal 2022 – Fiscal 2024).

  The performance and payout levels for the PSUs-OPM are summarized below. The Talent Committee believes the payout percentages for our PSUs provide an appropriate balance between the performance levels required relative to the level of payout, based on targets that require significant effort for achievement over a multi-year period. Once an award is granted in any fiscal year, the pre-established performance measures, performance goals, vesting schedule or payout schedule cannot be modified for that grant, unless otherwise approved by the Talent Committee, during the applicable performance period.

Performance level	% of Goal Achieved	% of PSUs Vested
Threshold	90%	50%
Target	100%	100%
Maximum	110%	200%

No payout is earned for performance below threshold. Vesting is interpolated for performance between 90% and 100% of target, and for performance between 100% and 110% of target.

- **PSUs-Relative TSR.** Relative TSR is used as a performance measure to align our executives with the interests of our stockholders. Awards granted in Fiscal 2022 may pay out from 0% to 200% of target based on the performance of the Company's stock as compared to the performance of stock in a comparator group of



companies over the three-year performance period (Fiscal 2022 – Fiscal 2024). Relative TSR is based on stock price appreciation, plus dividends reinvested, with starting and ending share prices based on average closing stock prices for the 20 trading days ending immediately prior to the beginning and end of the performance period. The comparator group of companies is specified at the time of grant and if any comparator group companies are removed from the NYSE for any reason over the performance period, they are removed from the final performance calculation at the end of the performance period, such that the final TSR performance calculations may be based on fewer companies.

The comparator group which is being used for the Fiscal 2022 PSUs—Relative TSR is shown below. The companies in the comparator group include luxury retail peers, certain department stores and apparel wholesalers, and other leading companies in the industry.

Abercrombie & Fitch	Levi Strauss	PVH Corp.	V.F. Corporation
Capri Holdings Limited	Lululemon	RH (Restoration Hardware, Inc.)	Williams-Sonoma, Inc.
Dillard's, Inc.	Macy's Inc.	Tapestry, Inc.	
The Gap, Inc.	Nike, Inc.	Under Armour, Inc.	
G-III Apparel	Nordstrom, Inc.	Urban Outfitters, Inc.	

The performance and payout levels for the PSUs-Relative TSR are summarized as follows:

Performance Level	Relative TSR Performance	% of PSUs Vested
Below Threshold	Below 30th Percentile	0%
Threshold	30th Percentile	50%
Target	50th Percentile	100%
Stretch	70th Percentile	150%
Maximum	90th Percentile and above	200%

No payout is earned for performance below threshold. The number of PSUs earned is interpolated on a linear basis for performance between Threshold and Target, between Target and Stretch, and between Stretch and Maximum.

RSUs granted to all NEOs, with the exception of Mr. R. Lauren, are time-based awards vesting on a pro-rata basis over three years on the anniversary date of the grant.

In Fiscal 2022, each of our NEOs received long-term equity awards granted on August 15, 2021.

Name / Title	PSUs-OPM[1]	PSUs-TSR	RSUs-Prorata
Ralph Lauren *Executive Chairman and Chief Creative Officer*	44,450	36,232	—
Patrice Louvet *CEO*	19,396	16,743	38,793
Jane Nielsen[1] *COO and CFO*	8,082	6,976	16,164
David Lauren *Chief Branding and Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and President of The Ralph Lauren Corporate Foundation*	1,566	1,352	3,132
Howard Smith[1] *Former Chief Commercial Officer*	5,556[2]	4,796[2]	11,112[2]

1. PSUs-OPM was also utilized as part of the one-time stock award for Ms. Nielsen and Mr. Smith per the terms of their respective employment agreements. In this regard and in addition to the grants noted above, on June 9, 2021 Ms. Nielsen and Mr. Smith each received 12,319 PSUs-OPM based on the same performance vesting criteria for the PSUs-OPM granted on August 15, 2021. Mr. Smith resigned prior to the vesting of these awards and thus forfeited these awards per the terms of the awards.
2. Mr. Smith resigned prior to the vesting of these awards and thus forfeited these awards per the terms of the awards.



Previously Awarded Long-Term Equity-Based Incentives that Vested in May 2022

Below is a table summarizing the goals, payout range, and achievement for the Fiscal 2020 PSUs. See Appendix B for a reconciliation to reported U.S. GAAP Fiscal 2020 ROIC results.

Fiscal 2020 PSUs-Relative TSR: Relative TSR is used as a performance measure to align our executives with the interests of our stockholders. Awards granted in Fiscal 2020 were structured to pay out from 0% to 200% of target based on the performance of the Company's stock as compared to the performance of stock in a comparator group of companies over the three-year performance period (Fiscal 2020 – Fiscal 2022). Relative TSR is based on stock price appreciation, plus dividends reinvested, with starting and ending share prices based on average closing stock prices for the 20 trading days ending immediately prior to the beginning and end of the performance period. If any comparator group companies are removed from the NYSE for any reason over the performance period, they are removed from the final performance calculation at the end of the performance period, such that the final TSR performance calculations may be based on fewer companies.

The performance and payout levels for the Fiscal 2020 PSUs-Relative TSR, applicable to all NEOs, for the performance period Fiscal 2020 – Fiscal 2022 are summarized as follows:

Performance Level	Relative TSR Performance	% of PSUs Vested
Below Threshold	Below 30th Percentile	0%
Threshold	30th Percentile	50%
Target	50th Percentile	100%
Stretch	70th Percentile	150%
Maximum	90th Percentile and above	200%
Performance Results and Amount Earned and Paid as a % of Target	40th Percentile	75%[1]

No payout is earned for performance below threshold. The number of PSUs earned is interpolated on a linear basis for performance between Threshold and Target, between Target and Stretch, and between Stretch and Maximum.

1   Represents the total payout of the Fiscal 2020 PSUs-Relative TSR for all NEOs except Mr. Smith who resigned prior to the vesting of this award and thus forfeited this award per the terms of the award.

The comparator group which was used for the Fiscal 2020 Relative TSR is shown below. The companies in the comparator group include luxury retail peers, certain department stores and apparel wholesalers, and other leading companies in the industry.

Bath & Body Works[1]	Macy's, Inc.	RH (Restoration Hardware, Inc.)	Urban Outfitters, Inc.
Capri Holdings Limited	Nike, Inc.	Tapestry, Inc.	V.F. Corporation
Dillard's, Inc.	Nordstrom, Inc.	The TJX Companies, Inc.	Williams-Sonoma, Inc.
The Gap, Inc.	PVH Corp.	Under Armour, Inc.	

1   Formerly L Brands, Inc.

Fiscal 2020 PSUs-ROIC (modified award). PSU-ROIC awards that were granted in Fiscal 2020 vested in May 2022, based upon our achievement of financial goals for the three-year performance period (Fiscal 2020 – Fiscal 2022). As discussed above, as determined by the Talent Committee in Fiscal 2021, three-year cumulative ROIC (Fiscal 2020 – Fiscal 2022) was replaced with one-year Fiscal 2020 adjusted ROIC and three-year relative TSR for Fiscal 2020 – Fiscal 2022 where payout for one-third of the award was based on Fiscal 2020 adjusted ROIC and payout for two-thirds of the award was based on three-year relative TSR for Fiscal 2020 – 2022. The three-year relative TSR goal used the same comparator companies, payout range and performance calculation as used in the Fiscal 2020 PSUs-Relative TSR, shown above. Payout for these Fiscal 2020 PSUs-ROIC (modified award) was limited to target payout.



Fiscal 2020 PSUs-ROIC (modified award):

Achievement Level- Fiscal 2020 ROIC	% Performance Target	Fiscal 2020 ROIC Goals[1]	Percent of Target Award Earned
Threshold	90%	28.5%	50%
Target	100%	31.7%	100%
Maximum	110%	34.9%	200%
Achievement	**100%**	**31.7%**	**100%**

1   Reference Appendix B for a reconciliation of ROIC to most directly comparable GAAP measure.

	Performance Measure	Performance Period	Performance Results	Percent of Target Award Earned	Amount Paid as a % of Target
PSUs – ROIC (applicable to all NEOs)	Fiscal 2020 ROIC (1/3 of award)	Fiscal 2020	100%[1]	100%[2]	33%
	3-year Relative TSR (2/3 of award)	Fiscal 2020–Fiscal 2022	40th Percentile	75%[3]	+ 50% **83%[4] Total payout**

1.   As a % of Target
2.   Award based on achievement of Fiscal 2020 ROIC goal shown in the chart above.
3.   Award based on achievement of TSR relative to comparator companies listed under Fiscal 2020 PSUs-Relative TSR and shown in the charts above.
4.   Represent the total payout of the Fiscal 2020 PSUs-ROIC for all NEOs except Mr. Smith who resigned from the Company prior to the vesting of this award and thus forfeited this award per the terms of the award.

Fiscal 2020 PSUs-EPS (modified award). PSU-EPS awards that were granted in Fiscal 2020 vested in May 2022, based upon our achievement of financial goals for the three-year performance period (Fiscal 2020 – Fiscal 2022). As discussed above, as determined by the Talent Committee in Fiscal 2021, three-year cumulative EPS (Fiscal 2020 – Fiscal 2022) was replaced with one-year Fiscal 2020 adjusted EPS and three-year relative TSR for Fiscal 2020 – Fiscal 2022 where payout for one-third of the award was based on Fiscal 2020 adjusted EPS and payout for two-thirds of the award was based on three-year relative TSR for Fiscal 2020 – 2022. The

three-year relative TSR goal used the same comparator companies, payout range and performance calculation as used in the Fiscal 2020 PSUs-Relative TSR, shown above. Payout for these Fiscal 2020 PSUs-EPS (modified award) was limited to target payout. These shares were part of a special one-time award for Ms. Nielsen and Mr. Smith per the terms of their respective employment agreements. As Mr. Smith resigned from the Company prior to the vesting of this award, he forfeited this award per the terms of the award.

Fiscal 2020 PSUs-EPS (modified award):

Achievement Level- Fiscal 2020 EPS	% Performance Target	Fiscal 2020 EPS Goals[1]	Percent of Target Award Earned
Threshold	90%	$7.13	50%
Target	100%	$7.92	100%
Maximum	110%	$8.71	200%
Achievement	**100%**	**$7.92**	**100%**

1   Reference Appendix B for a reconciliation of EPS to most directly comparable GAAP measure.



	Performance Measure	Performance Period	Performance Results	Percent of Target Award Earned	Amount Paid as a % of Target
PSUs – ROIC *(applicable to all NEOs)*	Fiscal 2020 ROIC (1/3 of award)	Fiscal 2020	100%[1]	100%[2]	33%
	3-year Relative TSR (2/3 of award)	Fiscal 2020–Fiscal 2022	40th Percentile	75%[3]	+ 50% **83% Total payout**

1. As a % of Target
2. Award based on achievement of Fiscal 2020 EPS goal shown in the chart above.
3. Award based on achievement of TSR relative to comparator companies listed under Fiscal 2020 PSUs-Relative TSR and shown in the charts above.

ALL OTHER COMPENSATION

Employee Benefits and Perquisites

We provide a number of benefit plans to all eligible employees, including our NEOs. These benefits include programs such as medical, dental, life insurance, business travel accident insurance, short and long-term disability coverage and a 401(k) plan. We continue to engage all eligible employees, including our NEOs, by providing such benefits as flexible work arrangements and sabbaticals. In Fiscal 2022, we expanded our medical benefits in the U.S. to our part-time employees, ensuring equitable benefits for our frontline workers. There are no supplemental retirement plans for our executives. We also provide a merchandise discount on most of our products to all our employees, including our NEOs, and our directors.

Other Benefits

We provide our NEOs with other benefits that we believe are reasonable, competitive, and consistent with our overall executive compensation programs. We believe that these benefits generally allow our executives to work more efficiently and promote our brand. The costs of these benefits constitute only a small percentage of each NEO's total compensation. Our NEOs are eligible for financial counseling and an annual executive physical was added for all NEOs. We provide the use of an automobile and driver to Mr. R. Lauren and Mr. Louvet and an annual car allowance for all other NEOs. Effective Fiscal 2021, Mr. R. Lauren assumed the personal costs of his automobile and driver.

In addition, pursuant to his employment agreement and for security purposes, Mr. R. Lauren is required to use private aircraft for any travel and is reimbursed for the

expense of business travel. Also, under Mr. R. Lauren's employment agreement, we will reimburse him up to a maximum aggregate amount of $200,000 for any expense incurred as a result of his use of his private aircraft, or other acceptable private aircraft, for personal travel. The Company did not pay for personal travel for any of the other NEOs in Fiscal 2022. In all cases, personal travel paid by the Company is treated as imputed income to the executive. See the "All Other Compensation" column of the "Summary Compensation Table" and related footnotes for a discussion of all perquisites and other personal benefits provided to our NEOs.

Ralph Lauren Expatriate Program

Ralph Lauren's Expatriate Program is intended to ensure globally consistent and equitable treatment of assignees asked to relocate temporarily from one country to another. Our policy provides a series of core relocation benefits including coverage of moving expenses, shipment of household goods and personal effects, storage of goods, relocation allowance, language and cultural training, broker fee coverage and tax assistance. Our Expatriate Program also includes several flexible benefits that assignees can select based on their individual circumstances, including school search, pet shipment, auto loss, spousal/domestic partner assistance, property management and home lease cancellation. Assignees have up to one-year post assignment start to use the relocation benefits.

In connection with Mr. Howard Smith's appointment as EVP, Chief Commercial Officer, he was relocated from Hong Kong to London, United Kingdom on April 1, 2019 under the Expatriate Program. Up until his termination date of April 2, 2022, Mr. Smith received allowances for Goods & Services, Housing, Home Leave, Education



Assistance, and Auto Coverage under the Expatriate Program and per the terms of his employment agreement. Benefits related to his participation in the program were paid up until the end of Fiscal 2022 which ended April 2, 2022.

EXECUTIVE STOCK OWNERSHIP GUIDELINES

Our Board and Talent Committee believe it is important for key members of our senior management team to build and maintain a long-term ownership position in our Company to further align their financial interests with those of our stockholders and to encourage the creation of sustainable long-term value. Our compensation structure for these individuals provides for a significant percentage of compensation to be equity-based, which places a substantial portion of compensation at risk over a long-term period.

In June 2010, the Talent Committee established stock ownership guidelines for our non-employee directors, our NEOs, and select other members of our senior management group to further link the interests of these individuals with those of our stockholders. Further details on the guidelines for non-employee directors are provided in the "Director Compensation" section above. Below is a summary of our current stock ownership guidelines for our NEOs:

- **Multiple of Salary Approach.** The application of a multiple of salary approach is used to establish stock ownership targets. The guidelines for NEOs were based on competitive multiples of salary.

- **Holding Requirement.** If at any time the minimum number of shares owned is not achieved, the NEO will be required to retain 50% of the net shares resulting from the vesting of all time-based RSU awards, performance-based awards and 50% of the net shares resulting from the exercise of all stock option awards, until the NEO's applicable level of ownership is met and maintained.

- **Determination of Shares.** The minimum number of shares required is determined annually in June using the NEO's applicable multiple and base salary as of the beginning of the current fiscal year and the average daily closing share price for the 20 trading days ending on May 31 of that year.

  Shares directly or beneficially owned by an employee subject to the guidelines count toward the achievement of ownership guidelines, including certain shares underlying vested RSUs that may not be distributed to Mr. R. Lauren until his employment is terminated. Unvested time-based RSUs, and PRSUs with a one-year performance target, count toward the achievement of ownership targets.

All of our NEOs exceeded their respective Fiscal 2022 stock ownership guidelines. As of the end of Fiscal 2022, the following stock ownership targets were in effect for our NEOs:

Name	Share Ownership Target Value
Ralph Lauren, *Executive Chairman and Chief Creative Officer*	6 times base salary
Patrice Louvet, *CEO*	6 times base salary
Jane Nielsen, *COO and CFO*	3 times base salary
David Lauren, *Chief Branding and Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and President of The Ralph Lauren Corporate Foundation*	3 times base salary
Howard Smith, *Former Chief Commercial Officer*	3 times base salary



RELATED CONSIDERATIONS

Pay Equity

We take a proactive approach to pay equity and continually monitor our compensation programs to ensure fairness. In Fiscal 2022, we shifted from biennial to annual assessments and expanded our gender pay equity assessment globally. In addition, we established a new partnership with an independent firm who is the creator of a software platform used to analyze our employee compensation based on gender, race, and ethnicity. As of Fiscal 2022, our female employees in the U.S. earned an average of 99 cents for every $1 earned by males and 98 cents for every $1 globally. In the U.S. our non-white employees earned an average of 99 cents for every dollar earned by white employees.

In addition, this software platform allows us to make a comparison of employees, identify pay patterns with more precision and determine any necessary corrective actions needed to ensure fairness of pay. We review these results and remediate where necessary.

Ralph Lauren publishes an annual UK Gender Pay Gap report in line with UK legislation available on our investor relations website at *http://investor.ralphlauren.com*. Our mean and median gender pay and bonus gaps are substantially better than UK average figures. Between 2017 and 2018, we improved our gender pay balance by reducing our mean and median pay gaps. In 2019, we reversed our overall gender pay mean gap with more women in senior management positions and increased the number of participants in our bonus schemes. During the reporting period in 2020, the population decreased by 84% due to employee furloughs as a result of COVID-19 and the updated report will be available once the population normalizes.

Certain Tax Matters

The Internal Revenue Code generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's covered employees, including its NEOs. We expect that compensation paid to our covered employees, including our NEOs, in excess of $1 million will not be deductible (except in accordance with certain limited exceptions).

Accounting Matters

Each element of the compensation paid to our executives is expensed in our financial statements as required by U.S. GAAP. The financial statement impact of various compensation awards is an important factor that the Talent Committee considers in determining the amount, form, and design of each pay component for our executives.

Clawback Policy

The EOAIP includes a formal policy regarding the recovery of awards granted under the EOAIP in connection with a restatement of our financial statements. Under this policy, if, as a result of a NEO's intentional misconduct or gross negligence, we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under the securities laws, the Talent Committee may, in its reasonable discretion, require such executive to promptly reimburse us for the amount of any payment previously received by the executive pursuant to the EOAIP that was earned or paid during the 12 month period following the earlier of the first public issuance or filing with the SEC of any financial document embodying such financial reporting requirement that required such accounting restatement. We also have this policy with regard to awards granted to our NEOs under the 2010 Stock Incentive Plan and the 2019 Stock Incentive Plan.

TALENT COMMITTEE REPORT

The Talent Committee, composed entirely of independent directors, reviewed, and discussed the Compensation Discussion and Analysis ("CD&A") with management and with the other members of the Board. Based on these reviews and discussions, the Talent Committee recommended to the Board that the CD&A be included in this Proxy Statement and incorporated by reference in our Annual Report on Form 10-K for the year ended April 2, 2022.

Members of the Talent Committee:

Michael A. George
(Talent Committee Chair)

Hubert Joly
(Lead Independent Director of the Board)

Linda Findley



EXECUTIVE COMPENSATION MATTERS

SUMMARY COMPENSATION TABLE

The following table sets forth a summary of all compensation awarded or paid to or earned by our NEOs for Fiscal 2022, Fiscal 2021, and Fiscal 2020.

Name and Principal Position	Fiscal Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
Ralph Lauren *Executive Chairman and Chief Creative Officer*	2022	1,783,654	—	11,000,038	—	12,000,000	—	164,118	24,947,810
	2021	—	—	11,000,011	—	6,000,000	—	131,234	17,131,245
	2020	1,750,000	—	10,999,955	—	—	—	291,319	13,041,274
Patrice Louvet *President and CEO*	2022	1,341,346	—	9,228,711	—	7,896,240	—	86,761	18,553,058
	2021	1,117,788	—	7,131,351	—	3,750,000	—	64,429	12,063,568
	2020	1,250,000	—	7,089,951	—	3,750,000	—	80,519	12,170,470
Jane Nielsen *COO and CFO*	2022	1,073,654	—	5,244,347	—	3,675,000	—	21,958	10,014,959
	2021	1,005,577	—	2,852,609	—	1,837,500	—	25,338	5,721,024
	2020	1,050,000	—	7,062,447	—	1,837,500	—	25,523	9,975,470
David Lauren *Chief Branding and Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and President of The Ralph Lauren Corporate Foundation*	2022	933,654	—	745,129	—	1,374,060	—	27,392	3,080,235
	2021	814,038	—	523,003	—	637,500	—	25,569	2,000,110
	2020	850,000	—	519,828	—	637,500	—	23,885	2,031,213
Howard Smith *Former Chief Commercial Officer*	2022	1,070,192	—	4,042,550	—	3,150,000	—	4,082,376	12,345,118
	2021	1,005,577	—	2,614,952	—	1,575,000	—	4,437,331	9,632,860
	2020	1,050,000	—	3,991,369	—	1,575,000	—	1,494,390	8,110,759

1. The amounts reported in this column represent base salaries paid to each of the NEOs for the applicable fiscal year as provided for in each of their respective employment agreements or compensation arrangements. See "Executive Employment Agreements and Compensatory Arrangements." Fiscal 2022 was a 53-week period. Each of Fiscal 2021 and Fiscal 2020 was a 52 week-period. The amounts in Fiscal 2021 reflect temporary salary reductions instituted during the fiscal year as a result of COVID-19.
2. The NEOs did not receive any discretionary bonuses, sign-on bonuses, or other annual bonus payments that are not contingent on the achievement of stipulated performance goals. Cash bonus payments that are contingent on achieving pre-established, substantially uncertain and communicated goals, including payments under the EOAIP appear in the column headed, "Non-Equity Incentive Plan Compensation."
3. The stock-based compensation amounts shown in this column reflect the aggregate grant date fair value, assuming no risk of forfeiture, of RSU, PSU, and PRSU awards granted during Fiscal 2022, Fiscal 2021 and Fiscal 2020, calculated in accordance with Accounting Standards Codification topic 718, "Stock Compensation" ("ASC 718"). The assumptions used in calculating these amounts are set forth in Note 18 to our Audited Consolidated Financial Statements included in our Annual Report on Form 10-K for Fiscal 2022. We determine the fair value of RSU, PSU, PSU-OPM, PSU-ROIC, PSU-EPS, and PRSU awards using the average of the high and low stock prices on the date of grant, as adjusted to reflect the absence of dividends for those awards that are not entitled to dividend equivalents. We determine the fair value of PSU-Relative TSR award using a Monte Carlo simulation, which models multiple stock price paths of the Company's Class A common stock and that of its comparator group to evaluate and determine its ultimate expected relative TSR performance ranking. For all PSUs, the amounts shown in the table reflect the aggregate grant date fair value at the Target achievement level. Performance metrics of certain PSUs granted in Fiscal 2020 were changed in Fiscal 2021 as discussed in the CD&A, under "Key Components of Executive Compensation – Previously Awarded Long-term Equity-Based Incentives that Vested in May 2022". The related payout ranges were lowered for these PSUs, with no resulting incremental compensation cost for accounting purposes under ASC 718 as a result of these changes.



RSUs can only be paid out at Target. PRSUs can be paid at a range of zero to Target. No PSUs were granted in Fiscal 2021. If Performance were assumed to be achieved at the Maximum level for PSUs granted in Fiscal 2022 and Fiscal 2021, the aggregate grant date fair value would increase as follows:

	Fiscal 2022		Fiscal 2020		
	PSUs-OPM ($)	PSUs-Relative TSR ($)	PSUs-ROIC* ($)	PSUs-Relative TSR ($)	PSUs-EPS* ($)
Ralph Lauren	5,500,021	5,500,018	—	5,499,965	N/A
Patrice Louvet	2,241,346	2,399,942	—	1,874,962	N/A
Jane Nielsen	2,332,951	999,940	—	750,037	—
David Lauren	180,962	193,796	—	137,468	N/A
Howard Smith	2,041,054	687,459	—	687,512	—

* Represents a modified PSU award where payout is capped at Target.

4. No stock options were granted in Fiscal 2020, Fiscal 2021, or Fiscal 2022.
5. The amounts reported in this column represent payments made under the EOAIP in June following the expiration of the fiscal year to which the payments relate.
6. The named executive officers did not receive any above-market or preferential earnings on compensation deferred on a basis that is not tax qualified. See "Non-Qualified Deferred Compensation" table.
7. The amounts reported in this column represent the aggregate dollar amount for each NEO of all other compensation for the year, including perquisites and other personal benefits. Under SEC rules, we are required to identify by type all perquisites and other personal benefits for a NEO if the total value for that individual equals or exceeds $10,000, and to report and quantify each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount for that individual.

In Fiscal 2022, Mr. R. Lauren received perquisites and other personal benefits including reimbursement for personal travel ($161,893) and enhanced amount of business travel accident coverage.

In Fiscal 2022, Mr. Louvet received perquisites and other personal benefits including car service for travel to and from his home to the office ($45,090), financial planning services ($27,750), annual executive medical exam and matching contribution under the Company's 401(k) plan.

In Fiscal 2022, Ms. Nielsen and Mr. D. Lauren received perquisites and other personal benefits, including an automobile allowance and matching contributions under the Company's 401(k) plan.

In Fiscal 2022, Mr. Smith received perquisites and other personal benefits, including an automobile allowance and matching contributions under the Company's 401(k) plan in addition to international assignment benefits which include allowances for goods and services ($23,348), housing ($107,509), home leave ($30,004) and school tuition ($90,005); and tax equalization payments ($3,804,810) under our Expatriate Program described further in the CD&A, under "All Other Compensation: Ralph Lauren Expatriate Program". The tax equalization payments may differ significantly from year to year due to differences in timing of payments and tax reporting years in various countries.



GRANTS OF PLAN-BASED AWARDS

The following table represents all plan-based awards granted to the NEOs in Fiscal 2022.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units[2] (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold[1] ($)	Target[1] ($)	Maximum[1] ($)	Threshold[2] (#)	Target[2] (#)	Maximum[2] (#)				
Ralph Lauren		3,000,000	6,000,000	12,000,000							
	08/15/2021[3]				22,225	44,450	88,900				5,500,021
	08/15/2021[4]				18,116	36,232	72,464				5,500,018
Patrice Louvet		1,974,060	3,948,120	7,896,240							
	08/15/2021[3]				9,698	19,396	38,792				2,241,346
	08/15/2021[4]				8,372	16,743	33,486				2,399,942
	08/15/2021[5]							38,793			4,587,424
Jane Nielsen		918,750	1,837,500	3,675,000							
	08/15/2021[3]				4,041	8,082	16,164				933,932
	08/15/2021[4]				3,488	6,976	13,952				999,940
	08/15/2021[5]							16,164			1,911,456
	06/09/2021[3]				6,160	12,319	24,638				1,399,018
David Lauren		343,515	687,030	1,374,060							
	08/15/2021[3]				783	1,566	3,132				180,962
	08/15/2021[4]				676	1,352	2,704				193,796
	08/15/2021[5]							3,132			370,371
Howard Smith		787,500	1,575,000	3,150,000							
	08/15/2021[3]				2,778	5,556	11,112				642,035
	08/15/2021[4]				2,398	4,796	9,592				687,459
	08/15/2021[5]							11,112			1,314,037
	06/09/2021[3]				6,160	12,319	24,638				1,399,018

1. Represents grants of cash incentive awards under the Corporation's EOAIP. See "Compensation Discussion and Analysis – Key Components of Executive Compensation – Compensation Element: Short-Term Annual Cash Incentive Awards" for a description of the material terms of these awards.
2. Represents the number of RSUs, PSU-OPM and PSUs-Relative TSR that were granted in Fiscal 2022 under our 2019 Stock Incentive Plan. See "Compensation Discussion and Analysis-Key Components of Executive Compensation-Compensation Element: Long-Term Equity-Based Incentives-Fiscal 2022" for a description of the material terms of these awards.
3. Represents a PSU grant where performance is based on OPM.
4. Represents a PSU grant where performance is based on Relative TSR.
5. Represents an RSU grant.



EXECUTIVE EMPLOYMENT AGREEMENTS AND COMPENSATORY ARRANGEMENTS

Ralph Lauren's Employment Agreement. During Fiscal 2022, Ralph Lauren was employed as our Executive Chairman and Chief Creative Officer pursuant to an employment agreement made effective as of April 2, 2017, as amended June 16, 2020, and again on June 16, 2021. The key terms of the R. Lauren Employment Agreement are indicated below:

- **Term:** The R. Lauren Employment Agreement provides for his employment through April 3, 2027, the last day of our 2027 fiscal year.

- **Salary:** He is entitled to an annual base salary of not less than $1.75 million.

- **Bonus:** His target bonus is in the amount of $6 million for each of the fiscal years during the term of his agreement. The maximum bonus provided for under his agreement in any fiscal year is 200% of that fiscal year's target bonus.

- **Equity Awards:** He receives an annual stock award grant with an aggregate target grant date fair market value of $11 million for each fiscal year during the term of the agreement. PSUs make up 100% of the awards, except in the case of Fiscal 2021 pursuant to the R. Lauren Amendment, as noted below. Each PSU award vests at the end of a three-year performance period, subject to his continued employment with us and our achievement of our performance goals (except in certain circumstances subject to accelerated vesting upon the termination of his employment as discussed below in "Potential Payments Upon Termination or Change in Control—Ralph Lauren"). Three levels of achievement are used to determine vesting: threshold, target, and maximum. The threshold level, which is 70% of the financial goal, must be achieved in order for any PSUs to vest and be provided to him at the end of the applicable vesting period. If performance is at the threshold level, 75% of Mr. R. Lauren's target shares plus accrued dividends will vest and be paid out. If performance is at the target level, which is 100% of the financial goal, then his target shares plus accrued dividends will vest and be paid out. If performance is at the maximum level, which is 110% or more of the financial goal, then 150% of the

target shares plus accrued dividends will vest and be paid out. Vesting with respect to his PSUs shall be interpolated for performance between 70% and 110% of target goal(s) and none of his PSUs shall vest for performance below threshold goal(s). The aforementioned PSU award may be subject to different performance conditions as set by the Talent Committee during any fiscal year so long as they are no less favorable than those applicable to PSUs granted to any other Named Executive Officers in respect of such fiscal year.

- **Other Benefits:** He is required for security purposes to use his or other acceptable private aircraft for any travel. In addition to being entitled to reimbursement for any aircraft travel expenses he incurs which were business-related, he is also entitled to reimbursement for any personal aircraft travel expenses which he incurs, without any tax gross-up, up to a maximum aggregate amount of $200,000 per fiscal year. Mr. R. Lauren is also entitled to a car and driver paid by us, and is eligible to participate in all employee benefit plans and arrangements made available to our senior executive officers.

- **Non-compete:** He is prohibited from competing with us anywhere in the world during the term of his employment and for a period of two years after the termination of his employment, for any reason.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change in control payments payable to Mr. R. Lauren under the Lauren Employment Agreement, as modified by the R. Lauren Amendment.

Patrice Louvet's Employment Agreement. During Fiscal 2022, we employed Mr. Louvet as our President and Chief Executive Officer pursuant to an employment agreement dated May 11, 2017, and made effective as of July 3, 2017, and amended as of June 10, 2017, June 17, 2020, and August 1, 2021 (the "Louvet Employment Agreement"). The key terms of the Louvet Employment Agreement are indicated below:

- **Term:** The Louvet Employment Agreement provides that Mr. Louvet will remain employed until such time as he is terminated in accordance with the terms of the Louvet Employment Agreement.



- **Salary:** He is entitled to a base salary of not less than $1.35 million.

- **Bonus:** He is entitled to an annual incentive bonus opportunity under the terms of the EOAIP, with a target bonus of 300% of annual base salary and a maximum of 600% of annual base salary.

- **Equity Awards:** Mr. Louvet is eligible to receive annual equity awards pursuant to the terms of the Company's 2019 Stock Incentive Plan with an aggregate target value of $9.6 million.

- **Other Benefits:** He is eligible to participate in all employee benefit plans and arrangements made available to our senior executive officers, and receives pay for his travel to and from the Company offices pursuant to a Company-approved car service.

- **Non-compete:** If Mr. Louvet's employment terminates for any reason, he may not compete with us for one year after the termination of his employment.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change in control payments payable to Mr. Louvet under his employment agreement.

Jane Nielsen's Employment Agreement. During Fiscal 2022, we employed Ms. Nielsen as our Chief Operating Officer and Chief Financial Officer pursuant to an employment agreement made effective as of March 31, 2019, as amended on June 17, 2020 (the "Nielsen Employment Amendment"). The key terms of the Nielsen Employment Agreement are indicated below:

- **Term:** The Nielsen Employment Agreement provides for Ms. Nielsen's employment through September 7, 2022, subject to automatic, successive one-year extensions thereafter, unless either party gives at least 180 days' prior notice that the term will not be extended.

- **Salary:** Ms. Nielsen is entitled to a base salary of not less than $1.05 million.

- **Bonus:** She is entitled to an annual incentive bonus opportunity under the terms of the EOAIP, with a target bonus of 175% of annual base salary and a maximum of 350% of annual base salary.

- **Equity Awards:** Ms. Nielsen is eligible to receive annual equity awards pursuant to the terms of the Company's 2019 Stock Incentive Plan with an aggregate target value of $4 million. She also received a one-time stock award in the amount of $6 million, $3 million of which was in the form of RSUs that vest based on continued service, unless provided for otherwise under the Nielsen Employment Agreement, and $3 million of which was in the form of PSUs that vest based on the achievement of certain performance metrics as well as continued service, unless provided for otherwise under the Nielsen Employment Agreement.

- **Other Benefits:** She is eligible to participate in all employee benefit plans and arrangements made available to our senior executive officers and receives a monthly car allowance of $1,500.

- **Non-compete:** If Ms. Nielsen's employment terminates for any reason, she may not compete with us for one year after the termination of her employment.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change in control payments payable to Ms. Nielsen under her employment agreement.

David Lauren's Employment Terms. During Fiscal 2022, David Lauren was employed on an at-will basis as our Chief Marketing Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and President of The Ralph Lauren Corporate Foundation. Following the end of Fiscal 2022, the Chief Marketing Officer portion of his title changed to Chief Branding and Innovation Officer. Mr. D. Lauren does not have an employment agreement, and the terms of his compensation arrangement were reviewed and approved by the Talent Committee. The key terms of Mr. D. Lauren's employment arrangement are as follows:

- **Salary:** Mr. D. Lauren's base salary is $950,000.

- **Bonus:** He is eligible for an annual incentive bonus opportunity under the terms of the EOAIP, with a target bonus of 75% of annual base salary and a maximum of 150% of annual base salary.

- **Equity Awards:** He is eligible to receive annual equity awards pursuant to the terms of the



Company's 2019 Stock Incentive Plan with an aggregate target value of $775,000.

- **Other Benefits:** He is eligible to participate in all employee benefit plans and arrangements made available to our senior executive officers and receives a monthly car allowance of $1,500.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change in control payments payable to Mr. D. Lauren under the terms of his employment.

Howard Smith's Employment Agreement. During Fiscal 2021, we employed Mr. Smith as our Chief Commercial Officer pursuant to an employment agreement made effective as of March 31, 2019 (the "Smith Employment Agreement"). Mr. Smith's employment ended effective April 2, 2022. The key terms of the Smith Employment Agreement are indicated below:

- **Term:** The Smith Employment Agreement provided that Mr. Smith would remain employed until such time as he is terminated in accordance with the terms of the Smith Employment Agreement.

- **Salary:** Mr. Smith was entitled to a base salary of not less than $1.05 million.

- **Bonus:** Mr. Smith was eligible for an annual incentive bonus opportunity under the terms of the EOAIP,

with a target bonus of 150% of annual base salary and a maximum of 300% of annual base salary.

- **Equity Awards:** Mr. Smith was eligible to receive annual equity awards pursuant to the terms of the Company's 2019 Stock Incentive Plan with an aggregate target value of $2.75 million.

- **Expatriate Benefits:** Mr. Smith was entitled to the following benefits based on his expatriate status:

  (a) medical coverage under the Company's global medical plan for expatriates; (b) a one-time net relocation allowance of $50,000 paid through the Company's vendor that assists with relocations; (c) a goods and services annual allowance of $23,000, with any tax assessed borne by the Company; (d) a housing allowance of $108,000 per year, with any tax assessed borne by the Company; (e) an annual home leave allowance of $30,000, with any tax assessed borne by the Company; (f) an education allowance of $30,000 per child annually, with any tax assessed borne by the Company; and (g) tax equalization payments of $3.8 million.

- **Other Benefits:** He was eligible to participate in all employee benefit plans and arrangements made available to our senior executive officers (other than the health insurance plan which was covered under his expatriate benefits), and received a monthly car allowance of $1,500.



OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information concerning the unexercised stock options outstanding and unvested stock awards for each of our NEOs as of the end of Fiscal 2022.

| | Option Awards | | | | | Stock Awards | | | |
Name	Number of Securities Underlying Unexercised Options # Exercisable[1]	Number of Securities Underlying Unexercised Options # Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ralph Lauren		N/A							
						55,284[2]	6,191,808		
						45,440[3]	5,089,280		
						160,720[4]	18,000,640		
								22,487[12]	2,518,544
								73,319[13]	8,211,728
Patrice Louvet		N/A							
						34,913[5]	3,910,256		
						18,120[2]	2,029,440		
						16,193[3]	1,813,616		
						14,554[6]	1,630,048		
						53,833[4]	6,029,296		
						35,888[7]	4,019,456		
						38,793[8]	4,344,816		
								9,698[12]	1,086,176
								33,486[13]	3,750,432
Jane Nielsen		N/A							
						7,709[9]	863,408		
						11,310[10]	1,266,720		
						7,248[2]	811,776		
						6,477[3]	725,424		
						5,822[6]	652,064		
						21,533[4]	2,411,696		
						14,356[7]	1,607,872		
						16,164[8]	1,810,368		
								6,160[14]	689,920
								4,041[12]	452,592
								13,952[13]	1,562,624
David Lauren		N/A							
						1,328[2]	148,736		
						1,187[3]	132,944		
						1,067[6]	119,504		
						3,948[4]	442,176		
						2,632[7]	294,784		
						3,132[8]	350,784		
								783[12]	87,696
								2,704[13]	302,848
Howard Smith		N/A				N/A[11]			



(1)   There were no outstanding stock options held by the NEOs as of April 2, 2022.

(2)   Amount reflects Fiscal 2020 PSUs-ROIC for which the applicable performance goal was achieved as of April 2, 2022. Fiscal 2020 PSUs-ROIC are included at 83% of target reflecting actual performance achieved. These shares vested and were paid out on May 31, 2022.

(3)   Amount reflects Fiscal 2020 PSUs-TSR for which the applicable performance goal was achieved as of April 2, 2022. Fiscal 2020 PSUs-TSR are included at 75% of target reflecting actual performance achieved. These shares vested and were paid out on May 31, 2022.

(4)   Amount reflects the number of shares of Class A common stock represented by unvested RSUs subject to time-based vesting. RSUs from this award were granted on August 15, 2020 and vest 100% on August 15, 2023.

(5)   Amount reflects the number of shares of Class A common stock represented by unvested RSUs subject to time-based vesting. Mr. Louvet's RSUs were granted on July 3, 2017 and vest 100% on July 3, 2022.

(6)   Amount reflects the Fiscal 2020 PRSUs for which the applicable performance goal was achieved at the end of Fiscal 2020. The final tranche of Fiscal 2020 PRSUs vested after the end of Fiscal 2022 and were paid out on May 31, 2022.

(7)   Amount reflects the number of shares of Class A common stock represented by unvested RSUs subject to time-based vesting. RSUs from this award were granted on August 15, 2020 and vest in three equal annual installments on the anniversary date of the grant.

(8)   Amount reflects the number of shares of Class A common stock represented by unvested RSUs subject to time-based vesting. RSUs from this award were granted on August 15, 2021 and vest in three equal annual installments on the anniversary date of the grant.

(9)   Amount reflects the number of shares of Class A common stock represented by unvested RSUs subject to time-based vesting. Ms. Nielsen's RSUs were granted on March 31, 2019. RSUs from this award vest in three equal annual installments with the first installment vesting on the two-year anniversary of the grant date. The first tranche vested on March 31, 2021 and the second tranche vested on March 31, 2022.

(10)   Amount reflects Fiscal 2020 PSUs-EPS for which the applicable performance goal was achieved as of April 2, 2022. Fiscal 2020 PSUs-EPS are included at 83% of target reflecting actual performance achieved. These shares vested and were paid out on May 31, 2022.

(11)   Mr. Smith forfeited all outstanding equity awards on his termination date, effective April 2, 2022, per the terms of the awards.

(12)   Amount reflects unearned Fiscal 2022 PSUs-OPM which in accordance with SEC rules are included at threshold performance. See "Compensation Discussion and Analysis Key Components of Executive Compensation – Compensation Element: Long-Term Equity-Based Incentives – Fiscal 2022" for a description of the material terms of these PSUs. Where applicable, shares have been rounded to whole numbers.

(13)   Amount reflects unearned Fiscal 2022 PSUs-TSR which in accordance with SEC rules are included at maximum performance. See "Compensation Discussion and Analysis Key Components of Executive Compensation – Compensation Element: Long-Term Equity-Based Incentives – Fiscal 2022" for a description of the material terms of these PSUs. Where applicable, shares have been rounded to whole numbers.

(14)   Amount reflects unearned Fiscal 2022 PSUs-OPM granted to Ms. Nielsen as part of her special one-time equity award which in accordance with SEC rules are included at threshold performance. See "Compensation Discussion and Analysis Key Components of Executive Compensation – Compensation Element: Long-Term Equity-Based Incentives – Fiscal 2022" for a description of the material terms of these PSUs. Where applicable, shares have been rounded to whole numbers.



OPTION EXERCISES AND STOCK VESTED

The following table provides information concerning the exercises of stock options and vesting of stock awards during Fiscal 2022 on an aggregated basis for each of our NEOs.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Ralph Lauren[1]	—	—	85,305	10,246,141
Patrice Louvet[2]	—	—	67,454	8,186,065
Jane Nielsen[3]	—	—	40,069	4,833,388
David Lauren[4]	—	—	4,946	600,339
Howard Smith[5]	—	—	27,437	3,316,110

1. In connection with the vesting of his performance-based stock awards, Mr. R. Lauren acquired 76,873 shares on May 24, 2021 with a market price of $120.495 and the table includes a cash payment of $145.47 in lieu of fractional shares representing 1.207 shares of Class A Common Stock. Market price is based upon the average of the high and the low stock prices on that day.
   Mr. R. Lauren has outstanding vested RSUs whose underlying shares of Class A Common Stock will not be delivered until Mr. R. Lauren's separation from the Company or, if earlier, upon a change in control. These RSUs are eligible to receive dividend equivalents in the form of additional fully vested RSUs each time we pay an actual cash dividend on our outstanding shares. Additional RSUs of 2,807.05, 2,861.02 and 2,763.94 were acquired respectively on July 9, 2021, October 8, 2021 and January 7, 2022. Market price (based on the average of the high and low sale price on that day) was $116.06, $114.545 and $119.28, respectively.
2. Mr. Louvet acquired 17,944 shares upon vesting of his RSUs, with a market price of $123.735 on August 15, 2021. In connection with the vesting of his performance-based stock awards on May 24, 2021 with a market price of $120.495 and the table includes a cash payment of $57.09 in lieu of fractional shares representing 0.474 shares of Class A Common Stock.
3. Ms. Nielsen acquired 7,709 shares upon vesting of her RSUs, with a market price of $116.035 on March 31, 2022; 7,178 share upon vesting of her RSUs, with a market price of $123.735 on August 15, 2021; and 7,709 shares upon vesting of her RSUs, with a market price of $122.615 on March 31, 2021. In connection with the vesting of her performance-based stock awards, Ms. Nielsen acquired 17,473 shares on May 24, 2021 with a market price of $120.495 and the table includes a cash payment of $55.85 in lieu of fractional shares representing 0.464 shares of Class A Common Stock.
4. Mr. D. Lauren acquired 1,316 shares upon vesting of his RSUs, with a market price of $123.735 on August 15, 2021. In connection with the vesting of his performance- based stock awards, Mr. D. Lauren acquired 3,630 shares on May 24, 2021 with a market price of $120.495 and the table includes a cash payment of $107.28 in lieu of fractional shares representing 0.89 shares of Class A Common Stock.
5. Mr. Smith acquired 6,199 shares upon vesting of his RSUs, with a market price of $117.375 on March 25, 2022; 2,482 shares upon vesting of his RSUs, with a market price of $123.735 on August 15, 2021; 6,580 shares upon vesting of his RSUs, with a market price of $123.735 on August 15, 2021. In connection with the vesting of his performance-based stock awards, Mr. Smith acquired 12,176 shares on May 24, 2021 with a market price of $120.495 and the table includes a cash payment of $68.78 in lieu of fractional shares representing 0.571 shares of Class A Common Stock.

NON-QUALIFIED DEFERRED COMPENSATION

The following table provides information with respect to our defined contribution and non-tax-qualified compensation deferral plans for each of our NEOs.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Ralph Lauren	—	983,184[1]	(3,591,578)[2]	—	54,360,276[3]
Patrice Louvet	—	—	—	—	—
Jane Nielsen	—	—	—	—	—
David Lauren	—	—	—	—	—
Howard Smith	—	—	—	—	—

1. Represents the value of Mr. R. Lauren's additional RSUs that are granted each time we pay an actual cash dividend on our outstanding shares. Additional RSUs of 2,807.05, 2,861.02 and 2,763.94 were acquired, respectively on July 9, 2021, October 8, 2021 and January 7, 2022 with a market price based on the average of the high and low stock prices on each day.
2. The amount reflected for Mr. R. Lauren represents appreciation/depreciation accumulated on vested but not delivered RSUs. Appreciation/ depreciation accumulated on vested but not delivered RSUs is not included in the Summary Compensation Table as the RSUs do not receive any above-market or preferential earnings.
3. Mr. R. Lauren's RSUs are valued at $112.71, the average of the high and the low stock prices as of April 1, 2022, the last business day of Fiscal 2022 on which there were sales of shares. Of the total amount shown in this column, $23,223,863 has been reported in the Summary Compensation Table of prior years' proxy statements. Mr. R. Lauren's RSUs have vested but may not be distributed to him until his employment is terminated.



POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Ralph Lauren. Under the R. Lauren Employment Agreement, in the event of termination without cause or resignation for good reason (as defined in the R. Lauren Employment Agreement and as defined below), Mr. R. Lauren would be entitled to receive, within 30 days following the date of termination, a lump sum cash payment equal to the sum of: (i) two years' base salary; (ii) any accrued but unpaid compensation as of the date of termination; and (iii) two times the average annual bonus paid to him for the two fiscal years immediately preceding the year of his termination of employment (however, if he elects to transition to Executive Chairman, the amount described in this clause (iii) would no longer be payable in connection with a subsequent termination of employment). In addition, Mr. R. Lauren would be entitled to receive a pro-rated portion of the bonus he would otherwise have received for the fiscal year in which his termination of employment occurred, payment of which would be made when bonuses are paid to our other executives. Any unvested stock options would continue to vest on their scheduled vesting dates, and any vested stock options shall be exercisable until the later of one year from the date of termination or 30 days from the date the options become vested and exercisable, but in any event not later than the expiration date of the option. Any unvested restricted performance share units ("RPSUs") and PSUs will vest based on actual performance over the applicable performance period as if Mr. R. Lauren had remained employed to the applicable vesting certification date. Also, we will be obligated to continue to provide him with office facilities and secretarial assistance, welfare and medical plan coverage and use of a car and driver during the two-year severance period (however, any medical plan coverage would be limited to the first 18 months of the severance period unless he elects to continue participation in such plan for the remainder of the severance period, provided that there are no adverse tax consequences to the Company).

In the event that his employment terminates due to his death or disability, Mr. R. Lauren or his estate will be entitled to receive all payments due to him through the date of his death or termination due to disability, including a pro-rated bonus for the fiscal year of

termination paid at the same time as bonuses are paid to our other executives. With respect to his unvested stock options, RSUs, RPSUs and PSUs, such awards shall vest immediately (at target, in the case of RPSUs and PSUs) and, in the case of his stock options, shall be exercisable until the earlier of three years from the date of termination or the expiration date of the option, and in the case of his RSUs, RPSUs and PSUs, shall be payable in shares of Class A Common Stock no later than 30 days after the vesting date; provided that if termination is based on death and occurs in the last year of the performance period, the unvested RPSUs and PSUs will vest and be paid out based on actual performance during the performance period as if Mr. R. Lauren had remained employed to the applicable vesting certification date.

If he terminates his employment for any reason, other than for good reason, death or disability, or if we terminate his employment for cause (but not including a termination by reason of the Company's non-renewal of the R. Lauren Employment Agreement, as described below), then Mr. R. Lauren will only receive any accrued but unpaid compensation as of the date of termination (including for any prior fiscal year, and including base salary through the date of termination). In addition, any unvested RPSUs and PSUs held by him pursuant to his employment agreement shall be forfeited. Further, any vested but unexercised stock options shall be forfeited only if termination of employment is for cause, and otherwise they shall remain exercisable for one year from the date of termination of employment if such termination is by Mr. R. Lauren for other than good reason.

If his employment terminates at the end of the term by reason of our failure to offer to extend the term or offer to enter into a new employment agreement on substantially the same terms as in the R. Lauren Employment Agreement, then he will be entitled to receive: (i) any accrued and unpaid compensation as of the date of termination; and (ii) his bonus for the fiscal year ending on the last day of the term. In addition, Mr. R. Lauren's unvested and unexercised stock options and unvested RPSUs and PSUs shall vest and/or become exercisable in the same manner as if he resigned for good reason or if we terminated his employment without cause. In addition, following any termination of employment, to the extent not previously paid or provided, the Company will timely pay or



provide Mr. R. Lauren any other amounts or benefits required to be paid or provided to him (or that he is eligible to receive) under any plan, program, policy, practice or contract of the Company and its affiliates through the date of his termination.

In the event that a change in control precedes the termination of Mr. R. Lauren's employment, he will continue to receive, upon termination of employment, the same amounts in the same manner as described in the paragraphs above. In addition, any unvested stock options granted under the 1997 Stock Incentive Plan and any unvested RSUs and RPSUs granted prior to the R. Lauren Employment Agreement would immediately vest upon a change in control. Under the R. Lauren Employment Agreement, Mr. R. Lauren's RPSUs and PSUs granted during the term of the R. Lauren Employment Agreement would not immediately vest upon a change in control.

The R. Lauren Agreement also provides the following with respect to the application of certain Fiscal 2020 and Fiscal 2021 payments and awards to certain termination payments: (i) any unvested RSUs granted to Mr. R. Lauren in 2021 would, if applicable, be treated in the same manner upon termination of employment as Mr. R. Lauren's unvested PSUs and PRSUs; (ii) upon termination of employment, the portion of his severance based on his base salary would, if applicable, disregard his reduced base salary rate in Fiscal 2021; and (iii) the portion of his severance based on prior years' bonus would, if applicable, be based on the bonuses for the most recent fiscal years excluding Fiscal 2021 and Fiscal 2020.

The above-described amounts payable to him are subject to his compliance with the following restrictive covenants: (i) not to compete with us for two years following the termination of his employment; (ii) not to solicit any of our employees for three years following the termination of his employment; (iii) not to disparage us for three years following the termination of his employment; and (iv) not to disclose any of our confidential information. The R. Lauren Employment Agreement also provides that for the duration of Mr. R. Lauren's employment and for three years following the termination of his employment, we will not (and will use reasonable best efforts to cause our senior executives and Board members to not) disparage Mr. R. Lauren.

Under the R. Lauren Employment Agreement, cause is defined as: (A) the willful and continued failure by him to substantially perform his duties after demand for substantial performance is delivered by us that specifically identifies the manner in which we believe he has not substantially performed his duties; or (B) his conviction of, or plea of nolo contendere to, a crime (whether or not involving us) constituting a felony; or (C) willful engaging by him in gross misconduct relating to his employment that is materially injurious to us or subjects us, monetarily or otherwise or which subjects, or if generally known, would subject us to public ridicule or embarrassment. Further, no act, or failure to act, shall be considered "willful" unless done, or omitted to be done, by Mr. R. Lauren not in good faith and without reasonable belief that his action or omission was in our best interest. Notwithstanding the forgoing, Mr. R. Lauren shall not be deemed to have been terminated for cause without: (x) reasonable written notice to him setting forth the reasons for our intention to terminate him for cause, (y) an opportunity for him, together with his counsel, to be heard before the Board, and (z) delivery to him of a specific termination notice from the Board that states that in the good faith opinion of the Board, he was guilty of the conduct set forth in clauses (A), (B), or (C) above, and specifying the particulars thereof in detail. In addition, in the event that the Board has so determined, in good faith, that cause exists, the Board shall have no obligation to terminate Mr. R. Lauren's employment if the Board determines in its sole discretion that such a decision not to terminate his employment is in our best interest.

Under the R. Lauren Employment Agreement, good reason is defined to mean: (A) a material diminution in Mr. R. Lauren's duties, assignment to him of a title or duties inconsistent with his position as our Executive Chairman of the Board and Chief Creative Officer, or a material diminution of his authority; (B) a material reduction in his salary; or (C) our failure to comply with any material provision of his employment agreement; provided that the events described in clauses (A), (B) and (C) above will not constitute good reason unless such diminution, reduction or failure (as applicable) has not been cured within 30 days after notice of such noncompliance has been given by Mr. R. Lauren to us.

If necessary to comply with Section 409A of the Code, any severance payments will be subject to a six-month delay in payment. The R. Lauren Employment



Agreement clarifies that settlement of any RPSUs or PSUs in the case of a termination due to disability may also be delayed to the extent required to comply with Section 409A of the Code.

Patrice Louvet. Under the Louvet Employment Agreement, if we terminate Mr. Louvet's employment for any reason other than death, disability, or cause (as defined in the Louvet Employment Agreement and as described below), or Mr. Louvet voluntarily terminates his employment for good reason (as defined in the Louvet Employment Agreement and as described below), he would be entitled to receive 400% of his base salary per year for a severance period equal to two years, payable in equal installments on a monthly basis. In addition, he will vest in any unvested portion of the Louvet-One-Time-Stock-Award (as defined in the Louvet Employment Agreement) with only service based vesting conditions as of the date of termination of his employment, and any unvested portion of the Louvet-One-Time-Stock Award with performance based vesting conditions held by him will vest at the end of the applicable performance period, subject to the Company meeting the applicable performance goals.

Mr. Louvet will also be entitled to continue his participation during the severance period in any group medical or dental insurance plans in which he participated prior to termination. In addition, he will be entitled to receive any unpaid annual bonus for the fiscal year ended prior to the date of termination.

If Mr. Louvet voluntarily terminates his employment without good reason, or if we terminate his employment for cause, he will be entitled to receive only his base salary through the date of termination and any unpaid annual bonus for the fiscal year ended prior to the date of termination. In the event of his termination due to his death or disability, he or his estate will be entitled to receive all payments due to him through the date of his death or termination due to disability, any unpaid annual bonus for the fiscal year ended prior to the date of termination and he shall also be entitled to have the Louvet-One-Time-Stock-Award be treated in the same manner as termination without cause, and he shall also receive a pro-rata EOAIP bonus for the year of termination based on actual performance.

If the Company terminates Mr. Louvet's employment without cause or he terminates his employment for

good reason, in either case within 12 months following a change in control (as defined in the Louvet Employment Agreement), then he will be entitled to receive a lump sum amount equal to the total amount of cash severance he would receive were his employment terminated without cause. In addition, any outstanding equity awards held by him will immediately vest (such immediate vesting shall also occur upon a termination of Mr. Louvet's employment in contemplation of a change in control, and the change in control then actually occurring). For purposes of such vesting, any performance-based equity awards would be treated as if the target performance level was achieved. Pursuant to the Louvet Employment Agreement, to the extent that the aggregate present value of any payments or benefits payable to him that constitute "parachute payments" under Section 280G of the Code (the "parachute amount") would exceed 2.99 times his "base amount" (as defined for purposes of Section 280G of the Code), then such payments and benefits shall be reduced to the extent necessary so that the parachute amount is equal to 2.99 times his base amount (provided, that no reduction shall apply if he would retain, on a net after-tax basis, a greater amount than he would have retained, on a net after-tax basis, after applying such reduction).

Under the Louvet Employment Agreement, the above described amounts and stock awards to be provided to him are subject to his compliance with the following restrictive covenants: (i) not to compete with us for one year following the termination of his employment; (ii) not to solicit any of our employees for two years following the termination of his employment; (iii) not to disparage us for seven years following the end of the employment term (and indefinitely with respect to Mr. R. Lauren and members of his family); and (iv) not to disclose any of our confidential information.

Under the Louvet Employment Agreement, cause is defined to mean: (1) the willful and continued failure by Mr. Louvet to substantially perform his duties hereunder after demand for substantial performance is delivered to him by us that specifically identifies the manner in which we believe he has not substantially performed his duties hereunder, (2) Mr. Louvet's conviction of, or plea of nolo contendere to, a crime (whether or not involving the Company) constituting any felony, (3) the willful engaging by Mr. Louvet in gross misconduct relating to his employment that is materially injurious to the



Company, monetarily or otherwise, or which subjects or if generally known would subject the Company to public ridicule. Notwithstanding the foregoing, his employment may be terminated for cause only by act of the Board and, in any event, his employment shall not be deemed to have been terminated for cause without (x) reasonable written notice to Mr. Louvet setting forth the reasons for the Company's intention to terminate for cause, (y) the opportunity to cure (if curable) within 30 days of such written notice, and (z) an opportunity for him, together with his counsel, to be heard by the Board.

Under the Louvet Employment Agreement, good reason is defined to mean a termination of employment by Mr. Louvet within one (1) year following the occurrence of (A) a material diminution in or adverse alteration to his title as CEO, base salary, benefits, position, or duties (provided that the exercise of Mr. R. Lauren of any authority permitted under the Louvet Employment Agreement shall not constitute a material diminution in, or material adverse alteration to, the Executive's "position" or "duties" for this purpose), (B) the relocation of his principal office outside the area which comprises a 50 mile radius from New York City, (C) a failure of the Company to comply with any material provision of the Louvet Employment Agreement, or (D) the Company requires the Executive to report to any person other than the current Executive Chairman or to the Board; provided, that the events described in clauses (A), (B), (C) and (D) above shall not constitute good reason (1) until Mr. Louvet provides written notice to the Company of the existence of such diminution, change, reduction, relocation or failure within 90 days of its occurrence and (2) unless such diminution, change, reduction or failure (as applicable) has not been cured within 30 days after written notice of such noncompliance has been given by Mr. Louvet to the Company.

If necessary to comply with Section 409A of the Code, any severance payments will be subject to a six-month delay in payment.

Jane Nielsen. Under the Nielsen Employment Agreement, if we terminate Ms. Nielsen's employment for any reason other than death, disability or cause (as defined in the Nielsen Employment Agreement and as described below), or she voluntarily terminates her employment for good reason (as defined in the Nielsen

Employment Agreement and as described below), she will be entitled to continue to receive, in accordance with our normal payroll practices, an amount equal to her base salary for a severance period equal to the longer of the balance of the term (up to a maximum of two years) and the one-year period commencing on the date of such termination, plus an amount, payable at the end of the severance period, equal to 175% of her base salary, plus a pro-rata EOAIP bonus for the year of termination based on actual performance. In addition, she will vest in any unvested stock options, RSUs and other equity awards with only service-based vesting conditions as of the date of termination of her employment, and any unvested equity awards with performance-based vesting conditions held by her will vest on their originally scheduled vesting date or dates, as applicable, subject to the Company meeting the applicable performance goals. Ms. Nielsen will also be entitled to continue her participation during the severance period in any group medical or dental insurance plans in which she participated prior to termination. In addition, Ms. Nielsen will be entitled to receive any unpaid annual bonus for the fiscal year ended prior to the date of termination.

If Ms. Nielsen voluntarily terminates her employment without good reason, or if we terminate her employment for cause, she will be entitled to receive only her base salary through the date of termination. In the event of her termination due to her death or disability, Ms. Nielsen or her estate will be entitled to receive all payments due to her through the date of her death or termination due to disability, and she shall also be entitled to have her equity awards be treated in the same manner as termination without cause, and she shall also receive a pro-rata EOAIP bonus for the year of termination based on actual performance.

If the Company terminates her employment without cause, or Ms. Nielsen voluntarily terminates her employment for good reason, in each case within 12 months following a change in control of the Company (as defined in the Nielsen Employment Agreement), then, in lieu of the foregoing amounts, she will be entitled to receive a lump sum amount, payable within 15 days after the termination of her employment, equal to two times the sum of her then current annual base salary and target bonus immediately prior to her termination. In addition, in such event, any unvested stock options, RSUs and other equity awards held by



Ms. Nielsen will immediately vest. In the case of any performance-based equity awards, the accelerated vesting would be calculated as if the target performance level was achieved. Under the Nielsen Employment Agreement, Ms. Nielsen shall also be

entitled to the above amounts if she is terminated by the Company without cause in contemplation of a change in control, and the change in control then actually occurs.

The above-described amounts and stock awards to be provided to her are subject to her compliance with the following restrictive covenants: (i) not to compete with us for one year following the termination of her employment; (ii) not to solicit any of our employees for one year following the termination of her employment; (iii) not to disparage us following the termination of her employment; and (iv) not to disclose any of our confidential information.

Under the Nielsen Employment Agreement, cause is defined as: (A) the willful and continued failure by Ms. Nielsen to substantially perform her duties hereunder after demand for substantial performance is delivered to her that specifically identifies the manner in which we believe she has not substantially performed her duties; (B) her conviction of, or plea of nolo contendere to, a crime (whether or not involving the Company) constituting any felony; (C) her willful engagement in gross misconduct relating to her employment that is materially injurious to the Company, monetarily or otherwise, or which subjects, or if generally known, would subject, the Company to public ridicule. Under this definition, no act, or failure to act, on Ms. Nielsen's part shall be considered "willful" unless done, or omitted to be done, by her not in good faith and without reasonable belief that her action or omission was in the best interest of the Company. Notwithstanding the foregoing, Ms. Nielsen's employment may be terminated for cause only upon (x) reasonable written notice to her setting forth the reasons for the Company's intention to terminate her for cause; (y) the opportunity to cure (if curable) within 30 days of such written notice; and (z) an opportunity for Ms. Nielsen, together with her counsel, to be heard by the Company.

Under the Nielsen Employment Agreement, good reason is defined as a termination of employment by

her within 60 days following the occurrence of: (A) a material diminution in or material adverse alteration to her title, base salary, annual bonus percentage, duties or position, provided that a removal of particular business units or functions from her purview, responsibility or management that does not alter her role as the Company's Executive Vice President, Chief Operating Officer and Chief Financial Officer shall not constitute a material diminution in or material adverse alteration to her position for this purpose; (B) the relocation of her principal office outside the area which comprises a 50 mile radius from New York City; (C) a failure of the Company to comply with any material provision of the Nielsen Employment Agreement; or (D) Ms. Nielsen being required to report to anyone other than the Chief Executive Officer or the Chairman, provided that the events described in clauses (A), (B), (C) and (D) above shall not constitute good reason (i) until Ms. Nielsen provides written notice to the Company of the existence of such diminution, alteration, relocation, failure or requirement within 90 days of the date she learned of its occurrence (or, if sooner, the date she would have learned of the occurrence had she exercised reasonable diligence); and (ii) unless such diminution, alteration, relocation, failure or requirement (as applicable) has not been cured within 30 days after written notice of such noncompliance has been given by Ms. Nielsen to the Company.

If necessary to comply with Section 409A of the Code, any severance payments will be subject to a six-month delay in payment.

Howard Smith. Mr. Smith's employment was terminated April 2, 2022. Mr. Smith received no severance in connection with the termination of his employment.

David Lauren. If we terminate Mr. D. Lauren not based on poor job performance and without just cause, he would be entitled to continue to receive, in accordance with our normal payroll practices, an amount equal to his base salary for a severance period of one year. Under the Company's severance pay plan for employees in the United States, just cause is defined to mean:

(1) Any act or omission by the employee resulting or intended to result in personal gain at the expense of the employer; (2) The performance by the employee of his or her employment duties in a manner deemed by the employer to be grossly negligent (3) The improper



disclosure by the employee of proprietary or confidential information or trade secrets of the Employer, or intellectual property which an employer is under a duty to protect, including software licensed to an Employer under agreements prohibiting disclosure; (4) Misconduct by the employee, including, but not limited to, fraud, falsification of employer records, failure to comply with employer policies, rules or guidelines (including a violation of the Employer's business code of conduct), harassment, excessive absenteeism, dishonesty, insubordination, theft, violent acts or threats of violence, or possession of alcohol or narcotics on the property of any employer, or the use of any of the Employer's property, facilities or services for illegal purposes; (5) Violation of any material written employer policy; or (6) The commission of an act by the

employee, whether or not performed in the workplace, which subjects, or if generally known, would subject any employer to public ridicule or embarrassment.

In connection with his receipt of severance, and per the Company's practice under its severance pay plan, Mr. D. Lauren would be required to comply with the following restrictive covenants: (i) not to solicit any of our employees for one year following the termination of his employment; (ii) not to disparage us following the termination of his employment; and (iii) not to disclose any of our confidential information.

If necessary to comply with Section 409A of the Code, any severance payments will be subject to a six-month delay in payment.



POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLES

The following tables reflect incremental payments and benefits that would be owed by the Company to each of our NEOs beyond what they had earned as of April 2, 2022 upon termination of their employment under certain circumstances or in the event of a change in control, assuming that:

- the NEO's employment terminated or, in the event of a change in control, such change in control occurred on April 2, 2022;

- the NEO's salary continues as it existed on April 2, 2022;

- the NEO's employment agreement, as applicable, and term as of April 2, 2022, applies;

- PSUs or PRSUs that are accelerated upon a change in control are deemed to do so at target;

- awards granted under the 2010 Stock Incentive Plan or 2019 Stock Incentive Plan held by participants

which are unexercisable or otherwise unvested shall automatically be deemed exercisable or otherwise vest immediately upon a qualifying termination in connection with a change in control in accordance with the terms of the 2010 Stock Incentive Plan and the 2019 Stock Incentive Plan;

- the stock price for the Class A Common Stock is $112.00 per share (the NYSE closing price of Class A Common Stock on April 1, 2022, the last business day of Fiscal 2022 on which there were sales of shares); and

- the bonus for the period March 27, 2021 through April 2, 2022 (as determined by the Talent Committee) has been earned by our NEOs as set forth in the "Summary Compensation Table."

The tables do not include non-qualified deferred compensation, if any, that would be paid to the NEOs, which is set forth in the "Non-Qualified Deferred Compensation" table.

Executive Chairman and Chief Creative Officer - Ralph Lauren

	Cash Severance - Base Salary[1] ($)	Cash Severance - Bonus ($)	Vesting of Equity Awards[2] ($)	Continuation of Other Benefits & Perquisites[3] ($)	Total ($)
By the Company for Cause/by the Executive Without Good Reason	—	—	—	—	—
By the Company Without Cause/by the Executive for Good Reason	3,500,000	18,740,440[4]	41,389,305[5]	1,073,958	64,703,703[6]

1. In the event of a termination by the Company without cause or by Mr. R. Lauren for good reason and pursuant to his employment agreement, we would provide a lump sum cash payment equal to two times his base salary, payable within 30 days following the date of termination.
2. Represents the value associated with the acceleration or continuation (as the case may be) of the vesting of equity awards. In the case of RSUs and PSUs (including associated dividend equivalent units on such award), the value was based on the NYSE closing price of Class A Common Stock on April 2, 2022, which was $112.00.
3. Represents the cost of providing welfare and medical benefits, office facilities and secretarial assistance, and the use of a car and driver through the applicable severance period.
4. Represents two times the average annual bonus paid to Mr. R. Lauren for the two fiscal years immediately preceding the year of termination excluding the Fiscal 2020 and Fiscal 2021 bonus per Amendment No. 1 to the Amended and Restated Employment Agreement dated June 17, 2020.
5. If maximum performance for PSUs is reached, the value would increase by $15,928,664.
6. In the event of a qualifying termination in connection with a change in control, no special change in control severance payment is payable to Mr. R. Lauren. If Mr. R. Lauren's employment were to be terminated by us without cause or if he terminates his employment for good reason following a change in control, Mr. R. Lauren would be entitled to the same amounts reflected above for "By the Company without Cause/By the Executive for Good Reason."



President and Chief Executive Officer - Patrice Louvet

	Cash Severance - Base Salary[1] ($)	Cash Severance - Bonus ($)	Vesting of Equity Awards[2] ($)	Continuation of Other Benefits & Perquisites[3] ($)	Total ($)
By the Company for Cause/by the Executive Without Good Reason	—	—	—	—	—
By the Company Without Cause/by the Executive for Good Reason	10,800,000	—	3,910,356	44,575	14,754,831
Death or Disability	—	—	23,249,893[4]	—	23,249,893
Change in Control with Termination	10,800,000	—	28,844,816	44,575	39,689,391

1. In the event of a termination by the Company without cause or by Mr. Louvet for good reason and pursuant to his employment agreement, we would provide a monthly cash payment equal to four times his monthly base salary for two years. In the event of a qualifying termination in connection with a change in control, we would provide a lump sum cash payment equal to four times his base salary for two years.
2. Represents the value associated with the acceleration or continuation (as the case may be) of the vesting of equity awards. In the case of RSUs, PSUs, and PRSUs, the value was based on the NYSE closing price of Class A Common Stock on April 2, 2022, which was $112.00.
3. Represents the cost of providing medical and dental benefits during applicable severance period.
4. If maximum performance for PSUs is reached, the value would increase by $3,767,381.

Chief Operating Officer and Chief Financial Officer - Jane Nielsen

	Cash Severance - Base Salary[1] ($)	Cash Severance - Bonus ($)	Vesting of Equity Awards[2] ($)	Continuation of Other Benefits & Perquisites[3] ($)	Total ($)
By the Company for Cause/by the Executive Without Good Reason	—	—	—	—	—
By the Company Without Cause/by the Executive for Good Reason	1,575,000	1,837,500[4]	13,284,768[5]	39,709	16,736,977
Death or Disability	—	—	13,284,768[5]	—	13,284,768
Change in Control with Termination	2,100,000	3,675,000[6]	13,284,768	39,709	19,099,477

1. In the event of a termination by the Company without cause or by Ms. Nielsen for good reason and pursuant to her employment agreement, we would continue to pay Ms. Nielsen for the longer of (a) the balance of her employment agreement (up to a maximum of two years) or (b) one year. In the event of a qualifying termination in connection with a change in control Ms. Nielsen would be entitled to a lump sum payment equal to two times her base salary.
2. Represents the value associated with the acceleration or continuation (as the case may be) of the vesting of equity awards. In the case of RSUs, PSUs and PRSUs, the value was based on the NYSE closing price of Class A Common Stock on April 2, 2022, which was $112.00.
3. Represents the cost of providing medical and dental benefits during applicable severance period.
4. Represents 175% of base salary.
5. If maximum performance for applicable PSUs is reached, the value would increase by $3,435,152.
6. Represents two times the target bonus in effect immediately prior to termination.



Chief Branding and Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and President of The Ralph Lauren Corporate Foundation - David Lauren

	Cash Severance - Base Salary ($)	Cash Severance - Bonus ($)	Vesting of Equity Awards[2] ($)	Continuation of Other Benefits & Perquisites ($)	Total ($)
By the Company for Just Cause/by the Executive	—	—	—	—	—
By the Company Without Just Cause[1]	950,000	—	—	—	950,000
Death or Disability	—	—	1,438,976[3]	—	1,438,976
Change in Control with Termination	950,000	—	1,890,672	—	2,840,672

1. In the event of a termination by the Company without just cause, we would continue to pay Mr. D. Lauren his base salary for one year.
2. Represents the value associated with the acceleration or continuation (as the case may be) of the vesting of equity awards. In the case of RSUs, PSUs and PRSUs the value was based on the NYSE closing price of Class A Common Stock on April 2, 2022, which was $112.00.
3. If maximum performance for applicable PSUs is reached, the value would increase by $286,272.

Former Chief Commercial Officer - Howard Smith

	Cash Severance - Base Salary ($)	Cash Severance - Bonus ($)	Vesting of Equity Awards ($)	Continuation of Other Benefits & Perquisites ($)	Total ($)
Per Separation Agreement	—	—	—	—	—



PAY RATIO DISCLOSURE

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, the following disclosure provides the relationship of the annual total compensation of our median employee to the annual total compensation of our CEO, Mr. Louvet. The following ratio, as of our last completed fiscal year, is a reasonable estimate calculated in a manner consistent with SEC rules which permit the use of estimates, assumptions, and adjustments, and is based on the following methodology.

- The annual total compensation of the median employee, other than Mr. Louvet, was $26,670.

- Mr. Louvet's annual total compensation was $18,553,058.

- The ratio of the annual total compensation of Mr. Louvet to the median of the annual total compensation of our employees is estimated to be 696 to 1.

Determination of the Median Employee

Under the rules, we are permitted to use the same median employee in calculating the pay ratio above as the median employee we identified in Fiscal 2021 for up to three years if there have been no changes that we reasonably believe would significantly affect this pay ratio disclosure. Based on an analysis of our global employee population, we believe that there have been changes in the compensation arrangements for our employee population due to the impact of the COVID-19 pandemic in Fiscal 2021 when reviewed against Fiscal 2022 that would result in a change to the pay ratio disclosure. Therefore, to calculate the pay ratio disclosure for Fiscal 2022, we are selecting a new median employee using the methodology described below.

We selected February 28, 2022 as the date on which to determine our median employee. Including all full-time, part-time, temporary, and seasonal employees, our workforce was comprised of 21,314 employees in 30 countries globally. None of the permitted exemptions under the SEC rules were used.

Our employees work in various locations, with a large portion of employees in stores on a part-time or seasonal basis. These roles are critical to our business as they allow us the flexibility to best address our customer demands. At the Company, it is important to provide flexible work opportunities for our employees, so they can balance work with other life commitments.

We utilized annualized total cash received as compiled from our payroll records to identify the median employee. Annualized total cash received includes wages, bonuses, commissions, and overtime paid. Compensation in foreign currencies was converted to USD based on exchange rates used in our financial reporting.

We determined the estimated median based upon total cash received and selected a small group of employees around this estimated median. We then chose a median employee whom we felt was reasonably representative of our median employee.

Calculation of Annual Total Compensation

For purposes of the pay ratio, both the CEO and median employee's annual total compensation were calculated consistent with the disclosure requirements under the Summary Compensation Table.



CERTAIN RELATIONSHIPS, TRANSACTIONS, AND LEGAL PROCEEDINGS

We have adopted a written related party transactions policy detailing the policies and procedures relating to transactions which may present actual, potential, or perceived conflicts of interest and may raise questions as to whether such transactions are consistent with the best interests of us and our stockholders. The Nominating Committee must review and approve or ratify any deemed related party transaction proposed to be entered into by our executive officers or directors.

Under our related party transactions policy, any relationship, arrangement or transactions between us and (i) a director, (ii) an executive officer, (iii) a person known by us to be a beneficial owner of more than 5% of our Common Stock, or (iv) a person known by us to be an immediate family member of any of the foregoing (each of the foregoing clauses (i)-(iv) a "Related Party"), is deemed to be a related party transaction. Under our related party transactions policy, the following transactions are not deemed to be a related party transaction:

- Any transaction that involves the providing of compensation to a director or executive officer for his or her services in that capacity.

- Any transaction in which the aggregate amount involved is expected to be less than $120,000.

- Any transaction between us and any entity in which a Related Party has a relationship solely as an employee (other than an executive officer), director or beneficial owner of less than 10% of such entity's equity, if the aggregate amount involved does not exceed the greater of $1 million or 2% of the other entity's total annual revenues.

- Any transaction where the Related Party's interest arises solely from the ownership of our Common Stock and all holders of our Common Stock receive the same benefit on a pro-rata basis (e.g., dividends).

- Any transaction with a Related Party involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.

- Any transaction with a Related Party involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture or similar services.

REGISTRATION RIGHTS AGREEMENT

We and certain of the Lauren Family Members (as defined below) are parties to a Registration Rights Agreement entered into on June 9, 1997 pursuant to which the Lauren Family Members have certain demand registration rights in respect of shares of Class A Common Stock (including the shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock held by them). The Lauren Family Members may make a demand to register their shares once every nine months. The Lauren Family Members also have an unlimited number of piggyback registration rights in respect of their shares. The piggyback registration rights allow the holders to include all or a portion of the shares of Class A Common Stock issuable upon conversion of their shares of Class B Common Stock under any registration statement filed by us, subject to certain limitations.

We are required to pay all expenses (other than underwriting discounts and commissions of the Lauren Family Members and taxes payable by the Lauren Family Members) in connection with any demand registration, as well as any registration pursuant to the exercise of piggyback rights. We must also indemnify the Lauren Family Members and any underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

As used in this Proxy Statement, the term "Lauren Family Members" includes only the following persons: (i) Ralph Lauren and his estate, guardian, conservator or committee; (ii) the spouse of Mr. R. Lauren and her estate, guardian, conservator or committee; (iii) each descendant of Mr. R. Lauren (a "Lauren Descendant") and their respective estates, guardians, conservators or committees; (iv) each Family Controlled Entity (as defined below); and (v) the trustees, in their respective capacities as such, of each Lauren Family Trust (as defined below). The term "Family Controlled Entity" means (i) any not-for-profit corporation if at least a majority of its board of directors is composed of Mr. R. Lauren, Mr. R. Lauren's spouse and/or Lauren Descendants; (ii) any other corporation if at least a majority of the value of its outstanding equity is owned



by Lauren Family Members; (iii) any partnership if at least a majority of the economic interest of its partnership interests are owned by Lauren Family Members; and (iv) any limited liability or similar company if at least a majority of the economic interest in the company is owned by Lauren Family Members. The term "Lauren Family Trust" includes trusts, the primary beneficiaries of which are Mr. R. Lauren, Mr. R. Lauren's spouse, Lauren Descendants, Mr. R. Lauren's siblings, spouses of Lauren Descendants and their respective estates, guardians, conservator or committees and/or charitable organizations, provided that if the trust is a wholly charitable trust, at least a majority of the trustees of such trust consist of Mr. R. Lauren, the spouse of Mr. R. Lauren and/or Lauren Family Members.

OTHER AGREEMENTS, TRANSACTIONS, AND RELATIONSHIPS

In connection with the reorganization that preceded our initial public offering in June 1997, we and our stockholders entered into a stockholders' agreement (the "Stockholders' Agreement") which sets forth certain voting and other agreements for the period prior to completion of the initial public offering. All of the provisions of the Stockholders' Agreement terminated upon completion of the initial public offering, except for certain provisions relating to certain tax matters with respect to our predecessor entities, certain restrictions on transfers of shares of Common Stock and indemnification and exculpation provisions.

We have entered into indemnification agreements with each of our directors and certain executives. The indemnification agreements require, among other things, that we indemnify our directors and some executives against certain liabilities and associated expenses arising from their service as our directors and executives and reimburse certain related legal and other expenses. In the event of our change in control (as defined therein), we will, upon request by an indemnitee under the agreements, create and fund a trust for the benefit of such indemnitee sufficient to satisfy reasonably anticipated claims for indemnification.

Under our Code of Business Conduct and Ethics, all of our employees and officers are required to promptly report any potential relationships, actions, or transactions, including those involving immediate family members, which reasonably could be expected to give rise to a conflict of interest to their manager and our legal department. In addition, employees who intend to seek additional employment of any kind while remaining our employee are required to notify their managers of their interest and obtain approval from them before accepting such other employment. Our directors are required to disclose any actual or potential conflicts of interest to the Executive Chairman of the Board and our Chief Legal Officer. All directors are required to recuse themselves from any Board discussion or decision affecting their personal, business, or professional interests.

In connection with our adoption of the "RRL" trademarks, pursuant to an agreement with us, Mr. R. Lauren retained the royalty-free right to use as trademarks "Ralph Lauren," "Double RL" and "RRL" in perpetuity in connection with, among other things, beef and living animals. The trademarks "Double RL" and "RRL" are currently used by the Double RL Company, an entity wholly owned by Mr. R. Lauren. In addition, Mr. R. Lauren has reserved the right to engage in personal projects involving non-Company related film or theatrical productions through RRL Productions, Inc., a company wholly-owned by Mr. R. Lauren.

Jerome Lauren, the brother of Mr. R. Lauren, served as our Executive Vice President of Men's Design until September 2016. Beginning in October 2016, the Company engaged J. Lauren as a consultant. In his role as a consultant to the Company, J. Lauren was compensated by the Company in the approximate amount of $2,047,990 in Fiscal 2022 in exchange for services rendered. Mr. D. Lauren, our Chief Branding & Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and President of The Ralph Lauren Corporate Foundation, is Mr. R. Lauren's son. Information regarding Mr. D. Lauren's compensation and stock-based awards may be found under the "Executive Compensation Matters" section of this Proxy Statement.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

In November 2017, SAP brought a lawsuit against Ms. Debra Cupp, alleging that she breached confidentiality and non-competition provisions of her employment agreement with SAP. Ms. Cupp denied those allegations and Ms. Cupp and SAP agreed to settle the case.



Ms. Cupp consented to the entry of a Consent Order, enforcing the terms of her employment agreement, enjoining her, for a 12-month period following her departure from SAP, from providing certain services relating to her prior work at SAP and taking certain actions relating to soliciting SAP employees.



(PROPOSAL 2) RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed Ernst & Young LLP ("Ernst & Young") as our independent registered public accounting firm to audit our financial statements and our subsidiaries for Fiscal 2023. A resolution will be presented at the meeting to ratify their appointment.

Ernst & Young has served continuously as our auditors since 2008. All services provided by Ernst & Young, our independent registered public accounting firm for Fiscal 2022, have been reviewed with the Audit Committee to confirm that the performance of such services was consistent with the regulatory requirements for auditor independence.

Independent Auditor Fees

The Audit Committee has adopted a policy governing the pre-approval by the Audit Committee of all services, audit and non-audit, to be provided to us by our independent registered public accounting firm. Under the policy, the Audit Committee has generally pre-approved the provision by our independent registered public accounting firm of specific audit, audit-related, tax and other non-audit services, subject to the fee limits established from time to time by the Audit Committee, as being consistent with auditor independence. The provision of all other services, and all generally pre-approved services in excess of the applicable fee limits, by the independent registered public accounting firm must be specifically pre-approved by the Audit Committee on a case-by-case basis. Our Chief Financial Officer is required to determine if any request or application for services proposed to be performed by the independent registered public accounting firm has the general pre-approval of the Audit Committee, and the Audit Committee must be updated at each regularly scheduled meeting of the generally pre-approved services performed by the independent registered public accounting firm since the Audit Committee's last regularly scheduled meeting. Requests or applications to provide services that require the specific pre-approval of

the Audit Committee must be submitted to the Audit Committee by both the independent registered public accounting firm and our Chief Financial Officer, and both must advise the Audit Committee as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence. The Audit Committee may delegate either type of pre-approval authority to one or more of its members, and has currently delegated such authority to the Audit Committee's Chair. All pre-approved decisions made by the delegated member or members must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee approves the professional services rendered for us by Ernst & Young, including associated fees and the general reimbursement by the Company for expenses incurred in connection with these services. Aggregate fees for professional services rendered for us by Ernst & Young for Fiscal 2022 and Fiscal 2021 were:

	Fiscal 2022	Fiscal 2021
Audit fees	$ 5,355,100	$ 4,985,100
Audit-related fees	480,300	559,600
Tax fees	2,925,600	2,580,300
All other fees	—	—
Total	$ 8,761,000	$ 8,125,000

- **Audit Fees.** Audit fees are fees billed for professional services for the audit of our annual financial statements and internal control over financial reporting. Audit fees also include fees billed for professional services for the review of financial statements included in our Quarterly Reports on Form 10-Q and for services that are normally provided in connection with statutory and regulatory filings or engagements.

- **Audit-related Fees.** Audit-related fees are fees billed for assurance and related services that are related to the performance of the audit or review of our financial statements. These services include contractually agreed-upon audits and accounting consultations.

- **Tax Fees.** Tax fees are fees billed for tax advice and consulting, tax compliance and tax due diligence services.



- **All Other Fees.** All other fees are fees billed for any services that did not constitute audit fees, audit-related fees or tax fees. No such services were provided to us in Fiscal 2022 or Fiscal 2021.

Representatives from Ernst & Young will be present at the meeting, will have the opportunity to make a statement and will be available to respond to appropriate questions by stockholders.

The affirmative vote of a majority of the total votes cast at the 2022 Annual Meeting and entitled to vote is needed to ratify Ernst & Young's appointment. If the stockholders do not ratify the appointment of Ernst & Young, the selection of the independent auditor will be reconsidered by the Audit Committee of the Board.

OUR BOARD RECOMMENDS A VOTE FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2023.



(PROPOSAL 3)
ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act and the related rules of the SEC, a resolution will be presented at the 2022 Annual Meeting to enable our stockholders to approve, on a discretionary and non-binding basis, the compensation of our NEOs and our compensation philosophy, policies and practices as disclosed in the "Compensation Discussion and Analysis," the accompanying compensation tables, and the related narrative disclosure in this Proxy Statement.

This proposal, commonly known as a Say-on-Pay proposal, gives our stockholders the opportunity to express their views on our NEOs' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies, and practices described in this Proxy Statement. Accordingly, you may vote on the following resolution at the 2022 Annual Meeting:

"RESOLVED, that the stockholders approve, on an advisory basis, our NEOs' compensation and our compensation philosophy, policies and practices as described in the "Compensation Discussion and Analysis"."

In considering their vote, stockholders are encouraged to read the "Compensation Discussion and Analysis," the accompanying compensation tables, and the related narrative disclosure. Although this vote is advisory, and therefore nonbinding, the Board and the Talent Committee expect to take into account the outcome of the vote when considering future executive compensation decisions, to the extent that they can determine the cause or causes of any significant negative voting results.

As described in detail under "Compensation Discussion and Analysis," our compensation programs are designed to motivate our executives to achieve excellent results for us. We believe that our compensation program, with our balance of base salary, performance-based cash bonuses, and performance conditions for equity awards, encourages and rewards sustained performance that is aligned with long-term stockholder interests.

OUR BOARD RECOMMENDS A VOTE FOR THE PROPOSAL, ON AN ADVISORY BASIS, APPROVING THE COMPENSATION OF OUR NEOs AND OUR COMPENSATION PHILOSOPHY, POLICIES, AND PRACTICES AS DESCRIBED HEREIN.



QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Why did I receive these proxy materials?

You received these proxy materials because you were a stockholder of the Company on June 6, 2022, the record date (the "Record Date") for the Annual Meeting of the Company's Stockholders to be held on August 4, 2022 (the "2022 Annual Meeting" or "Meeting"). At the 2022 Annual Meeting, stockholders will be asked to vote on several items of business. Since it is not practical or convenient for all stockholders to participate in our live Meeting webcast, our Board of Directors (the "Board") is seeking your proxy to vote on these matters.

How do I participate in the Company's 2022 Annual Meeting of Stockholders?

For the fourth year, the 2022 Annual Meeting will be conducted exclusively virtually via live webcast at *www.virtualshareholdermeeting.com/RL2022,* (the "Annual Meeting Website"), in a fashion similar to our prior in-person meetings. We are committed to our Next Great Chapter Strategic Plan and "Leading with Digital" and our sustainability and citizenship goals and believe a virtual stockholders meeting best encompasses these objectives while also ensuring access for all stockholders. For the fourth year, all stockholders, regardless of size, resources, or physical location, eligible to attend the 2022 Annual Meeting will be able to participate via webcast and will be able to communicate with us and ask questions before and during the Meeting.

How can I ask questions during the Meeting?

As part of the Annual Meeting, we will hold a live webcast Q&A session, during which we intend to answer all questions submitted before or during the Meeting in accordance with the Meeting's Rules of Conduct (available on the Annual Meeting Website) which are pertinent to the Company and the Meeting matters, as time permits. Consistent with our prior in-person annual meetings, all questions submitted in accordance with the Rules of Conduct will be generally addressed in the order received and we limit each stockholder to one question in order to allow us to answer questions from as many stockholders as possible. Answers to any such questions that are not addressed during the Meeting will be published following the meeting on *http://investor.ralphlauren.com.* Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once. Questions regarding personal matters, including general economic, political, or product questions, that are not directly related to the business of the Company are not pertinent to Meeting matters and therefore will not be answered. If there are matters of individual concern to a stockholder and not of general concern to all stockholders, or if a question posed was not otherwise answered, we provide an opportunity for stockholders to contact us separately after the Meeting through our Investor Relations website *http://investor.ralphlauren.com*.

Questions may be submitted prior to the Meeting at *www.proxyvote.com* or you may submit questions in real time during the Meeting using our Annual Meeting Website. Please note that stockholders will need their unique control number that appears on their Notice of Internet Availability, the proxy card (printed in the box and marked by the arrow), and the instructions that accompanied the proxy materials in order to access these sites. Beneficial stockholders who do not have a control number may gain access to the meeting by logging into their broker, brokerage firm, bank, or other nominee's website and selecting the stockholder communications mailbox to link through to the Meeting. Instructions should also be provided on the voting instruction card provided by your broker, brokerage firm, bank, or other nominee.

We want to be sure that all our stockholders are afforded the same rights and opportunities to participate as they would at an in-person meeting, so all of our Board members and executive officers are expected to join the Meeting and be available for questions, and we are committed to acknowledging each relevant question we receive pursuant to our Rules of Conduct (available on the Annual Meeting Website). If you are eligible to attend the 2022 Annual Meeting, but cannot submit your question using *www.proxyvote.com* or the Annual Meeting Website, please contact our Investor Relations Department at (212) 813-7868 for accommodations.



What can I do if I need technical assistance during the Meeting?

If you encounter any difficulties accessing the virtual Meeting webcast, please call the technical support number that will be posted on the Annual Meeting Website login page.

If I can't participate in the live Meeting webcast, can I vote or listen to it later?

You may vote your shares electronically before the meeting by visiting *www.proxyvote.com* and following the instructions on your proxy card. You do not need to access the Meeting webcast to vote if you submitted your vote via proxy in advance of the Meeting. An audio replay of the Meeting, including the questions answered during the meeting, will be available on *http:// investor.ralphlauren.com* until the 2023 Annual Meeting of Stockholders. Additional information about how to vote your shares and participate in our Meeting webcast can be found in the General Information section of this Proxy Statement.

What is the "Notice and Access" model and why did the Company elect to use it?

We are making the proxy materials available to stockholders on the Internet under the Securities and Exchange Commission's ("SEC") Notice and Access model. On or about June 24, 2022, we will mail to all stockholders a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") in lieu of mailing a full printed set of the proxy materials. Accordingly, our proxy materials are first being made available to our stockholders on our website, *http:// investor.ralphlauren.com*, on or about June 24, 2022. The Notice of Internet Availability includes instructions for accessing the proxy materials and voting by telephone or on the Internet. You will also find instructions for requesting a full printed set of the proxy materials in the Notice of Internet Availability.

We believe the electronic method of delivery under the Notice of Internet Availability model will decrease postage and printing expenses, expedite delivery of proxy materials to you and reduce our environmental impact, and we encourage you to take advantage of the availability of the proxy materials on the Internet. If you received the Notice of Internet Availability but would like to receive a full printed set of the proxy materials in the mail, you may follow the instructions in the Notice of Internet Availability for requesting such materials.

How can I get electronic access to the proxy materials?

The Notice of Internet Availability will provide you with instructions for viewing our proxy materials for the 2022 Annual Meeting on the Internet using *www.proxyvote.com* and requesting that we send proxy materials to you by email. The proxy materials are also available on our website at *http:// investor.ralphlauren.com* or on our Annual Meeting Website.

Who is entitled to vote?

Only holders of record of shares of our Class A Common Stock and Class B Common Stock (together, the "Common Stock") at the close of business on the Record Date are entitled to notice of, and to vote at, the 2022 Annual Meeting and adjournments or postponements thereof. In accordance with Delaware law, a list of stockholders entitled to vote at the meeting will be available for inspection by appointment at the Company's headquarters 10 days prior to the 2022 Annual Meeting and in electronic form on the day of the 2022 Annual Meeting at *www.virtualshareholdermeeting.com/RL2022*. The presence, in person or by proxy, of the holders of one-third of the total number of shares of Common Stock outstanding on the Record Date will constitute a quorum for the transaction of business at the 2022 Annual Meeting.

On the Record Date, there were 44,827,865 outstanding shares of Class A Common Stock and 24,881,276 outstanding shares of Class B Common Stock. Except for the election of directors, the Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented for the consideration of our stockholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes. The Class A Common Stock is publicly traded on the New York Stock Exchange ("NYSE") under the symbol "RL." The Class B Common Stock is owned by Ralph Lauren and entities owned by, or established for the benefit of, Mr. R. Lauren, or members of his family.

What is the difference between a "stockholder of record" and a stockholder who holds stock in "street name?"

If you hold shares of the Company directly in your name with our transfer agent, Computershare, you are a



"stockholder of record" or "registered stockholder." The Notice of Internet Availability has been sent directly to you by the Company or by our representative.

If you own your shares indirectly through a broker, brokerage firm, bank, or other financial institution, your shares are said to be held in "street name." Technically, your bank or broker will vote those shares. In this case, the Notice of Internet Availability has been forwarded to you by your broker, brokerage firm, bank, other financial institution, or other designated representative. Through this process, your bank or broker collects voting instructions from all of its customers who hold shares of the Company and then submits those votes to us.

What are broker discretionary voting and broker non-votes?

For shares held in "street name," when a broker or bank does not receive voting instructions from its customers, the question arises whether the broker or bank nonetheless has the discretion to vote those shares.

For routine matters, the NYSE gives brokers and banks the discretion to vote, even if they have not received voting instructions from their customers or the "beneficial owners" of such shares. In this Proxy Statement, only the ratification of our independent registered public accounting firm, Ernst & Young LLP

("Ernst & Young") (Proposal 2), is a matter considered routine by the NYSE.

For non-routine matters, the NYSE prohibits brokers and banks from casting votes on behalf of the beneficial owners if they have not received voting instructions. When the bank or broker is unable to vote under these rules, it reports the number of unvoted shares to us as "broker non-votes." In this Proxy Statement, the election of directors (Proposal 1) and the advisory vote on executive compensation (Proposal 3) are matters considered non-routine by the NYSE. As a result, on each of these items, if you hold your shares in street name, your shares will be voted only if you give instructions to your bank or broker.

What are my voting options and what vote is needed to pass the proposals included in this Proxy Statement?

Only votes cast "FOR" a nominee will be counted in the election of directors. Votes that are withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees. You have the right to vote "FOR" or "AGAINST," or to "ABSTAIN" from voting in connection with Proposals 2 and 3. The following table summarizes each proposal, the Board's recommendation, the affirmative vote required for approval and whether broker discretionary voting is allowed.



Proposal Number	Proposal	Board Recommendation	Affirmative Vote Required for Approval	Broker Discretionary Voting Allowed
1	**Election of Directors:** • Three directors (the "Class A Directors") will be elected by a plurality vote of the shares of Class A Common Stock present in person or by proxy at the 2022 Annual Meeting and eligible to vote. • Nine directors (the "Class B Directors") will be elected by a plurality vote of the shares of Class B Common Stock present in person or by proxy at the 2022 Annual Meeting and eligible to vote.	**FOR ALL**	Plurality vote	No
2	Ratification of the appointment of Ernst & Young as our independent registered public accounting firm for Fiscal 2023.	**FOR**	Majority of votes cast	Yes
3	Approval, on an advisory basis, of the compensation of our named executive officers and our compensation philosophy, policies and practices.	**FOR**	Majority of votes cast	No

How will broker non-votes and abstentions be counted?

Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. Only "FOR" and "AGAINST" votes are counted for purposes of determining the votes cast in connection with each proposal. Therefore, broker non-votes and abstentions will not be counted as a vote "FOR" the election of directors in Proposal 1 and will have no effect on determining whether the affirmative vote constitutes a majority of the votes cast with respect to Proposal 3 and, in the case of abstentions, Proposal 2. Because brokers are entitled to vote on Proposal 2, we do not anticipate any broker non-votes with respect to this proposal.



ADDITIONAL MATTERS

PROXY PROCEDURE AND EXPENSES OF SOLICITATION

We will retain an independent tabulator to receive and tabulate the proxies and independent inspectors of election to certify the results.

All expenses incurred in connection with the solicitation of proxies will be borne by us. We will reimburse brokers, fiduciaries, custodians and other nominees for their costs in forwarding proxy materials to beneficial owners of Common Stock held in their names.

Solicitation may be undertaken by mail, telephone, personal contact or other similar means by our directors, officers, and employees without additional compensation. In addition, we have engaged the firm of Okapi Partners to assist in the solicitation of proxies for the Meeting and will pay Okapi Partners a fee of approximately $18,000 plus reimbursement of out-of-pocket expenses. The address of Okapi Partners is 1212 Avenue of the Americas, 24th Floor, New York, New York 10036. If you need assistance in completing your proxy card or voting by telephone or on the Internet, or have questions regarding the 2022 Annual Meeting of Stockholders, please contact Okapi Partners at (877) 274-8654 or by email at info@okapipartners.com.

STOCKHOLDER PROPOSALS FOR THE 2023 ANNUAL MEETING OF STOCKHOLDERS

Stockholders intending to present a proposal at the 2023 Annual Meeting of Stockholders and have it included in our proxy statement for that meeting must submit the proposal in writing to Ralph Lauren Corporation, Attention: Corporate Secretary/Legal Department, 100 Metro Boulevard, Nutley, NJ 07110. We must receive such proposals no later than February 24, 2023. It is suggested that proposals be submitted by certified mail, return receipt requested.

Stockholders intending to present a proposal at the 2023 Annual Meeting of Stockholders without inclusion of the proposal in our proxy statement, or to nominate a person for election as a director, must comply with the requirements set forth in our By-laws. The By-laws

require, among other things, that a stockholder's notice of such proposal or nomination be delivered personally or mailed to, and received at the office of the Company, addressed to the Corporate Secretary, by no earlier than 90 days and no later than 60 days before the first anniversary of the date of the prior year's annual meeting of stockholders; provided, however, if (i) the annual meeting of stockholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year's annual meeting of stockholders or (ii) no annual meeting was held during the prior year, the notice must be received (x) no earlier than 90 days before such annual meeting and (y) no later than the later of 60 days before such annual meeting and the tenth day after the notice of such annual meeting was made.

A stockholder's notice to us must include the information required under our By-laws, including a full description of such proposal (including all information that would be required in connection with such proposal under the SEC's proxy rules if such proposal were the subject of a proxy solicitation and the written consent of each nominee for election to the Board named therein (if any) to serve if elected) and the name, address and number of shares of Common Stock held of record or beneficially as of the record date for such meeting by the person proposing to bring such proposal before the meeting.

Nothing in this section shall be interpreted or construed to require the inclusion of information about any stockholder proposal in our Proxy Statement.

DELIVERY OF STOCKHOLDERS' MATERIALS AND HOUSEHOLDING

You can help us to save further printing and mailing expenses by consenting to receive notices and other materials electronically. If you are a stockholder of record, you may sign up for this service by checking the appropriate box on the accompanying proxy card. If you hold your shares through a bank, broker, brokerage firm, or other holder of record, contact the record holder for information regarding electronic delivery of materials. Your consent to electronic delivery will remain in effect until you revoke it. If you choose electronic delivery, you may incur costs, such as telephone and Internet access charges, for which you will be solely responsible.



The SEC allows us to deliver a single copy of proxy materials to an address shared by two or more stockholders, unless the stockholders instruct us to the contrary. This delivery method, referred to as "householding," can result in significant cost savings for us. We will promptly provide you another copy of these materials, without charge, upon written request to our Investor Relations Department, 650 Madison Avenue, New York, New York 10022. Our Investor Relations Department can be reached at (212) 813-7868.

Stockholders of record sharing an address who receive multiple copies of proxy materials and wish to receive a single copy of such materials in the future should submit their request to us in the same manner. If you are the beneficial owner, but not the record holder, of our shares and wish to receive only one copy of the Proxy Statement related materials in the future, you need to contact your bank, broker, brokerage firm or other nominee to request that only a single copy of each document be mailed to all stockholders at the shared address.

OTHER BUSINESS

As of the date of this Proxy Statement, the Board knows of no matters other than those referred to in the accompanying Notice of Annual Meeting of Stockholders that may properly come before the meeting. If any stockholder proposal or other matter were to properly come before the meeting, including voting for the election of any person as a director in place of a nominee named herein who becomes unable to serve or for good cause will not serve or voting on a proposal omitted from this Proxy Statement pursuant to the rules of the SEC, all proxies received will be voted in accordance with the discretion of the proxy holders, unless a stockholder specifies otherwise in his or her proxy.

The form of proxy and the Proxy Statement have been approved by the Board and are being delivered to stockholders by its authority.

Ralph Lauren
Executive Chairman and Chief Creative Officer
New York, New York
June 24, 2022



APPENDIX A

RALPH LAUREN CORPORATION DEFINITION OF "INDEPENDENT" DIRECTORS

The Board has established these guidelines to assist it in determining whether or not directors have a material relationship with us for purposes of determining independence under the NYSE Corporate Governance Rules. In each case, the Board will broadly consider all relevant facts and circumstances and shall apply the following standards (in accordance with the guidance, and subject to the exceptions provided by, the NYSE in its Commentary to its Corporate Governance Rules where applicable).

1. **Employment and Commercial Relationships Affecting Independence.**

   A director will not be independent if: (i) the director is, or has been within the last three years, an employee of the Company or any member of the Lauren Group; (ii) an immediate family member of the director is, or has been within the last three years, an executive officer of the Company; (iii) (A) the director or an immediate family member is a current partner of a firm that is the Company's internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed Company's audit within that time; (iv) the director has received, or has an immediate family member who has received, during any 12 month period within the last three years, more than $120,000 in direct compensation from the Company or any member of the Lauren Group, other than (x) director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and (y) compensation received by an immediate family member for service as an employee of the Company

(other than as an executive officer); (v) the director or an immediate family member of the director is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee; or (vi) the director is a current employee, or an immediate family member of the director is a current executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

In addition, a director will not be independent if his or her spouse, parent, sibling, or child is employed by us.

2. **Relationships Not Deemed to Impair Independence.**

   Subject to Section (1) above, the following relationships are not deemed to be material relationships that would impair a director's independence.

   Non-management Directors. The director is a non-management director of another company that does business with us.

   Commercial Relationships. The director is an employee or executive officer, or an immediate family member of the director is an executive officer, of another company that does business with us; provided in either case that:

   (i) such business was entered into in the ordinary course of our business and on substantially the same terms as those prevailing at the time for comparable business with unaffiliated third parties; and

   (ii) termination of the relationship in the normal course of business would not reasonably be expected to have a material adverse effect on the financial condition, results of operations or business of the other company.

   Tax-Exempt Organization Relationships. The director (or an immediate family member of the director) serves as a director, officer, or trustee of a



tax-exempt organization, and the Company's discretionary charitable contributions to the organization do not exceed the greater of $1 million or 2% of the organization's aggregate annual charitable receipts during the organization's preceding fiscal year. (Any automatic matching by the Company of employee charitable contributions are not included in the Company's contributions for this purpose.)

3. **Disclosure.**

For relationships that are either not covered by, or do not satisfy, these guidelines, the determination of whether the relationship is material or not, and therefore whether the director would be independent or not, shall be made by the directors satisfying all the independence guidelines set forth above. We will explain in our next proxy statement thereafter the basis for any Board determination that any such relationship was immaterial.

4. **Definitions.**

For purposes of these guidelines, the (i) term "immediate family member" shall have the meaning ascribed to it by the NYSE Corporate Governance Rules (including the Commentary thereto), (ii) the term "the Company" includes any entity in our consolidated group, (iii) the "Lauren Group" consists of Ralph Lauren, any member of his immediate family or any entity controlled by Ralph Lauren or members of his immediate family, and (iv) the term "executive officer" has the same meaning specified for the term "officer" in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended.



APPENDIX B

RECONCILIATION OF CERTAIN NON-U.S. GAAP FINANCIAL MEASURES*

The following tables reconcile certain financial measures disclosed within this Proxy Statement for the fiscal periods presented, including the Company's return on invested capital ("ROIC") as approved by the Company's Talent Committee.

	Fiscal Year Ended						
	April 2, 2022						
	Net Revenues	Gross Profit	Gross Profit Margin	Operating Income	Operating Margin	NIBT[a]	Dilutive EPS[b]
	(millions)			(millions)		(millions)	
As Reported (GAAP basis)	$ 6,218.5	$ 4,147.5	66.7%	$798.4	12.8%	$754.6	$ 8.07
Non-routine inventory benefits	—	(13.3)		(13.3)		(13.3)	(0.13)
Non-routine bad debt expense, net	—	—		2.4		2.4	0.02
Restructuring and other charges, net	—	—		22.2		22.2	0.21
Impairment of assets	—	—		21.3		21.3	0.20
As Adjusted (Non-GAAP basis for earnings press release)[c]	$ 6,218.5	$ 4,134.2	66.5%	$ 831.0	13.4%	$787.2	$ 8.38

	Fiscal Year Ended						
	March 27, 2021						
	Net Revenues	Gross Profit	Gross Profit Margin	Operating Income (Loss)	Operating Margin	NIBT[a]	Dilutive EPS[b]
	(millions)			(millions)		(millions)	
As Reported (GAAP basis)	$4,400.8	$ 2,861.4	65.0%	$ (43.6)	(1.0%)	$ (74.8)	$ (1.65)
Non-routine inventory charges	—	29.3		29.3		29.3	0.31
Non-routine bad debt reversals	—	—		(41.4)		(41.4)	(0.44)
Restructuring and other charges, net	—	—		170.5		170.5	1.82
Impairment of assets	—	—		96.0		96.0	1.02
Income tax expense associated with one-time tax events	—	—		—		—	0.64
As Adjusted (Non-GAAP basis for earnings press release)[c]	$4,400.8	$2,890.7	65.7%	$ 210.8	4.8%	$ 179.6	$ 1.70

---

*   Defined terms used herein are consistent with those used in the accompanying Proxy Statement.



	Fiscal Year Ended						
	March 28, 2020						
	Net Revenues	**Gross Profit**	**Gross Profit Margin**	**Operating Income**	**Operating Margin**	**NIBT[a]**	**Dilutive EPS[b]**
	(millions)			(millions)		(millions)	
As Reported (GAAP basis)	$6,159.8	$3,653.3	59.3%	$317.0	5.1%	$326.4	$4.98
Non-routine inventory charges	—	159.5		159.5		159.5	1.57
Non-routine bad debt expense	—	—		56.4		56.4	0.56
Restructuring and other charges, net	—	—		67.2		67.2	0.66
Impairment of assets	—	—		31.6		38.7	0.38
Income tax benefit associated with one-time tax events	—	—		—		—	(1.59)
As Adjusted (Non-GAAP basis for earnings press release)[c]	$6,159.8	$3,812.8	61.9%	$631.7	10.3%	$648.2	$6.56
Other operational charges, net of tax[d]							1.36
As Adjusted (Non-GAAP basis for compensation payout)							$7.92

(a) NBIT = Net Income (Loss) Before Income Taxes
(b) Dilutive EPS = Dilutive Earnings (Loss) Per Share
(c) Fiscal 2022, Fiscal 2021, and Fiscal 2020 adjusted balances as previously disclosed in the Company's earnings press releases filed as Exhibit 99.1 to the Form 8-Ks filed on May 24, 2022, May 20, 2021, and May 27, 2020, respectively
(d) Represents partial relief related to COVID-19 and Hong Kong protest business disruptions as approved by the Talent Committee

	Fiscal Year Ended			
	March 28, 2020			
	Net Income	**Inventories**	**P&E[a]**	**ROIC%[b]**
	(millions)			
As Reported (GAAP basis)	$384.3	$736.2	$979.5	
Restructuring and other charges	67.2	—	—	
Impairment of assets	38.7	—	16.8	
Non-routine inventory charges	159.5	144.5	—	
COVID-19 bad debt expense	56.4	—	—	
Income tax provision	(199.9)	—	—	
As Adjusted (Non-GAAP basis for earnings press release)[c]	506.2			
Other operational charges, net of tax[d]	88.8			
As Adjusted (Non-GAAP basis)	$595.0	$880.7	$996.3	31.7%

(a) P&E = Property & Equipment, Net
(b) ROIC% is calculated as Net Income divided by (Inventories + Property & Equipment, Net)
(c) Adjusted balance as previously disclosed in the Company's earnings press releases filed as Exhibit 99.1 to the Form 8-K filed on May 27, 2020
(d) Represents partial relief related to COVID-19 and Hong Kong protest business disruptions as approved by the Talent Committee

This Proxy Statement includes certain non-U.S. GAAP financial measures relating to the impact of charges and other items as described herein. Adjustments made during Fiscal 2022 included non-routine inventory and bad debt



expense adjustments related to COVID-19 business disruptions, restructuring-related charges, impairment of assets, and certain other charges primarily related to rent and occupancy costs associated with certain previously exited real estate locations for which the related lease agreements have not yet expired and non-income-related capital taxes resulting from Swiss tax reform. Adjustments made during Fiscal 2022 also include bad debt expense recorded in connection with the Russia-Ukraine war. Adjustments made during Fiscal 2021 included non-routine inventory and bad debt expense adjustments related to COVID-19 business disruptions, restructuring-related charges, impairment of assets, and certain other charges primarily related to rent and occupancy costs associated with certain previously exited real estate locations for which the related lease agreements have not yet expired. Additionally, the Fiscal 2021 income tax (provision) benefit reflects incremental income tax expense primarily recorded in connection with a valuation allowance provided against domestic losses attributable to significant COVID-19 business disruptions and international tax legislation enacted in connection with the European Union's anti-tax avoidance directive, partially offset by an income tax benefit primarily related to a net operating loss carryback under the CARES Act. Adjustments made during Fiscal 2020 included non-routine inventory-related charges and bad debt expense related to COVID-19 business disruptions, restructuring-related charges, impairment of assets, and certain other charges primarily related to the charitable donation of the net cash proceeds received from the sale of the Company's corporate jet, and rent and occupancy costs associated with certain previously exited real estate locations for which the related lease agreements had not yet expired. Additionally, the Fiscal 2020 income tax (provision) benefit reflects a one-time benefit recorded in connection with Swiss tax reform. Refer to the Company's Fiscal 2022, Fiscal 2021, and Fiscal 2020 Form 10-Ks for additional discussion regarding these charges. The Talent Committee also approved adjustments for certain other operational charges during Fiscal 2020, providing partial relief for COVID-19 and Hong Kong protest business disruptions.

Included in this Appendix B is a reconciliation between the non-U.S. GAAP financial measures and the most directly comparable U.S. GAAP measures before and after these charges. The related tax effects were calculated using the respective statutory tax rates for each applicable jurisdiction. The Company uses non-U.S. GAAP financial measures, among other things, to evaluate its operating performance and in order to represent the manner in which the Company conducts and views its business. In addition, the Talent Committee uses non-U.S. GAAP measures to set and certify the achievement of certain performance-based compensation goals. The Company believes that excluding items that are not comparable from period to period helps investors and others compare operating performance between two periods. While the Company considers the non-U.S. GAAP measures useful in analyzing its results, they are not intended to replace, nor act as a substitute for, any presentation included in the consolidated financial statements prepared in conformity with U.S. GAAP and may be different from non-U.S. GAAP measures reported by other companies.

